UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

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Item 1.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “ U.S.$” are to United States dollars. See “Exchange Rates and Foreign Exchange Controls” for information regarding exchange rates for the Colombian currency since 2007. This Form 6-K translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted in this Form 6-K, all such peso amounts have been translated at the rate of Ps 1,784.6 per U.S.$1.00, which corresponds to the representative market rate calculated on June 30, 2012. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On September 18, 2012, the representative market rate was Ps 1,799.77 per U.S.$1.00.

Definitions

In this Form 6-K, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“Grupo Aval Limited” means our wholly-owned finance subsidiary, Grupo Aval Limited;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A. and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. (formerly BAC Credomatic GECF Inc.) and its consolidated subsidiaries;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries;

•	“LB Panamá” means Leasing Bogotá S.A., Panamá and its consolidated subsidiaries; and

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary.

The term “Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance,” holding the inspection, supervision and control authority over the persons involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public.

In this Form 6-K, references to beneficial ownership are calculated pursuant to the SEC’s definition of beneficial ownership contained in Form 20-F for foreign private issuers. Form 20-F defines the term “beneficial owner” of securities means any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

Grupo Aval is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and, in this capacity, is subject to surveillance of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and thus is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana) are entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2011, 2010 and 2009 and for the years ended December 31, 2011, 2010 and 2009 have been audited, as stated in the report appended thereto, and are included in our 2011 Annual Report on Form 20-F referred to as “our audited annual consolidated financial statements.” We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (including Resolution 3600 of 1988 and External Circular 100 of 1995, as amended and supplemented from time to time) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP,” and, together with such regulations, “Colombian Banking GAAP.” Our unaudited condensed consolidated financial statements at June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011 are also included in this Form 6-K. We have prepared these financial statements and other financial data included herein in accordance with Colombian Banking GAAP.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this Form 6-K because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited annual consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries (which are the basis for our own consolidated financial statements) are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this Form 6-K differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we filed our 2011 Annual Report on Form 20-F with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a comparable basis. Our Colombian Banking GAAP financial statements will be available on Grupo Aval’s webpage only to the extent that they are included in documents filed with, or furnished to, the SEC.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP.” Note 30 to our audited annual consolidated financial statements provides a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited annual consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this Form 6-K is stated on a consolidated basis prepared under Colombian Banking GAAP.

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, “GE Capital”), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic is a Central American banking group. We completed the acquisition on December 9, 2010. See “Item 4. Information on the Company––B. Business overview––BAC Credomatic” in our 2011 Annual Report on Form 20-F.

As a consequence of our acquisition of BAC Credomatic, our results of operations for the years ended December 31, 2011, 2010 and 2009 may not be comparable with each other and with prior periods. As permitted by the Superintendency of Finance, we have included a one-month period ended December 31, 2010 of BAC Credomatic financial data in our consolidated results of operations for the year ended December 31, 2010.

In our 2011 Annual Report on Form 20-F, we present financial information for BAC Credomatic on a stand-alone basis in accordance with U.S. GAAP. When comparing financial information of BAC Credomatic to other Grupo Aval subsidiaries, we present LB Panamá results, prepared under Colombian Banking GAAP, to disclose financial information pertaining to BAC Credomatic in this Form 6-K. LB Panamá acquired BAC Credomatic and consolidates its operations under Colombian Banking GAAP; however, LB Panamá’s stand-alone operations are immaterial. At June 30, 2012, LB Panamá had Ps 1,828.01 billion of goodwill associated with the BAC Credomatic acquisition and Ps 481.8 billion of indebtedness that it incurred to finance, in part, the BAC Credomatic acquisition. Goodwill amortization and interest expense associated with the BAC Credomatic acquisition for the six-month period ended June 30, 2012 were Ps 27.04 billion and Ps 10.6 billion, respectively.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this Form 6-K from market research, publicly available information and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF,” the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE,” the 2010 and 2011 World Bank Development Indicators, the Economist Intelligence Unit and Euromonitor International. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP,” figures with respect to Colombia in this Form 6-K are based on the 2005 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

Except where otherwise indicated, our balance sheet and statement of income data included in this Form 6-K reflects consolidated Colombian Banking GAAP information, while comparative disclosures of our financial and operating performance against that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance and that of our competitors reflects the unconsolidated results of our banking subsidiaries, Porvenir and Corficolombiana. Aggregate Grupo Aval market share data throughout this document pertaining to Grupo Aval reflects the summation of unconsolidated results of our banking subsidiaries. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic has been prepared on the basis of U.S. GAAP.

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in finance corporations. See “Item 4.

Information on the Company––B. Business overview––Supervision and regulation” in our 2011 Annual Report on Form 20-F. In Colombia, we operate four banks, one financing company and one finance corporation (Corficolombiana), and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison, and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected. We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia,” Banco Davivienda S.A., or “Davivienda,” and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia,” which are the three leading banking groups in Colombia after Grupo Aval. We consider the following banking groups with operations in El Salvador, Guatemala, Costa Rica, Nicaragua, Honduras and Guatemala to be our principal competitors in those countries: Banco Industrial, Scotiabank, G&T Continental, Citibank and Bancolombia.

Annualized ratios

Unless otherwise noted, we present return on average assets, return on average shareholders’ equity and charge-offs to average outstanding loans for the six-month periods ended June 30, 2012 and 2011 on an annualized basis by multiplying earnings for the six-month period by two. Annualized ratios are not necessarily indicative of the ratios that will be achieved in full-year 2012.

Other conventions

Certain figures included in this Form 6-K have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. References to “billions” in this Form 6-K are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

The terms “minority interest” and “non-controlling interest” refer to the participation of minority shareholders in Grupo Aval and our subsidiaries, as applicable.

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Item 2.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains estimates and forward-looking statements, principally in “Operating and Financial Review and Prospects” and “Item 3. Key Information—D. Risk Factors,” “Item 4. Information of the Company—B. Business overview” and “Item 5. Operating and Financial Review and Prospects” in our 2011 Annual Report on Form 20-F. Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	internal security issues affecting countries where we will operate and natural disasters;

•	loss of key members of our senior management; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in our 2011 Annual Report on Form 20-F.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Form 6-K might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

Item 3.

ENFORCEMENT OF JUDGMENTS

Colombia

Grupo Aval is incorporated under the laws of Colombia. All of our directors and officers reside outside the United States. Substantially all of our assets are located outside the United States, primarily in Colombia. As a result, it may not be possible, or it may be difficult, for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in U.S. courts against us or them, including those predicated upon the civil liability provisions of the U.S. federal securities laws.

Colombian courts will determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Code of Civil Procedure, which provide that the foreign judgment will be enforced if:

•
a treaty or convention exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•
the foreign judgment does not relate to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed and does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•
the foreign judgment, in accordance with the laws of the country in which it was obtained, is final and not subject to appeal, and a duly certified and authenticated copy of the judgment has been presented to a competent court in Colombia;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•
no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties; and

•
in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designed to give the defendant an opportunity to defend itself against the action.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court, which is the only Colombian court that can recognize foreign judgments, has generally accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. However, decisions as to enforceability are considered by Colombian courts on a case-by-case basis, and we do not believe there has been a case to date in which the Colombian Supreme Court was asked to enforce a U.S. judgment relating to U.S. securities laws.

We cannot assure you that a Colombian court would enforce a U.S. court judgment with respect to our preferred shares based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s articles of incorporation and by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws must be resolved by an arbitral tribunal.

Item 4.

SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you. Before investing you should read this entire 6-K carefully for a more complete understanding of our business, including our consolidated financial statements and the related notes, and the section entitled “Operating and Financial Review and Prospects” included herein and “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2011 Annual Report on Form 20-F.

Our company

Grupo Aval is Colombia’s largest banking group, and, through our BAC Credomatic operations, we are also a leading banking group in Central America. We are Colombia’s largest banking group based on total assets, and its most profitable based on return on average shareholders’ equity, or “ROAE,” as compared to our principal competitors, in each case based on available information at and for the six-month period ended June 30, 2012 and the years ended December 31, 2011, 2010, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results.

We have the largest banking network in Colombia, with 1,265 branches and 2,649 automated teller machines, or “ATMs,” at December 31, 2011. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

The following table shows market shares and other metrics of our Colombian banking subsidiaries and principal competitors at the dates indicated.

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated (1)
	(in percentages)
	At June 30, 2012
ROAA(2)	2.5	2.0	2.5	2.1	2.1	1.9	–	–
ROAE(3)	18.8	14.7	18.8	17.0	17.3	16.2	–	–
Efficiency ratio(4)	47.3	43.9	50.0	58.5	50.0	51.8	–	–
Colombian market share:
Deposits	15.3	6.6	4.9	3.2	29.9	19.4	10.8	10.0
Gross loans and financial leases	13.5	7.3	5.2	2.6	28.7	21.6	12.4	9.6
Assets	14.9	7.1	4.7	2.6	29.4	20.6	11.6	8.9
Net income	18.1	6.5	5.3	2.4	32.3	22.7	11.6	7.2
Shareholders’ Equity	19.5	7.2	4.5	2.3	33.5	25.1	12.0	6.0

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated (1)
	(in percentages)
	At December 31, 2011
ROAA(2)	2.6	2.1	2.8	2.3	2.3	2.2	1.9	2.0
ROAE(3)	21.3	15.4	20.8	18.6	20.3	19.6	15.1	20.2
Efficiency ratio(4)	50.9	46.0	50.5	59.2	52.7	53.2	47.2	49.9
Colombian market share:
Deposits	14.8	6.6	4.9	3.3	29.5	19.6	11.5	9.8
Gross loans and financial leases	13.4	7.3	5.1	2.5	28.3	21.9	12.8	9.4
Assets	14.6	7.1	4.8	2.6	29.0	21.0	11.9	8.8
Branches(5)	12.7	3.7	3.7	5.5	25.7	15.4	11.3	6.9
ATMs(5)	9.4	1.6	8.5	4.9	24.3	26.4	13.3	8.8

Source: Company calculations based on Superintendency of Finance data, except for figures relating to branches and ATMs, which are derived from company data. Comparable financial information for the six-month period ended June 30, 2012 is not publicly available as of the date of this Form 6-K for Davivienda and BBVA Colombia.

(1)
Return on average assets, or “ROAA,” ROAE and efficiency ratio reflect consolidated ratios of Grupo Aval. Colombian market share figures reflect aggregated unconsolidated amounts of Grupo Aval’s Colombian banking subsidiaries.

(2)	For methodology used to calculate ROAA, see below note (2) to the table under “—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see below note (3) to the table under “—Our company—Financial and operating data.”

(4)	For methodology used to calculate efficiency ratio, see below note (4) to the table under “—Our company—Financial and operating data.”

(5)	As of the date of this Form 6-K, branch and ATM information for Colombian banks is not available at June 30, 2012.

Central American operations

Through our BAC Credomatic operations, we are one of the leading banking groups in Central America based on consolidated assets. BAC Credomatic has operations in each of the six Central American countries: Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. BAC Credomatic has the only network that processes all major credit card brands in the region.

Through a network of 487 points of contact (including 227 full-service branches, 40 in-store branches, 192 on-site branches and 28 auto/drive-thru branches) and 1,227 ATMs at June 30, 2012, BAC Credomatic provides us with more than 2.2 million additional customers and access to a region with a population of approximately 43.9 million, providing significant opportunity for growth in financial services.

BAC Credomatic represented the equivalent of 17.8% of our assets at December 31, 2011 and 16.3% of our assets at June 30, 2012.

The following table shows market shares of our Central American operations, excluding Panama.

	BAC Credomatic	Banco Industrial	Scotiabank	G&T Continental	Citibank	Bancolombia
	(in percentages)
	At June 30, 2012
Central American market share:
Deposits	11.5	13.3	5.6	9.2	6.8	5.5
Net loans and financial leases	13.3	11.4	7.7	7.5	6.2	6.2
Shareholders’ equity	12.9	9.5	6.3	6.9	11.5	7.5
Net income	14.9	13.5	3.9	6.1	6.7	7.6

Source: Reflects data aggregated from the local superintendencies of Costa Rica, Honduras, El Salvador, Guatemala and Nicaragua. Market share is determined based on the sum of each bank’s operations (excluding state-owned banks) in the above mentioned countries. For comparison purposes, this calculation excludes Panama due to the difficulty of separating international from local businesses of Panamanian banks.

Financial and operating data

The following table presents our key consolidated financial and operating data for the periods and at the dates indicated.

	At and for the six-month period ended June 30,			At and for the year ended December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions, except where otherwise indicated)(1)	(in Ps billions, except where otherwise indicated)
Financial data:
Total assets	66,641.5	118,928.4	104,293.0	111,501.9	96,309.3	70,993.1
Gross loans and financial leases	41,486.4	74,036.6	63,272.9	69,947.7	58,623.6	41,896.7
Deposits	41,790.1	74,578.7	65,596.5	71,007.6	63,669.3	49,348.5
Non-controlling interest	2,956.6	5,276.4	5,081.7	4,927.0	4,475.5	4,038.0
Total shareholders’ equity	4,786.3	8,541.7	7,551.8	8,159.1	4,554.6	4,084.3

Net interest income	1,712.7	3,056.5	2,756.5	5,468.9	4,628.8	4,826.0
Total provisions, net	(230.2)	(410.8)	(226.4)	(416.3)	(1,026.9)	(887.6)
Total fees and other services income, net	650.3	1,160.5	1,102.4	2,234.4	1,617.7	1,583.5
Total other operating income	261.4	466.4	435.3	958.0	785.5	684.1
Total operating income	2,394.2	4,272.6	4,067.8	8,244.9	6,005.1	6,205.9
Total operating expenses	(1,419.1)	(2,532.6)	(2,403.7)	(4,932.9)	(3,520.0)	(3,292.4)
Total non-operating income (expense), net	68.0	121.3	125.9	196.2	176.9	67.7
Income tax expense	(381.1)	(680.0)	(541.0)	(1,136.7)	(831.0)	(864.3)
Income before non-controlling interest	662.0	1,181.3	1,249.0	2,371.5	1,831.1	2,116.9
Non-controlling interest	(257.7)	(459.9)	(626.7)	(1,080.2)	(874.2)	(1,051.5)
Income attributable to shareholders	404.3	721.5	622.3	1,291.2	956.9	1,065.4

Financial ratios (in percentages)
ROAA(2)	–	2.1	2.5	2.3	2.2	3.2
ROAE(3)	–	17.3	20.6	20.3	22.2	29.2
Efficiency ratio(4)	–	50.0	51.7	52.7	46.6	42.9

	At and for the six-month period ended June 30,			At and for the year ended December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions, except where otherwise indicated)(1)	(in Ps billions, except where otherwise indicated)
Operational data (in units):
Number of customers(5)	–	9,850,517	8,934,654	9,596,694	8,700,266	6,532,302
Number of employees(6)	–	57,404	54,138	54,463	53,485	36,976
Number of branches(7)	–	1,503	1,472	1,491	1,438	1,180
Number of ATMs(7)	–	3,999	3,644	3,835	3,518	2,340

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,784.60 at June 30, 2012.

(2)
For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the average of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year). For the year ended December 31, 2010, BAC Credomatic’s results are included in 1/12 of our 2010 income but in 1/2 of our average assets due to the consolidation of BAC Credomatic financial data in Grupo Aval’s financial statements from December 1, 2010. Excluding BAC Credomatic’s assets from the calculation, results in an adjusted Grupo Aval ROAA of 2.5%. For the six-month periods ended June 30, ROAA is calculated as income before non-controlling interest for the six-month period multiplied by two, divided by average assets (the sum of total assets at the end of the six-month period and total assets at the end of the previous fiscal year, divided by two). For a reconciliation of ROAA, see “Item 4. Information on the Company––B. Business overview––Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F and “Operating and Financial Review and Prospects––Non-GAAP measures reconciliation.”

If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of an annual period, our ROAA would be: 2.3%, 2.4%, and 3.2% for the periods ended December 31, 2011, 2010 and 2009. If average assets were calculated using monthly consolidated information, rather than the average at the beginning and end of a six-month period, our ROAA would be: 2.1% and 2.5% for the six-month periods ended June 30, 2012 and 2011. ROAA for the six-month period ended June 30, 2012 would be 2.6% for Banco de Bogotá, 2.0% for Banco de Occidente, 2.5% for Banco Popular and 2.0% for Banco AV Villas. Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2011, which may be materially different.

(3)
For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholders’ equity at the end of the prior period, divided by two). For the six-month periods ended June 30, ROAE is calculated as net income multiplied by two, divided by average shareholders’ equity (shareholders’ equity at the end of the six-month period plus shareholders’ equity at the end of the prior fiscal year, divided by two). Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2012, which may be materially different.

If average shareholders’ equity were calculated using monthly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 23.8%, 23.3% and 27.2% for the periods ended December 31, 2011, 2010 and 2009, and 17.4% and 25.9% for the periods ending June 30, 2012 and 2011, respectively, and ROAE for the six-month period ended June 30, 2012 would be 19.0% for Banco de Bogotá, 14.6% for Banco de Occidente, 18.3% for Banco Popular and 17.1% for Banco AV Villas. There is no significant effect to shareholders’ equity at December 31, 2011 resulting from the BAC Credomatic transaction. Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2011, which may be materially different.

(4)
Efficiency ratio is calculated as operating expenses before depreciation and goodwill amortization, divided by the sum of total operating income before net provisions. “Item 4. Information on the Company––B. Business overview––Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F and “Operating and Financial Review and Prospects––Non-GAAP measures reconciliation.”

(5)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

(6)	At June 30, 2012, we had approximately 41,400 employees in Colombia and approximately 16,000 employees in Central America.

(7)	Reflects aggregated number of branches or ATMs, as applicable, in Colombia and Central America.

Our markets

At and for the six months ended June 30, 2012, the majority of our operations was in Colombia, representing 81.3% and 84.5% of our net income and gross loan portfolio respectively, and in the six countries in Central America, representing 18.7% and 15.5% of our net income and gross loan portfolio in each case at and for the six months ended June 30, 2012.

We believe that Colombia’s financial system presents significant growth potential given its favorable economic conditions and one of the lowest penetration rates for banking and financial services in Latin America. According to International Monetary Fund data, at December 31, 2011, Colombia’s population and economy were the third and fourth largest in Latin America, respectively. According to DANE, in 2011 Colombia’s population was approximately 46.0 million people and its nominal GDP was Ps 615.7 trillion (U.S.$333.2 billion). Colombia’s nominal GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,416 using the average exchange rate for that year) to Ps 13.4 million in 2011 (U.S.$7,236 using the average exchange rate for that year).

During the ten-year period ended December 31, 2011, Colombia outperformed the average GDP growth rate for Latin America by 1.1 percentage points, while reducing the country’s dependency on foreign financing as reflected in an external debt to GDP ratio of 22.8% at December 31, 2011. According to IMF data, Colombia has achieved GDP growth every year during the last half century (other than 1999). Unlike other emerging Latin American countries, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the ten years ended December 31, 2011. According to the Central Bank of Colombia, or the “Colombian Central Bank,” Colombia’s annual inflation rate for 2011 was 3.7%, close to the 50-year low of 2.0% in 2009 and was 3.2% for the twelve-month period ended June 30, 2012. These economic fundamentals, together with Colombia’s record as a stable democracy, account for Colombia’s relative strength during the recent global economic and financial crisis.

During the ten-year period ended December 31, 2011, according to the Superintendency of Finance, Colombia’s financial system grew at a compounded annual growth rate, or “CAGR,” of 11.5% in terms of loans and 8.9% in terms of deposits, on an inflation-adjusted basis, compared to 4.5% for the country’s GDP during the same period. Despite this recent growth, Colombia’s bank-loans-to-GDP ratio remains relatively low, with an approximate 32.5% ratio at March 31, 2012, according to the Superintendency of Finance. As Colombia’s largest banking group, we believe that we are well-positioned to take advantage of Colombia’s potential for growth in financial services and products. The capitalization of Colombia’s banking sector consists mostly of primary capital (Tier I) with a primary capital (Tier I) to risk-adjusted assets ratio of 11.4% at June 30, 2012, according to the Superintendency of Finance.

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2011, Central America had a total population of approximately 43 million, making it the fourth-largest market in Latin America by population. At the same date, Central America posted an estimated combined GDP of U.S.$165.9 billion, ranking the region as the eighth-largest economy in Latin America. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.1% between 2012 and 2014, compared to Colombia’s expected average growth rate of 4.5% during the same period. In terms of banking penetration, Central America had a ratio of private credit to GDP of 47.2% as of December 31, 2011, mainly driven by Panama’s 91.8% ratio. This indicator for the other countries in the region ranges from 23.4% to 49.2%, leading us to believe that growth in the financial sector could outperform GDP growth. We also see the additional penetration of credit cards in the population as an important growth opportunity in Central America.

Our history

Grupo Aval was created by our chairman, Mr. Luis Carlos Sarmiento Angulo, on January 7, 1994 as a sociedad anónima. Mr. Sarmiento Angulo has a 56-year track record, having started his entrepreneurial career in 1956, with the opening of a real estate development firm in Bogotá. In 1971, he acquired a majority stake in Banco de Occidente and, in 1972, founded Corporación de Ahorro y Vivienda Las Villas (the predecessor to Banco AV Villas) to focus on low- and middle-income mortgage financing. In 1988, he completed the acquisition of a majority stake in Banco de Bogotá, consolidating his position as a major participant in the Colombian banking system. In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, which expanded to pension fund management in 1994. Banco Popular was acquired in 1996, and, in 1997, the acquisition of Corporación de Ahorro y Vivienda Ahorramas and its subsequent merger with Corporación de Ahorro y Vivienda Las Villas to form Banco AV Villas, improved its competitive position in the mortgage sector. In 1998, Mr. Sarmiento Angulo contributed a majority of his holdings in financial institutions to Grupo Aval. Since then, Grupo Aval has acquired Banco Aliadas, Banco de Crédito y Desarrollo Social Megabanco or Banco Megabanco, Banco Union and Corporación Financiera del Valle through its subsidiaries to further extend and consolidate its position as the leading participant in the Colombian banking sector.

In 1999, we conducted an initial public offering in Colombia and listed our common shares on the Colombian Stock Exchange under the symbol “GRUPOAVAL.” Our initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders. In addition, Grupo Aval’s shareholders have received a dividend yield of approximately 4% per share on average in the 2006 to 2011 period. We have paid dividends every year since our initial public offering. We concluded our third public offering of shares to the Colombian public on May 12, 2011, consisting of 1.6 billion preferred shares at a price of Ps 1,300 (U.S.$0.72 at the representative market rate on such date) per share and expanded our shareholder base to over 130,000 shareholders. Our preferred shares are listed on the Colombian Stock Exchange under the symbol “PFAVAL.” Grupo Aval is currently, and after this offering will continue to be, controlled by its chairman, Mr. Sarmiento Angulo.

On December 9, 2010, we acquired all of the outstanding shares of BAC Credomatic, pursuant to a stock purchase agreement entered into with GE Capital, for U.S.$1.92 billion. We operate BAC Credomatic as a separate subsidiary and its results are consolidated into Banco de Bogotá, which already oversees significant businesses run by the management teams in our group, including Corficolombiana and Porvenir.

In 2011, we increased our direct ownership in Banco Popular from 30.7% to 93.7%. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular share ownership reorganization” in our 2011 Annual Report on Form 20-F.

On February 1, 2012, we successfully completed our inaugural international bond offering, raising U.S.$600 million of 5.25% Senior Notes due 2017, or the “Grupo Aval Debt Offering.” See “Item 4. Information on the Company—History and development of the company” in our 2011 Annual Report on Form 20-F.

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic, which we acquired on December 9, 2010. The following chart presents our ownership structure.

Source: Company data at June 30, 2012.

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at June 30, 2012, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions through the Colombian Stock Exchange.

(2)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(3)
This acquisition was completed on December 9, 2010. BAC Credomatic’s results of operations prior to December 1, 2010 are not included in Grupo Aval’s and Banco de Bogotá’s results that are described in this Form 6-K.

We own 64.4% of the share capital of Banco de Bogotá, 68.2% of Banco de Occidente, 93.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 56.4% of Corficolombiana indirectly through our banks, at June 30, 2012. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.7% of Banco Popular, 15.4% of Banco AV Villas and 0.3% of Corficolombiana, at June 30, 2012. We acquired an additional 43.5% of Banco Popular’s outstanding shares from Rendifin S.A., a company beneficially owned by Mr. Sarmiento Angulo on June 23, 2011 and an additional 19.6% from Popular Securities S.A. and Inversiones Escorial S.A., companies beneficially owned by Mr. Sarmiento Angulo, on September 20, 2011.

Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second-largest bank in the country based on total assets at June 30, 2012 and net income for the six-month period ended June 30, 2012 and the year ended December 31, 2011. Banco de Bogotá had market shares of 15.3% of deposits and 13.5% of loans at June 30, 2012. It is also the largest financial institution within our group by assets and the largest contributor of net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 630 branches and 1,088 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 18.6% of commercial loans at June 30, 2012. Banco de Bogotá’s ROAE averaged 25.7% between 2009 and 2011 and was 21.3% for the year ended December 31, 2011 and 18.8% for the six-month period ended June 30, 2012. Following the acquisition of BAC Credomatic, Banco de Bogotá’s efficiency ratio worsened from 39.0% in 2009 to 50.9% for the year ended December 31, 2011 but improved to 47.3% for the six-month period ended June 30, 2012.

Banco de Occidente is the fifth-largest bank in Colombia, based on assets and loans at June 30, 2012. It focuses on enterprise customers, state-owned entities and retail customers. Banco de Occidente has strong market shares in the financial leasing business (18.6%, the second-largest market share in the Colombian leasing market, which is comprised of leasing companies and banks). Banco de Occidente’s ROAE averaged 18.4% between 2009 and 2011 and was 15.4% for the year ended December 31, 2011 and 14.7% for the six-month period ended June 30, 2012. Its efficiency ratio worsened from 39.8% in 2009 to 46.0% for the year ended December 31, 2011 but improved to 43.9% for the six-month period ended June 30, 2012.

Banco Popular is the pioneer of, and the market leader in, payroll loans in Colombia and is also a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past due loans of 3.1% compared to a banking system average of 4.8% at June 30, 2012). Banco Popular’s ROAE averaged 23.7% between 2009 and 2011 and was 20.8% for the year ended December 31, 2011 and 18.8% for the six-month period ended June 30, 2012. Its efficiency ratio worsened from 46.7% in 2009 to 50.5% for the year ended December 31, 2011, but improved to 50.0% for the six-month period ended June 30, 2012.

Banco AV Villas is a consumer-focused bank, which targets mid- and low-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, non-banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis. Banco AV Villas’ ROAE averaged 17.6% between 2009 and 2011 and was 18.6% for the year ended December 31, 2011 and 17.0% for the six-month period ended June 30, 2012. Its efficiency ratio worsened from 50.3% in 2009 to 59.2% for the year ended December 31, 2011 but improved to 58.5% for the six-month period ended June 30, 2012.

Porvenir is the market leader in the pension and severance fund management business in Colombia, with a 27.5% market share of assets under management at June 30, 2012. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who lose their jobs. Porvenir has experienced a decrease in earnings with a -3.5% CAGR for the 2009 to 2011 period. Porvenir is the most profitable and efficient pension and severance fund manager in the market, with an ROAE that averaged 34.1% between 2009 and 2011 and was 27.1% for the year ended December 31, 2011 and 32.2% for the six-month period ended June 30, 2012.

Corficolombiana is a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy and finance, and also provides treasury, investment banking and private banking services. Corficolombiana provides Banco de Bogotá with a consistent dividend stream, having declared dividends totaling more than Ps 202 billion (approximately U.S.$104 million) payable to Banco de Bogotá for the year ended December 31, 2011 and more than Ps 67 billion (approximately U.S.$38 million) for the six-month period ended

June 30, 2012. Corficolombiana’s ROAE averaged 24.0% between 2009 and 2011 and was 21.3% for the year ended December 31, 2011 and 13.9% for the six-month period ended June 30, 2012.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is a full-service financial institution, with one of the leading credit card issuance and merchant-acquiring franchises in Central America. Its credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. It has achieved processing volumes of U.S.$9,661 million for the year ended December 31, 2011 and U.S.$5,175 million for the six-month period ended June 30, 2012 in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE averaged 22.9% between 2007 and 2011 (excluding extraordinary gains in 2007 and 2008) and was 21.8% for the year ended December 31, 2011 and 22.4% for the six-month period ended June 30, 2012.

The following tables present key information regarding the results of our operating subsidiaries at the dates and for the periods indicated.

	At and for the six-month period ended June 30, 2012
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	LB Panamá(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	22,768	–	415	6,312	8,427	6,009	2,969
Assets	41,324	523	6,882	10,835	13,141	8,297	4,615
Deposits	26,061	–	1,890	6,901	8,104	5,384	3,526
Shareholders’ equity	4,075	387	1,732	1,819	1,733	1,091	553
Net income	373	59	117	118	126	101	46
ROAE(2)	18.8%	32.2%	13.9%	12.5%	14.7%	18.8%	17.0%
Delinquency ratio past due more than 30 days	1.9%	–	1.4%	2.5%	2.6%	2.4%	3.8%
Allowance for loans as a percentage of past due loans	136.7%	–	200.5%	63.9%	148.8%	161.5%	120.7%
Solvency ratio(3)	13.3%	–	29.8%	12.7%	11.1%	11.6%	13.4%

	At and for the year ended December 31, 2011
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	LB Panamá(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	21,818	–	361	6,415	7,923	5,496	2,698
Assets	38,557	449	5,761	11,112	12,429	7,986	4,269
Deposits	24,300	–	1,246	6,926	7,800	5,186	3,453
Shareholders’ equity	3,836	348	1,642	1,935	1,689	1,055	524
Net income	642	87	341	185	242	209	93
ROAE(2)	21.3%	27.1%	21.3%	9.9%	15.4%	20.8%	18.6%
Delinquency ratio past due more than 30 days	1.9%	–	1.3%	2.8%	2.5%	2.1%	3.6%
Allowance for loans as a percentage of past due loans	140.9%	–	238.2%	64.3%	158.4%	184.3%	133.1%
Solvency ratio(3)	13.3%	–	31.8%	13.2%	10.1%	11.7%	14.2%

Source: Company data and calculations based on consolidated financial statements of our principal operating subsidiaries.

(1)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá. Their financial data is consolidated in Banco de Bogotá’s results. BAC Credomatic was acquired by LB Panamá, which is a subsidiary of Banco de Bogotá and its financial data is consolidated in Banco de Bogotá’s results from December 1, 2010.

(2)	For methodology used to calculate ROAE, see note (3) to the tables under “—Our company—Financial and operating data.”

(3)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

(4)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at June 30, 2012 of 1,784.60 pesos per U.S.$1.00.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American banking industry through the following competitive strengths.

Our multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banks and the market-wide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, services and products. We believe that this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and groupwide best practices without affecting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group if meaningful improvements in efficiencies, revenue or other benefits could be achieved. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating BAC Credomatic into our operations.

Largest player in most banking sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 32.1% of commercial loans and 27.9% of consumer loans, at June 30, 2012. We also have the largest market share of deposits at 29.9% at June 30, 2012. Our Red de Grupo Aval is the largest combined ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At December 31, 2011 our ATM and banking network had market shares of 24.3% and 25.7% of ATMs and branches, respectively.

Strong track record of financial performance

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have assisted us in achieving higher and more stable profits compared to our competitors. Our average ROAE of 23.9% and average ROAA of 2.5% for the 2009 to 2011 period, and our ROAE of 17.3% and ROAA of 2.1% for the six-month period ended June 30, 2012, have been the highest among our direct competitors in the Colombian market, and our consolidated net interest margin (net interest income divided by total average interest-earning assets) has ranged from 8.8% at December 31, 2009 to 6.5% at June 30, 2012. We believe that our ROAA and ROAE have outperformed those of our competitors mainly due to better yields on loans (from our diversified loan portfolio), significant yields from our investment portfolio, lower net provisions (due to a lower ratio of charge-offs to total loans) and better efficiency margins. Our total assets have grown at a CAGR of 22.9% from December 31, 2009 to June 30, 2012 (14.5% excluding BAC). During the same period, our total deposits have grown at a CAGR of 18.0% (9.7% excluding BAC). Our consolidated delinquency ratio past due more than 30 days improved from 2.5% at June 30, 2011 to 2.3% at June 30, 2012 and is among the lowest among our direct competitors in the Colombian market.

Diversified sources of funding

We have diverse sources of funding, including deposits and debt securities placed in the Colombian market, which result in a low cost of funding. At June 30, 2012, in Colombia, our market share of deposits was 29.9%, supported by a 40.3% market share in checking accounts and 28.9% in savings accounts. Deposits represented 75.2% of our total funding at that date, compared to 83% at December 31, 2009, which provides us with a stable and cost-effective funding base. As a result of our efforts to broaden our funding base, we increased our funding from Ps 59.4 trillion (U.S.$33.3 billion) at December 31, 2009 to Ps 92.4 trillion (U.S.$51.7 million) at December 31, 2011 and to Ps 99.2 trillion (U.S.$55.6 billion) at June 30, 2012. On May 12, 2011, we completed an offering of 1.6 billion preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion) (Ps 1,300 (U.S.$0.72 at the representative market rate at such date) per share), before deducting brokerage commissions and discounts, and expenses of the offering. On February 1, 2012, we successfully completed our inaugural international bond offering of U.S.$600 million of 5.25% Senior Notes due 2017. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe that we have asset quality that is superior to the market average. We have maintained our relative asset quality, as evidenced by our ratio of non-performing loans to total loans of 1.6% for June 30, 2012 and for December 31, 2011, and a ratio of charge-offs to average outstanding loans (annualized) of 0.9% and 1.1% at June 30, 2012 and December 31, 2011, respectively. In addition, we believe that our reputation as a conservative banking group has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and Grupo Aval’s risk management staff meets on a weekly basis to discuss the loan portfolio, developments in the industry, risks and opportunities.

Each of our banks and Grupo Aval has strong capital adequacy ratios. The aggregate solvency ratio of our banks on an unconsolidated basis was 13.8% at both June 30, 2012 and December 31, 2011, compared to an average solvency ratio of 16.2% and 14.8% for our principal competitors at the same dates and to 9.0%, Colombia’s minimum regulatory requirement.

Focus on best practices

Grupo Aval applies groupwide best practices for all of its operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us to achieve economies of scale and synergies to reduce operating and administrative costs. At December 31, 2011, we had a consolidated efficiency ratio of 52.7%, and our banking subsidiaries had efficiency ratios ranging from 46.0% (Banco de Occidente) to 59.2% (Banco AV Villas). At June 30, 2012, we had a consolidated efficiency ratio of 50.0%, and our banking subsidiaries had efficiency ratios ranging from 43.9% (Banco de Occidente) to 58.5% (Banco AV Villas). We intend to transfer these best practices to BAC Credomatic, which had an efficiency ratio of 55.3% at June 30, 2012.

Leading banking operations in Central America

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 22.9% in annual ROAE for the period from 2007 to 2011 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network that processes all major credit card brands in the region. BAC Credomatic customer base and distribution network are sizable when compared to our Colombian banks. At June 30, 2012, it served more than 2.2 million customers through 487 points of contact including 227 full-service branches, 40 in-store branches offering teller services in retail stores, 192 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout

Central America, connected through a single technological platform that allows online transactions between countries in the region. BAC Credomatic’s market share in terms of gross loans varies in the different countries as follows, as of June 30, 2012: Costa Rica 10.8%, El Salvador 9.8%, Guatemala 4.7%, Honduras 13.0%, Nicaragua 26.8% and Panama 3.0%.

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 55 years of business experience, including 40 years in the banking and related financial services industry. Our president Mr. Luis Carlos Sarmiento Gutiérrez, has over 15 years of experience in the banking and related financial services industry and over 25 years of business experience as a banking executive in Colombia and the United States. The presidents of our four banks have an average tenure of over 25 years with these banks, and the president of BAC Credomatic has a tenure of over 35 years with BAC Credomatic. We believe that the strength of management at all levels within Grupo Aval has enabled us to become Colombia’s largest banking group and its most profitable based on return on ROAE as compared to our principal competitors. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following principal elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, according to the 2011 World Bank Development Indicators, domestic credit to the private sector accounted for 45.3% of GDP in Colombia as compared to 89.3% for Chile, 61.4% for Brazil and 26.4% for Peru at December 31, 2011. See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Credit volumes.” We anticipate that demand for such services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

Continue capitalizing on synergies and improving efficiencies

We believe that there is additional room to create synergies among our subsidiaries and leverage their combined strength without affecting our multi-brand business model. We intend to continue identifying and working on groupwide projects, mainly in information technology, and we will continue to seek economies of scale by fostering procurement of goods and services for multiple subsidiaries, which we believe have contributed to improvements in our efficiency ratios. As an example, we are in the process of replacing the core banking systems in our subsidiaries to converge to a common platform.

Expand our services offerings and diversify our sources of income

We believe that we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. For example, we are currently implementing initiatives to increase our non-interest income, which consists primarily of net fee income. Net fee income accounted for 24.8% and 25.8% of our consolidated total operating income before net provisions for the six-month period ended June 30, 2012 and the year ended December 31, 2011, respectively. We believe that we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding bancassurance (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

Integrate BAC Credomatic and further penetrate the Central American market

We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We intend to capitalize on the expansion of the Central American market as we believe the BAC Credomatic acquisition will offer us significant opportunities for organic and acquisition growth in financial services in this region. In order to improve operational efficiency and increase market share in key sectors, we intend to share our groupwide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and services and products, such as credit card issuance and merchant-acquiring businesses. We believe that we can substantially improve BAC Credomatic’s efficiency ratio, which at June 30, 2012 was 55.3%, compared to 48.7% for Grupo Aval’s Colombian operations, by implementing our best practices at BAC Credomatic.

Pursue other selected acquisitions

We have a proven track record of identifying, acquiring and integrating interests in companies that we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and to other regions. We regularly evaluate acquisition candidates that may permit us to expand the services and products we offer and markets we can access, such as BAC Credomatic. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries.

Recent developments

Promigas shareholding restructuring

In February 2011, Corficolombiana acquired a 14.39% direct interest and a 10.58% indirect economic interest in Promigas S.A. E.S.P., or “Promigas”, Corficolombiana’s principal investment in the energy and gas sector. In addition, Corficolombiana and Porvenir together hold a further 24.9% economic exposure to Promigas as a result of their respective holdings in a private investment fund. Corficolombiana has taken the following steps to restructure its ownership in, and acquire up to 100% ownership of, the outstanding share capital of Promigas.

On June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through escisión, a process under which, pursuant to Colombian law, a company segregates a portion of its assets to transfer it to another company. Following that step, CFC Limited merged into CFC Gas Holdings SAS, a Colombian wholly-owned subsidiary of Corficolombiana.

On July 31, 2012, Corficolombiana launched a tender offer (oferta pública de adquisición) for the purchase up to the remaining 75.03%, or 99,726,875, of outstanding common shares in Promigas at a purchase price of Ps 25,000 per share. The tender offer closed on September 12, 2012 with the purchase of 1,281,993 shares for a total consideration of Ps 32.0 billion.

New capital adequacy rules

On August 24, 2012, the Colombian government enacted Decree 1771 of 2012, or “Decree 1771,” which amended certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010.

Decree 1771 maintains the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets. For the current applicable definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

From August 1, 2013, Technical capital will continue to consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II); however, primary capital (Tier I) will also consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and a new category of additional basic capital (patrimonio básico adicional), or Additional Tier I.

In addition, Decree 1771 introduces a new measure of “core solvency” for Common Equity Tier 1, which requires higher quality capital and is set at a minimum of 4.5% of risk-weighted assets.

Colombian credit institutions, including Grupo Aval’s banking subsidiaries must comply with the new capital adequacy requirements set forth in Decree 1771 by August 1, 2013, and they must provide an implementation plan to the Superintendency of Finance by January 31, 2013. Grupo Aval is currently studying which measures, if any, it may be required to take in response to the regulations; however, we do not currently anticipate a material adverse effect on Grupo Aval or its banking subsidiaries as a result of the new capital adequacy requirements. For more information see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capitalization Ratios.”

Pension fund solvency measures

Decree 1548 of 2012, or “Decree 1548,” introduces a new measure of solvency for pension fund administrators, which sets technical capital (patrimonio técnico) at a total of 9% of exposure to operational risk. “Exposure to operational risk” is defined as the product of multiplying 100/9 by the sum of:

•	16% of fee income from mandatory pension funds;

•	16% of fee income from severance funds;

•	0% of fee income from voluntary pension funds; and

•	1/48 of all other funds managed by pension fund administrators.

We expect the changes introduced by Decree 1548 to permit the release of approximately Ps 100 billion of capital of Porvenir, which pursuant to Decree 1548 must be offset by Porvenir’s stabilization reserves (the stabilization reserve is equivalent to 1.00% of the funds it manages).

New insolvency law

On June 12, 2012, the Colombian Congress enacted Law 1564 of 2012, or “Law 1564,” which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which comes into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days.

Bond offerings by banking subsidiaries

On August 9, 2012, Banco de Occidente issued Ps 300 billion (U.S.$168.1 million) in peso-denominated bonds. The bonds were issued in three tranches: (i) Ps 50 billion (U.S.$28.0 million) of three-year bonds bearing interest at DTF plus 1.67%; (ii) Ps 101 billion (U.S.$56.6 million) of ten-year bonds bearing interest at IPC plus 4.10%; and (iii) Ps 149 billion (U.S.$83.5 million) of fifteen-year bonds bearing interest at IPC plus 4.27%. Banco de Occidente intends to use the proceeds for general corporate purposes.

Banco Popular has announced that it intends to issue Ps 400 billion (U.S.$224.1 million) in Colombian peso-denominated bonds on September 19, 2012. The maturity and interest rate for the bonds will be determined prior to that date. The use of proceeds are expected to be general corporate purposes.

Management appointments

In May 2012, Jorge Adrián Rincón Plata (age 33) was appointed as our Chief Legal Counsel. Mr. Rincón has been a member of the board of directors of Credomatic International Corporation since December 2010. He previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

In May 2012, Mauricio Maldonado Umaña (age 34) was as appointed our Vice President of Strategy. Mr.Maldonado served as engagement manager at McKinsey & Co. and investment banking director at Corficolombiana. He holds a degree in industrial engineering from the Universidad de los Andes and a Master of Business Administration from the University of Chicago Booth School of Business. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Risk factors

We face risks and uncertainties that may affect our future financial and operating performance, including, among others, the following: economic and political conditions in Colombia and other countries in which we operate; internal security issues affecting the countries in which we operate; governmental and regulatory actions and developments affecting our operating subsidiaries and our industry; natural disasters; declines in the quality of our loan portfolio and other assets; adequacy of risk management procedures and systems; counterparty risks; exposures in derivatives transactions; increases in funding costs; changes in interest and exchange rates and other market risks; losses from trading operations; completion and integration of acquisitions, including our recent BAC Credomatic acquisition; failures of information technology and other systems; competition; loss of key members of senior management; and litigation and other legal proceedings. One or more of these matters could negatively affect our business or financial performance as well as our ability to successfully implement our strategy.

Our registered and principal executive offices are located at Carrera 13 No. 26A - 47, Bogotá D.C., Colombia, and our general telephone number is (+57) 1 241-9700. Our website is www.grupoaval.com. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this Form 6-K.

Summary financial and operating data

The following financial data of Grupo Aval at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from the audited annual consolidated financial statements prepared in accordance with Colombian Banking GAAP included in our 2011 Annual Report on Form 20-F. The financial data at June 30, 2011 and for the six-month periods ended June 30, 2012 and 2011 are derived from our unaudited condensed consolidated financial statements at June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011 prepared in accordance with Colombian Banking GAAP included in this Form 6-K. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the six-month period ended June 30, 2012 are not necessarily indicative of results expected for full-year 2012.

This financial data should be read in conjunction with our unaudited interim consolidated financial statements, our audited annual consolidated financial statements and the related notes and “Presentation of Financial and Other Information,” and “Operating and Financial Review and Prospects” included in this Form 6-K and “Item 3. Key Information—Selected financial data” and “Item 5. Operating and Financial Review and Prospects—Operating results” included in our 2011 Annual Report on Form 20-F.

Statement of income data

	Grupo Aval
	For the six-month period ended June 30,			For the year ended December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Operating income:
Net interest income	1,712.7	3,056.5	2,756.5	5,468.9	4,628.8	4,826.0
Total provisions, net	(230.2)	(410.8)	(226.4)	(416.3)	(1,026.9)	(887.6)
Total fees and other services income, net	650.3	1,160.5	1,102.4	2,234.4	1,617.7	1,583.5
Total other operating income	261.4	466.4	435.3	958.0	785.5	684.1
Total operating income	2,394.2	4,272.6	4,067.8	8,244.9	6,005.1	6,205.9
Total operating expenses	(1,419.1)	(2,532.6)	(2,403.7)	(4,932.9)	(3,520.0)	(3,292.4)
Net operating income	975.0	1,740.1	1,664.1	3,312.0	2,485.1	2,913.5

Non-operating income (expense):
Other income	117.4	209.5	186.9	320.7	364.6	367.4
Other expense	(49.4)	(88.2)	(61.0)	(124.5)	(187.6)	(299.7)
Total non-operating income (expense), net	68.0	121.3	125.9	196.2	176.9	67.7
Income before income tax expense and non-controlling interest	1,043.0	1,861.4	1,790.0	3,508.2	2,662.1	2,981.2
Income tax expense	(381.1)	(680.0)	(541.0)	(1,136.7)	(831.0)	(864.3)
Income before non-controlling interest	662.0	1,181.3	1,249.0	2,371.5	1,831.1	2,116.9
Non-controlling interest	(257.7)	(459.9)	(626.7)	(1,080.2	(874.2)	(1,051.5)
Net income attributable to shareholders	404.3	721.5	622.3	1,291.2	956.9	1,065.4

	Grupo Aval
	For the six-month period ended June 30,			For the year ended December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions)(1)	(In Ps billions, unless otherwise indicated)
U.S. GAAP(2)
Net income attributable to Grupo Aval shareholders	–	–	–	885.3	965.3	934.5

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,784.60 at June 30, 2012.

(2)	See note 30 to our audited annual consolidated financial statements for reconciliations to U.S. GAAP. We do not produce U.S. GAAP reconciliations for interim periods.

Balance sheet data

	At and for the six-month period ended				At and for the year ended
	June 30,			December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions, except share information)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents(2)	7,391.0	13,190.0	11,199.2	11,698.6	9,682.6	7,370.9
Total investment securities, net(3)	11,367.2	20,285.8	19,409.9	18,975.2	19,174.9	16,587.3
Total loans and financial leases, net	40,142.8	71,638.9	61,046.9	67,641.2	56,439.7	40,015.6
Total interest accrued on loans and financial leases, net	372.2	664.3	499.0	583.5	448.2	406.1
Bankers’ acceptances, spot transactions and derivatives	193.5	345.3	432.2	418.8	306.9	78.8
Accounts receivable, net	901.7	1,609.3	1,496.9	1,612.9	1,337.3	783.1
Property, plant and equipment, net	1,018.5	1,817.7	1,662.2	1,761.3	1,643.7	1,096.5
Operating leases, net	204.3	364.6	268.0	323.2	263.9	282.5
Foreclosed assets, net	49.5	88.4	88.4	77.8	85.5	48.0
Prepaid expenses and deferred charges	1,055.5	1,883.6	1,687.7	1,956.2	920.7	611.6
Goodwill, net	1,624.7	2,899.5	2,962.7	3,110.7	3,031.4	1,020.1
Other assets, net	941.9	1,681.0	1,361.8	1,072.6	912.0	769.5
Reappraisal of assets	1,378.4	2,460.0	2,178.0	2,269.7	2,062.5	1,923.1
Total assets	66,641.5	118,928.4	104,293.0	111,501.9	96,309.3	70,993.1

Liabilities:
Deposits	41,790.1	74,578.7	65,596.5	71,007.6	63,669.3	49,348.5
Bankers’ acceptances	158.4	282.7	333.0	469.0	309.3	41.6
Interbank borrowings and overnight funds	4,104.4	7,324.8	5,200.9	3,225.1	2,477.4	2,753.7
Borrowings from banks and others	5,396.0	9,629.7	10,227.7	11,437.8	10,491.2	3,854.9
Accounts payable	1,632.1	2,912.7	2,732.5	3,093.9	2,243.5	1,518.5
Accrued interest payable	221.3	395.0	203.8	313.0	247.4	269.1
Other liabilities	807.3	1,440.7	1,377.0	1,447.8	1,291.9	950.7
Long-term debt (bonds)	4,221.8	7,534.2	5,100.8	6,566.2	5,952.4	3,422.2
Estimated liabilities	567.0	1,011.8	887.4	855.3	596.9	711.6
Non-controlling interest	2,956.6	5,276.4	5,081.7	4,927.0	4,475.5	4,038.0
Total liabilities	61,855.1	110,386.7	96,741.2	103,342.7	91,754.7	66,908.8

	At and for the six-month period ended				At and for the year ended
	June 30,			December 31,
	2012	2012	2011	2011	2010	2009
	(in U.S.$ millions, except share information)(1)	(In Ps billions, unless otherwise indicated)
Shareholders’ equity:
Subscribed and paid-in capital:
Outstanding shares	10.4	18.6	17.6	18.6	13.9	13.9
Additional paid-in capital	2,057.4	3,671.7	2,090.6	3,671.1	647.4	647.4
Retained earnings:
Appropriated	1,476.6	2,635.1	2,052.9	2,332.0	1,930.3	1,266.0
Unappropriated	404.3	721.5	622.3	669.0	483.3	679.7
Equity surplus:
Equity inflation adjustments	392.9	701.1	741.9	741.9	742.1	743.2
Unrealized gains (losses) on investment securities available for sale	(102.4)	(182.7)	(140.8)	(293.0)	29.7	18.3
Reappraisal of assets	547.2	976.5	1,246.7	1,019.6	707.8	715.7
Total shareholders’ equity	4,786.3	8,541.7	7,551.8	8,159.1	4,554.6	4,084.3
Total liabilities and shareholders’ equity	66,641.5	118,928.4	104,293.0	111,501.9	96,309.3	70,993.1
U.S. GAAP(4)
Total shareholders’ equity	–	–	–	6,466.7	3,949.5	3,285.7

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,784.60 at June 30, 2012.

(2)
At June 30, 2012, Banco de Bogotá had Ps 9,393.4 billion (U.S.$5,263.6 million), Banco de Occidente had Ps 2,479.2 billion (U.S.$1,389.2 million), Banco Popular had Ps 851.4 billion (U.S.$477.1 million) and Banco AV Villas had Ps 577.3 billion (U.S.$323.5 million) of cash and cash equivalents.

(3)
At June 30, 2012, Banco de Bogotá had Ps 13,878.8 billion (U.S.$7,777.0 million) Banco de Occidente had Ps 3,932.4 billion (U.S.$2,203.5 million), Banco Popular had Ps 2,172.8 billion (U.S.$1,217.5 million) and Banco AV Villas had Ps 1,849.6 billion (U.S.$1,036.4 million) of investment securities, net.

(4)	See note 30 to our audited annual consolidated financial statements for reconciliations to U.S. GAAP. We do not produce U.S. GAAP reconciliations for interim periods.

Other financial and operating data

	Grupo Aval
	At and for the six-month period ended June 30,		At and for the year ended December 31,
	2012	2011	2011	2010	2009

Profitability ratios:
Net interest margin(1)	6.5	6.8	6.5	7.2	8.8
ROAA(2)	2.1	2.5	2.3	2.2	3.2
ROAE(3)	17.3	20.6	20.3	22.2	29.2
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions(4)	50.0	51.7	52.7	46.6	42.9
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.6	12.1	11.7	9.4	11.4
Credit quality data:
Non-performing loans as a percentage of total loans(5)	1.6	1.9	1.6	1.9	2.7
Delinquency ratio past due more than 30 days	2.3	2.5	2.2	2.7	3.6
“C,” “D” and “E” loans as a percentage of total loans(6)	3.2	3.6	3.2	3.9	4.8
Allowance for loans as a percentage of non-performing loans	199.2	189.3	200.6	194.0	169.3
Allowance for loans as a percentage of past due loans	141.5	138.6	150.0	139.1	124.5
Allowance for loans as a percentage of “C,” “D” and “E” loans	99.7	99.1	103.8	96.2	94.1
Allowance for loans as a percentage of total loans	3.2	3.5	3.3	3.7	4.5
Operational data (in units):
Number of customers(7)	9,850,517	8,934,654	9,596,694	8,700,266	6,532,302
Number of employees(8)	57,404	54,138	54,463	53,485	36,976
Number of branches(9)	1,503	1,472	1,491	1,438	1,180
Number of ATMs(9)	3,999	3,644	3,835	3,518	2,340

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)	For methodology used to calculate ROAA, see note (2) to the table under “—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the table under “—Our company—Financial and operating data.”

(4)
See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F and “Operating and Financial Review and Prospects—Non-GAAP measures reconciliation.”

(5)
Non-performing loans are microcredit loans that are 31 days or more past due, mortgage and consumer loans that are 61 days or more past due and commercial loans that are 91 days or more past due. Each category includes financial leases respectively. See “Selected Statistical Data—Loan portfolio—Risk categories.”

(6)	See “Selected Statistical Data—Loan portfolio—Risk categories.”

(7)	Reflects aggregated customers of each of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

(8)	At June 30, 2012, we had approximately 41,400 employees in Colombia and approximately 16,000 employees in Central America.

(9)	Reflects aggregated number of branches or ATMs, as applicable, in Colombia and Central America.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At June 30, 2012
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
						(in percentages)
Tangible equity ratio(2)	10.5	13.1	13.5	12.0	11.5	9.4	11.8	–	–
Tier 1 ratio(3)	12.1	8.8	9.1	11.8	11.1	–	11.6	–	–
Solvency ratio(4)	13.3	11.1	11.6	13.4	12.7	–	14.9	–	–
	At December 31, 2011
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
						(in percentages)
Tangible equity ratio(2)	10.0	13.5	13.6	12.3	11.4	9.2	9.9	10.3	8.3
Tier 1 ratio(3)	12.0	8.7	9.1	12.5	11.0	–	9.0	11.4	9.5
Solvency ratio(4)	13.3	10.1	11.7	14.2	12.6	–	12.5	14.4	12.3

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Consolidated capitalization ratios at June 30, 2012 for Davivienda and BBVA Colombia are not publicly available.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F and “Operating and Financial Review and Prospects—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(4)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at June 30, 2012 were: Banco de Bogotá, 9.9%; Banco de Occidente, 11.0%; Banco Popular, 11.6%; Banco AV Villas, 13.4%; Grupo Aval (aggregate), 10.5%; and Bancolombia, 14.2%. The tangible solvency ratios for the following entities at December 31, 2011 were: Banco de Bogotá, 9.3%; Banco de Occidente, 9.9%; Banco Popular, 11.7%; Banco AV Villas, 14.2%; Grupo Aval (aggregate), 10.0%; Bancolombia, 11.7%; Davivienda, 11.3%; and BBVA Colombia, 10.5%.

Item 6.

EXCHANGE RATES AND FOREIGN EXCHANGE CONTROLS

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including us, for the purchase and sale of U.S. dollars. On June 30, 2012, the representative market rate was Ps 1,784.60 per U.S.$1.00, and on December 31, 2011 and 2010, the representative market rate was Ps 1,942.70 and Ps 1,913.98 per U.S.$1.00, respectively. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/ U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of peso per U.S. dollar	Low	High
Month:
March 2012	1,758.03	1,792.07
April 2012	1,761.20	1,793.30
May 2012	1,754.89	1,845.17
June 2012	1,766.91	1,834.71
July 2012	1,771.53	1,799.48
August 2012	1,785.29	1,833.14
September 2012 (through September 18, 2012)	1,789.54	1,825.21

Source: Superintendency of Finance.

Fluctuation of Colombian peso against U.S. dollar and measures adopted by the Colombian government

During 2007, the peso appreciated against the U.S. dollar by 10.0%. As the peso appreciated against the U.S. dollar, the Colombian Central Bank intervened in the foreign exchange markets to control currency fluctuation. During 2008 the peso depreciated by 11.4% and closed at an exchange rate of Ps 2,243.59 per U.S.$1.00. During 2010 the peso appreciated against the U.S. dollar by 6.4%, during 2011 the peso depreciated against the U.S. dollar by 1.5% and in the six-month period ended June 30, 2012 the peso appreciated against the U.S. dollar by 8.1%.

The Colombian Central Bank and the Ministry of Finance have, in recent years, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the peso against the U.S. dollar. Pursuant to Resolution 5 of 2008 and Resolution 11 of 2008 of the Colombian Central Bank, such measures include, among others: reserve requirements on private demand deposits, savings deposits and other deposits on liabilities currently set at 11.0%, reserves of 4.5% for term deposits, or “CDTs,” with maturities for less than 540 days and 0.0% for term deposits with maturities for more than 540 days; and the deposit requirements with respect to indebtedness in a foreign currency, currently set at 0.0%. During 2007 and 2008, both the Ministry of Finance and the Colombian Central Bank adopted several measures aimed at controlling the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•
50.0% non-interest-bearing deposit requirement at the Colombian Central Bank, currently applicable to short-term portfolio investments in assets other than shares or convertible bonds or collective investment funds that only invest in shares or convertible bonds, for a period of six months, which was rescinded in 2008;

•
a six-month 40.0% non-interest-bearing deposit at the Colombian Central Bank applicable to corporate reorganization transactions, including mergers, acquisitions and spin-offs if the successor thereof is a Colombian resident required to repay foreign indebtedness that would have otherwise been subject to the deposit requirement of Resolution No. 2 of May 6, 2007;

•	exemptions to the 40.0% non-interest-bearing deposit requirement applicable to foreign investment in local private equity funds and ADR and GDR programs of Colombian issuers;

•	restrictions on the repatriation of foreign direct investments;

•	increases to the reference rate (repo rate); and

•	interest-free deposits with the Colombian Central Bank applicable to the proceeds resulting from imports financings.

On October 8, 2008 and October 9, 2008, through Decree 3913 and Resolution 10, issued by the Colombian government and the Colombian Central Bank, respectively, the deposit requirement was set at 0.0% in connection with foreign portfolio investment and foreign indebtedness operations, including foreign loans, import financing and export financing. Additionally, on September 1, 2008 by means of Decree 3264, the Colombian government eliminated restrictions on the repatriation of foreign direct investments.

On March 3, 2010, the Colombian Central Bank resumed intervention in the foreign exchange market, accumulating international reserves through daily purchases of U.S.$20.0 million in competitive auctions during the first half of 2010 in response to indications of an exchange rate misalignment. From March 2010 to June 2011, the Colombian Central Bank accumulated U.S.$5.5 billion. The Colombian Central Bank made public its decision to extend its intervention in the Colombian foreign exchange spot market until September 2011. On October 28, 2011, the Colombian Central Bank replaced the intervention in the spot market and announced the intervention by means of volatility options, which was in place until February 2012. Since then, the previous mechanism of daily purchases was reinstated and has been extended until November 2012. Furthermore, on August 24, 2012, the Colombian Central Bank announced that it would increase the pace of daily purchases during the five-week period ending on September 28, 2012 to an average of U.S.$28 million per day. On November 5, 2010, the Colombian government issued Decree 4145, pursuant to which, among other things, interest payments on foreign indebtedness by Colombian companies became subject to a 33.0% withholding tax rate. On December 29, 2010, the Colombian government enacted Law 1430 of 2010, which among other things reduced the withholding tax rate on interest payments on foreign indebtedness of Colombian companies having a term of one year or more, to 14.0%.

The Colombian government has considerable power to determine governmental policies and actions that relate to the Colombian economy and, consequently, to affect the operations and financial performance of businesses. The Colombian government and the Colombian Central Bank may seek to implement and are currently implementing additional measures aimed at controlling further fluctuation of the Colombian peso and fostering domestic price stability. A prediction cannot be made on the policies that may be adopted by the Colombian government and whether those policies may negatively affect the Colombian economy or our business or financial performance. Furthermore, we cannot assure you that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

Item 9.

SELECTED STATISTICAL DATA

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in our 2011 Annual Report on Form 20-F and this Form 6-K as well as “Operating and Financial Review and Prospects” in this Form 6-K and “Item 5. Operating and Financial Review and Prospects” in our 2011 Annual Report on Form 20-F. This information has been derived from our financial records, which are prepared in accordance with Colombian Banking GAAP. This information includes our unaudited consolidated financial information at June 30, 2012 and June 30, 2011 and for the six-month periods ended June 30, 2012 and 2011. For information regarding annual periods, please see “Item 4. Information on the Company—B. Business overview—Selected statistical data” in our 2011 Annual Report on Form 20-F.

Distribution of assets, liabilities and shareholders’ equity, interest rates and interest differential

Average balances have been calculated as follows: for each month, the actual month-end balances were established. The average balance for each period is the average of the period-end data for the preceding December 31 and each month in the relevant six-month period. We stop accruing interest on loans after they are past due by more than a certain number of days that depends on the type of loan. See “—Loan portfolio—Suspension of accruals.” For purposes of the presentation in the following tables, non-performing loans have been treated as non-interest-earning assets.

Under Colombian Banking GAAP, interest on investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on our trading securities portfolio.

Average balance sheet

For the six-month periods ended June 30, 2012 and 2011, the following table presents:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated period-end data for the preceding December 31 and each month in the relevant six-month period, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the respective periods);

•	interest income and expense amounts; and

•	annualized average yield and annualized interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for the six-month periods ended June 30,
	2012			2011
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,089.7	78.1	14.3%	1,137.0	50.0	8.8%
Foreign-denominated	889.3	5.6	1.3%	515.7	3.6	1.4%
Total domestic	1,979.0	83.6	8.5%	1,652.7	53.6	6.5%
Foreign	928.6	14.8	3.2%	1,103.4	11.7	2.1%
Total	2,907.6	98.5	6.8%	2,756.1	65.3	4.7%
Investment securities (1)
Domestic
Peso-denominated	16,402.7	582.2	7.1%	15,893.8	541.5	6.8%
Foreign-denominated	2,537.1	32.4	2.6%	1,873.2	70.2	7.5%
Total domestic	18,939.7	614.6	6.5%	17,767.0	611.7	6.9%
Foreign	1,475.5	31.0	4.2%	1,321.6	25.7	3.9%
Total	20,415.2	645.6	6.3%	19,088.6	637.4	6.7%
Loans and financial leases (2)
Domestic
Peso-denominated	54,460.4	3,368.6	12.4%	45,970.8	2,552.1	11.1%
Foreign-denominated	4,753.7	83.9	3.5%	3,824.2	54.7	2.9%
Total domestic	59,214.1	3,452.4	11.7%	49,795.0	2,606.8	10.5%
Foreign	10,942.1	700.6	12.8%	9,680.6	648.0	13.4%
Total	70,156.2	4,153.0	11.8%	59,475.6	3,254.8	10.9%
Total interest-earnings assets
Domestic
Peso-denominated	71,952.8	4,028.8	11.2%	63,001.6	3,143.5	10.0%
Foreign-denominated	8,180.1	121.9	3.0%	6,213.1	128.5	4.1%
Total domestic	80,132.8	4,150.7	10.4%	69,214.7	3,272.0	9.5%
Foreign	13,346.2	746.4	11.2%	12,105.6	685.5	11.3%
Total interest-earnings assets	93,479.0	4,897.1	10.5%	81,320.3	3,958.5	9.7%
Non-interest-earnings assets
Cash and due from banks
Domestic
Peso-denominated	4,098.8			4,664.4
Foreign-denominated	1,150.7			360.6
Total domestic	5,249.5			5,025.1
Foreign	2,830.3			2,394.8
Total	8,079.9			7,419.9
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(2,143.3)			(1,903.4)
Foreign-denominated	(13.6)			(10.9)
Total domestic	(2,156.9)			(1,914.3)
Foreign	(193.0)			(201.5)
Total	(2,349.9)			(2,115.9)
Non-performing past due loans (3)
Domestic
Peso-denominated	941.0			946.4
Foreign-denominated	5.1			8.9
Total domestic	946.1			955.4
Foreign	239.8			256.8
Total	1,185.9			1,212.1

	Average balance sheet and income from interest-earning assets for the six-month periods ended June 30,
	2012			2011
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	4,008.1			3,179.8
Foreign-denominated	(3,583.4)			(2,819.2)
Total domestic	424.8			360.6
Foreign	12.4			12.8
Total	437.2			373.4
Accounts receivable, net
Domestic
Peso-denominated	2,007.4			1,569.6
Foreign-denominated	69.5			56.3
Total domestic	2,077.0			1,625.8
Foreign	240.9			318.8
Total	2,317.9			1,944.7
Foreclosed assets, net
Domestic
Peso-denominated	47.9			60.9
Foreign-denominated	-			-
Total domestic	47.9			60.9
Foreign	27.9			40.3
Total	75.8			101.3
Property, plant and equipment And Operating leases, net
Domestic
Peso-denominated	1,826.5			1,600.3
Foreign-denominated	34.2			45.9
Total domestic	1,860.7			1,646.2
Foreign	297.3			309.7
Total	2,157.9			1,955.9
Other assets net
Domestic
Peso-denominated	6,119.4			5,042.7
Foreign-denominated	55.7			39.6
Total domestic	6,175.1			5,082.3
Foreign	2,243.3			2,227.4
Total	8,418.4			7,309.7
Total non-interest-earnings assets
Domestic
Peso-denominated	16,905.7			15,160.7
Foreign-denominated	(2,281.6)			(2,318.7)
Total domestic	14,624.1			12,842.0
Foreign	5,698.9			5,359.0
Total non-interest-earnings assets	20,323.0			18,201.1

Total interest and non-interest-earnings assets
Domestic
Peso-denominated	88,858.5	4,028.8	9.1%	78,162.3	3,143.5	8.0%
Foreign-denominated	5,898.4	121.9	4.1%	3,894.4	128.5	6.6%
Total domestic	94,756.9	4,150.7	8.8%	82,056.7	3,272.0	8.0%
Foreign	19,045.1	746.4	7.8%	17,464.7	685.5	7.8%
Total assets	113,802.0	4,897.1	8.6%	99,521.4	3,957.5	8.0%

	Average balance sheet and income from interest-bearing liabilities for the six-month periods ended June 30,
	2012			2011
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	2,489.4	53.4	4.3%	1,634.3	18.4	2.3%
Foreign-denominated	1,004.1	4.1	0.8%	176.5	0.2	0.2%
Total domestic	3,493.6	57.4	3.3%	1,810.8	18.6	2.1%
Foreign	4,359.9	15.4	0.7%	4,173.0	15.3	0.7%
Total	7,853.5	72.9	1.9%	5,983.7	33.9	1.1%
Savings deposits
Domestic
Peso-denominated	25,588.8	502.6	3.9%	24,915.9	357.7	2.9%
Foreign-denominated	341.1	0.9	0.5%	275.3	0.9	0.6%
Total domestic	25,929.8	503.5	3.9%	25,191.2	358.6	2.8%
Foreign	2,379.1	14.6	1.2%	2,158.6	16.3	1.5%
Total	28,309.0	518.1	3.7%	27,349.9	374.9	2.7%
Time deposits
Domestic
Peso-denominated	17,205.9	523.7	6.1%	12,437.0	266.7	4.3%
Foreign-denominated	3,038.1	34.9	2.3%	2,633.7	29.0	2.2%
Total domestic	20,243.9	558.6	5.5%	15,070.7	295.7	3.9%
Foreign	4,295.3	90.4	4.2%	4,060.5	84.9	4.2%
Total	24,539.3	649.0	5.3%	19,131.3	380.6	4.0%
Interbank borrowings and overnight funds (4)
Domestic
Peso-denominated	4,088.4	95.3	4.7%	4,130.3	59.4	2.9%
Foreign-denominated	176.4	1.7	2.0%	205.1	1.7	1.7%
Total domestic	4,264.8	97.0	4.5%	4,335.5	61.1	2.8%
Foreign	93.0	3.0	6.4%	107.7	3.1	5.7%
Total	4,357.8	100.0	4.6%	4,443.2	64.2	2.9%
Borrowings from banks and others (5)
Domestic
Peso-denominated	4,423.9	157.4	7.1%	4,482.3	121.8	5.4%
Foreign-denominated	2,959.9	29.7	2.0%	3,723.1	22.4	1.2%
Total domestic	7,383.8	187.2	5.1%	8,205.4	144.2	3.5%
Foreign	2,834.3	53.0	3.7%	2,183.6	38.7	3.5%
Total	10,218.1	240.2	4.7%	10,389.0	182.9	3.5%
Bonds
Domestic
Peso-denominated	5,310.3	198.7	7.5%	5,277.0	155.3	5.9%
Foreign-denominated	1,851.0	51.6	5.6%	–	–	–
Total domestic	7,161.3	250.3	7.0%	5,277.0	155.3	5.9%
Foreign	316.6	10.1	6.4%	289.6	9.3	6.4%
Total	7,477.9	260.4	7.0%	5,566.6	164.5	5.9%
Total interest-bearing liabilities
Domestic
Peso-denominated	59,106.7	1,531.1	5.2%	52,876.9	979.3	3.7%
Foreign-denominated	9,370.5	122.9	2.6%	7,013.7	54.2	1.5%
Total domestic	68,477.2	1,654.0	4.8%	59,890.6	1,033.4	3.5%
Foreign	14,278.4	186.6	2.6%	12,973.1	167.6	2.6%
Total	82,755.6	1,840.6	4.4%	72,863.6	1,201.0	3.3%

Total non-interest-bearing liabilities and shareholders’ equity	31,046.4	–	–	26,657.7	–	–

Total liabilities and shareholders’ equity	113,802.0	1,840.6	3.2%	99,521.4	1,201.0	2.4%

(1)	Includes available for sale securities, in which yields are based on historical cost balances.

(2)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(3)
Loans past due more than 90 days for commercial loans, more than 60 days for consumer loans, more than 30 days for microcredit loans, more than 60 days for mortgage, more than 90 days for commercial financial leases and more than 60 days for consumer financial leases. See “—Loan portfolio—Risk categories.”

(4)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(5)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

Changes in net interest income and expenses — volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	June 30, 2012 – June 30, 2011 Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earnings assets
Interbank and overnight funds
Domestic
Peso-denominated	(3.4)	31.5	28.1
Foreign currency-denominated	2.3	(0.4)	2.0
Total domestic	(1.0)	31.1	30.1
Investment securities
Domestic
Peso-denominated	18.1	22.7	40.7
Foreign currency-denominated	8.5	(46.2)	(37.8)
Total domestic	26.5	(23.6)	3.0
Loans and financial leases(1)
Domestic
Peso-denominated	525.1	291.3	816.5
Foreign currency-denominated	16.4	12.8	29.2
Total domestic	541.5	304.1	845.7
Total interest-earnings assets
Domestic
Peso-denominated	539.8	345.5	885.3
Foreign currency-denominated	27.2	(33.8)	(6.6)
Total domestic	567.0	311.7	878.7
Foreign			60.9
Total interest-earnings assets	664.4	275.1	939.6

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

	June 30, 2012 – June 30, 2011 Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	18.3	16.6	35.0
Foreign currency-denominated	3.4	0.5	3.9
Total domestic	21.7	17.2	38.9
Savings deposits
Domestic
Peso-denominated	13.2	131.7	144.9
Foreign currency-denominated	0.2	(0.2)	–
Total domestic	13.4	131.5	144.9
Time deposits
Domestic
Peso-denominated	145.1	111.8	256.9
Foreign currency-denominated	4.7	1.3	6.0
Total domestic	149.8	113.1	262.9
Interbank borrowings and overnight funds
Domestic
Peso-denominated	(1.0)	36.9	35.9
Foreign currency-denominated	(0.3)	0.3	–
Total domestic	(1.3)	37.1	35.9
Borrowings from banks and others
Domestic
Peso-denominated	(2.1)	37.7	35.6
Foreign currency-denominated	(7.7)	15.0	7.4
Total domestic	(9.7)	52.7	43.0
Long-term debt (bonds)
Domestic
Peso-denominated	1.2	42.2	43.4
Foreign currency-denominated	51.6	-	51.6
Total domestic	52.8	42.2	95.0
Total interest-bearing liabilities
Domestic
Peso-denominated	174.9	376.9	551.8
Foreign currency-denominated	51.8	17.0	68.8
Total domestic	226.7	393.9	620.5
Foreign			19.0
Total interest-bearing liabilities	242.2	397.3	639.6

Interest-earning assets — net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the six-month periods ended June 30, 2012 and 2011.

	For the six-month period ended June 30,
	2012	2011
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,089.7	1,137.0
Foreign currency-denominated	889.3	515.7
Total domestic	1,979.0	1,652.7
Foreign	928.6	1,103.4
Total	2,907.6	2,756.1

	For the six-month period ended June 30,
	2012	2011
	(in Ps billions, except percentages)
Investment securities
Domestic
Peso-denominated	16,402.7	15,893.8
Foreign currency-denominated	2,537.1	1,873.2
Total domestic	18,939.7	17,767.0
Foreign	1,475.5	1,321.6
Total	20,415.2	19,088.6
Loans and financial leases (1)
Domestic
Peso-denominated	54,460.4	45,970.8
Foreign currency-denominated	4,753.7	3,824.2
Total domestic	59,214.1	49,795.0
Foreign	10,942.1	9,680.6
Total	70,156.2	59,475.6
Other interest-earning assets
Domestic
Peso-denominated	-	-
Foreign currency-denominated	-	-
Total domestic	-	-
Foreign	-	-
Total	-	-
Total average interest-earning assets
Domestic
Peso-denominated	71,952.8	63,001.6
Foreign currency-denominated	8,180.1	6,213.1
Total domestic	80,132.8	69,214.7
Foreign	13,346.2	12,105.6
Total	93,479.0	81,320.3
Net interest earned (2)
Domestic
Peso-denominated	2,497.8	2,164.3
Foreign currency-denominated	(1.0)	74.3
Total domestic	2,496.8	2,238.6
Foreign	559.8	517.9
Total	3,056.5	2,756.5
Average yield on interest-earning assets
Domestic
Peso-denominated	11.2%	10.0%
Foreign currency-denominated	3.0%	4.1%
Total domestic	10.4%	9.5%
Foreign	11.2%	11.3%
Total	10.5%	9.7%
Net interest margin (3)
Domestic
Peso-denominated	6.9%	6.9%
Foreign currency-denominated	-	2.4%
Total domestic	6.2%	6.5%
Foreign	8.4%	8.6%
Total	6.5%	6.8%

	For the six-month period ended June 30,
	2012	2011
	(in Ps billions, except percentages)
Interest spread on loans and financial leases (4)
Domestic
Peso-denominated	7.2%	7.4%
Foreign currency-denominated	0.9%	1.3%
Total domestic	6.8%	7.0%
Foreign	10.2%	10.8%
Total	7.4%	7.6%
Interest spread on total interest-earning assets (5)
Domestic
Peso-denominated	6.0%	6.3%
Foreign currency-denominated	0.4%	2.6%
Total domestic	5.5%	6.0%
Foreign	8.6%	8.7%
Total	6.0%	6.4%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)
Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(4)
Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

The following table presents the book value of our investments, net of allowance for investment securities losses, at the dates indicated.

	At June 30,	At June 30,
	2012	2011
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government (1)	11,061.3	10,353.5
Securities issued or secured by the Colombian Central Bank	–	–
Securities issued or secured by other Colombian government entities	2,535.9	2,416.6
Securities issued or secured by other financial entities (2)	376.7	520.5
Other securities (3)	418.6	653.8
Total peso-denominated	14,392.5	13,944.4
Foreign currency-denominated
Securities issued or secured by the Colombian central government (1)	417.5	529.2
Securities issued or secured by other Colombian government entities	99.1	429.4
Securities issued or secured by other financial entities (2)	816.4	685.4
Securities issued by foreign governments	1,654.8	749.8
Other securities (3)	180.2	216.2
Total foreign currency-denominated	3,168.1	2,610.0

Total debt securities, net	17,560.6	16,554.4

Equity securities, net	2,725.2	2,855.6

Total investment securities, net	20,285.8	19,409.9

(1)	Includes Colombian central government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At June 30, 2012 and June 30, 2011, we held securities issued by foreign governments and in the principal amounts, as follows.

	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
June 30
2012
	Brazil	3.9	2.2
	Costa Rica	384.0	215.2
	Mexico	21.5	12.0
	Panama	112.2	62.9
	United States of America	20.2	11.3
	El Salvador	29.5	16.5
	Chile	9.9	5.6
	Guatemala	112.1	62.8
	Nicaragua	11.4	6.4
	Honduras	111.7	62.6
	Total June 30, 2012	816.4	457.5

June 30
2011
	Brazil	6.4	3.6
	Costa Rica	237.1	133.8
	Mexico	10.1	5.7
	Panama	83.7	47.2
	United States of America	55.5	31.3
	El Salvador	26.8	15.1
	Chile	2.9	1.6
	Guatemala	153.7	86.7
	Nicaragua	11.7	6.6
	Honduras	97.5	55.0
	Total 2011	685.4	386.8

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at June 30, 2012.

	At June 30, 2012
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government	883.0	5.2%	4,979.9	5.6%	4,632.0	6.6%	566.4	7.0%	11,061.3	6.1%
Securities issued or secured by the Colombian Central Bank	–	–	–	–	–	–	–	–	–	–
Securities issued or secured by Colombian government entities	2,387.4	3.0%	47.5	6.3%	101.0	7.2%	-	-	2,535.9	3.2%
Securities issued or secured by other financial entities	134.8	5.7%	121.2	6.9%	101.3	7.0%	19.4	8.0%	376.6	6.6%
Other securities	11.5	5.9%	30.0	6.5%	334.7	6.1%	42.5	12.1%	418.6	6.7%
Total peso-denominated	3,416.7	3.7%	5,178.6	5.7%	5,169.0	6.6%	628.3	7.4%	14,392.5	5.6%

Foreign currency-denominated
Securities issued or secured by the Colombian central government	97.4	(0.3%)	319.0	1.7%	1.2	2.5%	–	–	417.5	1.2%
Securities issued or secured by Colombian government entities	–	–	–	–	99.1	4.9%	–	–	99.1	4.9%
Securities issued or secured by other financial entities	433.4	5.8%	363.0	7.0%	20.0	7.8%	0.0	5.6%	816.4	6.4%
Securities issued by foreign governments	951.9	2.8%	684.4	4.2%	18.5	6.7%	–	–	1,654.8	3.4%
Other securities	4.2	3.4%	131.2	3.2%	44.9	4.7%	–	–	180.2	3.6%
Total foreign currency-denominated	1,486.8	3.5%	1,497.6	4.2%	183.6	5.3%	0.0	5.6%	3,168.1	3.9%

Total debt securities, net	4,903.5		6,676.2		5,352.6		628.3		17,560.6

Equity securities, net									2,725.2

Total investment securities, net									20,285.8

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 3,628.6 billion at June 30, 2012. Amounts for equity securities are net of allowances, which amounted to Ps 4,707.4 billion at June 30, 2012.

(2)	Yield was calculated using the internal rate of return, or “IRR,” at June 30, 2012.

At June 30, 2012 and June 30, 2011, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	June 30, 2012
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	11,474.7	11,364.1
Securities issued or secured by Colombian government entities	Finagro	2,237.4	2,223.5
Securities issued by other financial entities	Titularizadora Colombiana S.A. (1)	425.2	427.1
Total		14,137.3	14,014.7

	June 30, 2011
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	10,818.8	10,736.6
Securities issued or secured by Colombian government entities	Finagro	1,962.3	1,947.0
Securities issued by other financial entities	Titularizadora Colombiana S.A. (1)	527.2	528.5
Total		13,308.3	13,212.1

(1)
Titularizadora Colombiana S.A. is a corporation owned by the International Finance Corporation, or “IFC,” an affiliate of the World Bank, and certain mortgage-lending Colombian banks; it carries out mortgage securitizations.

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans.

	At June 30,	At June 30,
	2012	2011
	(in Ps billions)
Domestic
Commercial
General purpose loans (1)	27,517.3	24,343.5
Loans funded by development banks	1,805.1	1,586.3
Working capital loans	8,721.8	7,778.6
Credit cards	219.5	171.6
Overdrafts	510.2	254.0
Total commercial	38,773.9	34,134.0

Consumer
Credit cards	1,890.2	1,560.5
Personal loans	13,058.3	10,918.6
Automobile and vehicle loans	1,791.2	1,557.2
Overdrafts	66.3	64.4
Loans funded by development banks	0.2	0.2
General purpose loans	160.3	153.9
Working capital loans	1.5	–
Total consumer	16,967.9	14,254.8

Microcredit	281.2	251.5
Mortgages	911.1	794.0
Financial leases	5,653.1	4,138.4
Total domestic	62,587.3	53,572.8

	At June 30,	At June 30,
	2012	2011
	(in Ps billions)

Foreign
Commercial
General purpose loans (1)	2,029.8	1,764.0
Loans funded by development banks	–	–
Working capital loans	1,736.9	1,104.1
Credit cards	–	–
Overdrafts	58.3	43.1
Total commercial	3,825.0	2,911.2

Consumer
Credit cards	2,646.2	2,302.5
Personal loans	688.5	571.4
Automobile and vehicle loans	855.8	723.0
Overdrafts	15.0	12.6
Loans funded by development banks	–	–
General purpose loans	–	–
Working capital loans	–	–
Total consumer	4,205.6	3,609.5

Microcredit	–	–
Mortgages	3,175.0	2,973.6
Financial leases	243.7	205.9
Total foreign	11,449.3	9,700.1

Total portfolio	74,036.6	63,272.9
Allowance for loan portfolio	(2,397.7)	(2,226.0)
Total portfolio, net	71,638.9	61,046.9

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

Maturity and interest rate sensitivity of loans and financial leases

The following tables present the maturities of our loan portfolio at June 30, 2012 and December 31, 2011.

	At June 30, 2012
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic currency-denominated
Commercial
General purpose loans	13,805.6	12,419.2	1,261.2	27,485.9
Loans funded by development banks	614.9	895.4	294.8	1,805.1
Working capital loans	8,198.4	458.7	29.9	8,687.1
Credit cards	200.7	18.9	–	219.5
Overdrafts	454.3	55.9	–	510.2
Total commercial	23,273.9	13,848.1	1,585.8	38,707.8

Consumer
Credit cards	1,328.0	562.2	–	1,890.2
Personal loans	3,827.6	8,434.6	796.2	13,058.3
Automobile and vehicle loans	584.7	1,167.3	39.1	1,791.2
Overdrafts	66.2	–	–	66.3
Loans funded by development banks	0.1	0.1	–	0.2
General purpose loans	75.5	84.8	–	160.3
Working capital loans	0.4	1.1	–	1.5
Total consumer	5,882.4	10,250.1	835.4	16,967.9

	At June 30, 2012
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)

Microcredit	169.2	111.9	0.1	281.2
Mortgages	103.7	328.4	479.1	911.1
Financial leases	1,678.2	3,135.9	839.0	5,653.1
Total domestic portfolio	31,107.5	27,674.4	3,739.4	62,521.2

Foreign currency-denominated
Commercial
General purpose loans	354.5	810.0	896.6	2,061.1
Loans funded by development banks	–	–	–	–
Working capital loans	1,584.8	175.7	11.2	1,771.7
Credit cards	–	–	–	–
Overdrafts	58.3	–	–	58.3
Total commercial	1,997.6	985.7	907.8	3,891.1

Consumer
Credit cards	2,558.8	78.9	8.5	2,646.2
Personal loans	42.0	162.0	484.5	688.5
Automobile and vehicle loans	26.9	441.3	387.6	855.8
Overdrafts	15.0	–	–	15.0
Loans funded by development banks-	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	2,642.7	682.2	880.6	4,205.6

Microcredit	–	–	–	–
Mortgages	2.2	67.6	3,105.1	3,175.0
Financial leases	18.0	220.4	5.3	243.7
Total foreign portfolio	4,660.6	1,956.0	4,898.8	11,515.4
Total loan portfolio	35,768.0	29,630.3	8,638.2	74,036.6

	At December 31, 2011
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic currency-denominated
Commercial
General purpose loans	12,742.2	12,094.9	1,102.4	25,939.5
Loans funded by development banks	553.7	971.0	346.7	1,871.4
Working capital loans	7,805.4	686.6	32.3	8,524.2
Credit cards	130.7	52.9	–	183.6
Overdrafts	187.6	(2.4)	–	185.3
Total commercial	21,419.6	13,803.0	1,481.4	36,704.0

Consumer
Credit cards	1,319.0	416.4	–	1,735.3
Personal loans	3,662.2	7,558.9	601.1	11,822.2
Automobile and vehicle loans	542.9	1,135.8	28.1	1,706.8
Overdrafts	53.2	–	–	53.2
Loans funded by development bank	–	0.1	–	0.2
General purpose loans	74.4	85.6	–	160.0
Working capital loans	–	–	–	–
Total consumer	5,651.7	9,196.7	629.2	15,477.7

Microcredit	117.5	166.7	–	284.2
Mortgages	102.4	320.2	412.0	834.6
Financial leases	1,441.6	2,815.1	661.0	4,917.8
Total domestic portfolio	28,732.8	26,301.7	3,183.7	58,218.2

	At December 31, 2011
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)

Foreign currency-denominated
Commercial
General purpose loans	464.4	985.9	748.2	2,198.5
Loans funded by development banks	–	–	–	–
Working capital loans	1,385.0	198.1	4.5	1,587.6
Credit cards	–	–	–	–
Overdrafts	55.5	–	–	55.5
Total commercial	1,904.9	1,184.0	752.7	3,841.6

Consumer
Credit cards	2,601.0	110.5	2.9	2,714.5
Personal loans	48.4	175.3	451.3	675.0
Automobile and vehicle loans	27.1	608.7	221.1	856.9
Overdrafts	11.7	–	–	11.8
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	2,688.3	894.6	675.3	4,258.2

Microcredit	–	–	–	–
Mortgages	3.1	116.2	3,264.6	3,383.8
Financial leases	21.0	222.8	2.1	246.0
Total foreign portfolio	4,617.3	2,417.6	4,694.7	11,729.6
Total loan portfolio	33,350.1	28,719.3	7,878.4	69,947.7

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at June 30, 2012 and June 30, 2011.

	At June 30, 2012	At June 30, 2011
	(in Ps billions)
Loans with terms of one year or less
Variable rate
Domestic
Domestic-denominated	23,330.3	19,141.2
Foreign-denominated	43.8	58,5
Total domestic	23,374.2	19,199.7
Foreign	1,754.3	1,083.1
Total	25,128.5	20,282.8
Fixed rate
Domestic
Domestic-denominated	7,777.1	6,958.7
Foreign-denominated	12,4	5,7
Total domestic	7,789.5	6,964.4
Foreign	2,850.0	2,071.3
Total	10,639.5	9,035.7
Total loans with terms of one year or less	35,768.1	29,318.5

Loans with terms of more than one year
Variable rate
Domestic-denominated	19,604.5	17,504.0
Foreign-denominated	9.6	6.3
Total domestic	19,614.0	17,510.2
Foreign	1,602.3	3,419.4
Total	21,216.3	20,929.6
Fixed rate
Domestic-denominated	11,809.3	9,898.5
Foreign-denominated	0.4	0.0
Total domestic	11,809.6	9,898.5
Foreign	5,242.6	3,126.3
Total	17,052.3	13,024.7
Total loans with terms of more than one year	38,268.6	33,954.4
Total loan portfolio	74,036.6	63,272.9

Loan portfolio by economic activity

The following tables summarize our loan portfolio, at the dates indicated, by the principal activity of the borrower using the International Standard Industrial Classification of All Economic Activities. Where we have not assigned a code to a borrower, classification of the relevant loan has been made based on the purpose of the loan as described by the borrower.

	At June 30,		At June 30,
	2012	%	2011	%
	(in Ps billions, except when in percentages)
Agricultural	1,846.0	2.5	1,294.0	2.0
Mining products and oil	1,598.4	2.2	1,564.9	2.5
Food, beverage and tobacco	1,964.1	2.7	2,047.2	3.2
Chemical production	3,251.0	4.4	1,400.6	2.2
Other industrial and manufacturing products	4,098.6	5.5	4,466.5	7.1
Government	2,235.2	3.0	1,851.5	2.9
Construction	5,472.9	7.4	3,435.3	5.4
Trade and tourism	902.7	1.2	730.8	1.2
Transportation and communications	4,714.4	6.4	3,131.1	4.9
Public services	2,959.4	4.0	3,498.8	5.5
Consumer services	25,735.0	34.8	21,319.8	33.7
Commercial services	17,587.9	23.8	13,081.5	20.7
Other(1)	1,671.2	2.3	5,450.8	8.6
Total loan portfolio	74,036.6	100.0	63,272.9	100.0

(1)
In 2012, the Superintendency of Finance implemented the revised International Standard Industrial Classification of All Economic Activities as published by the United Nations, which updated the loans base by economic activity and also contributed to the decrease in loans recorded under “Other” since December 2011.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	At June 30,
Domestic	2012	2011
	(in Ps billions)
Commercial loans	38,773.9	34,135.0
Consumer loans	16,967.9	14,254.8
Microcredit loans	281.2	251.5
Mortgages	911.1	794.0
Financial leases	5,653.1	4,138.4
Total domestic loan portfolio	62,587.3	53,573.8
Allowance for loans and financial lease losses	(2,212.3)	(2,026.1)
Total domestic loan portfolio, net	60,375.0	51,547.7

	Loan portfolio by type of loan
	At June 30,
Foreign	2012	2011
	(in Ps billions)
Commercial loans	3,825.0	2,911.2
Consumer loans	4,205.6	3,609.5
Microcredit loans	–	–
Mortgages	3,175.0	2,973.6
Financial leases	243.7	205.9
Total foreign loan portfolio	11,449.3	9,700.1
Allowance for loans and financial lease losses	(185.4)	(199.9)
Total foreign loan portfolio, net	11,263.9	9,500.2
Total loan portfolio, net	71,638.9	61,046.9

Risk categories

The following table presents the breakdown of our loan portfolio by risk classification in effect at June 30 of each year.

	At June 30,		At June 30,
	2012	%	2011	%
	(in Ps billions, except percentages)
Domestic
“A” Normal risk	58,606.2	93.6	49,640.6	92.7
“B” Acceptable risk, above normal	1,912.8	3.1	2,057.6	3.8
“C” Appreciable risk	871.6	1.4	732.4	1.4
“D” Significant risk	788.6	1.3	783.8	1.5
“E” Risk of non-recoverability	408.2	0.7	359.4	0.7
Total domestic loan portfolio	62,587.3	100.0	53,573.8	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total domestic loan portfolio	–	3.3	–	3.5

Foreign
“A” Normal risk	10,885.5	95.1	9,123.7	94.1
“B” Acceptable risk, above normal	228.2	2.0	204.7	2.1
“C” Appreciable risk	200.6	1.8	215.7	2.2
“D” Significant risk	80.8	0.7	88.3	0.9
“E” Risk of non-recoverability	54.2	0.5	67.7	0.7
Total foreign loan portfolio	11,449.3	100.0	9,700.1	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total foreign loan portfolio	−	2.9	−	3.8
Total loan portfolio	74,036.6	−	63,272.9	−
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	−	3.2	−	3.6

Suspension of accruals

The Superintendency of Finance mandates that interest, UVRs, lease payments and other items of income cease to be accrued in the statement of income and begin to be recorded in memorandum accounts until any payment is collected, once a loan or financial lease is in arrears for more than 90 days for commercial loans or financial leases, 60 days for mortgage and consumer loans or financial leases and 30 days for microcredit loans.

Interest paid on non-accrued loans is recorded as “interest on loans” on our statement of income.

The following table presents the breakdown of our past due loans by type of loan in accordance with the criteria of the Superintendency of Finance in effect at June 30 of each year and at December 31, 2011.

	At June 30,		At June 30,		At December 31,
	2012	%	2011	%	2011	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	130.5	9.3	104.9	8.1	85.7	7.1
Consumer loans past due from 31 days to 60 days	204.9	14.6	159.8	12.3	143.4	11.9
Microcredit loans past due up to 30 days	0.5	–	0.7	0.1	0.6	–
Mortgage loans past due from 31 days to 60 days	24.3	1.7	30.0	2.3	22.8	1.9
Financial leases past due from 31 days to 60/90 days(2)	69.5	4.9	63.7	4.9	72.5	6.0
Total domestic performing past due loans portfolio	429.7	30.6	359.1	27.7	324.9	27.0

Non-performing past due loans:
Commercial loans past due more than 90 days	357.4	25.4	407.9	31.5	347.7	28.8
Consumer loans past due more than 60 days	453.2	32.3	383.4	29.6	398.0	33.0
Microcredit loans past due more than 30 days	23.7	1.7	13.2	1.0	12.6	1.0
Mortgage loans past due more than 60 days	45.5	3.2	49.9	3.9	46.8	3.9
Financial leases past due more than 60/90 days	95.2	6.8	81.3	6.3	75.4	6.3
Total domestic non-performing past due loan portfolio	975.0	69.4	935.7	72.3	880.5	73.0

Total past due loan portfolio	1,404.7	100.0	1,294.7	100.0	1,205.5	100.0

Total non-performing past due loan portfolio	975.0		935.7		880.5
Foreclosed assets	183.2		159.6		161.8
Other accounts receivable more than 180 days past due	29.8		34.3		31.8
Total domestic non-performing assets	1,188.0		1,129.6		1,074.1

Allowance for loan and financial lease losses	2,212.3		2,026.1		2,093.0
Allowance for estimated losses on foreclosed assets	119.5		108.4		113.6
Allowance for accounts receivable and accrued interest losses	73.1		58.2		57.2

Loans and financial leases at least 31 days past due as a percentage of total loans	2.2%		2.4%		2.1%
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	157.5%		156.5%		173.6%
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	107.0%		108.0%		114.1%
Percentage of performing loans and financial leases to total loans and financial leases	98.4%		98.3%		98.5%
Foreign
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	14.8	5.1	20.2	6.5	14.4	4.3
Consumer loans past due from 31 days to 60 days	46.3	16.0	50.4	16.2	46.4	14.0
Microcredit loans past due up to 30 days	–	–	–	–	–	–
Mortgage loans past due from 31 days to 60 days	–	–	–	–	–	–
Financial leases past due from 31 days to 60/90 days(2)	0.4	0.2	0.7	0.2	1.5	0.5
Total foreign performing past due loans portfolio	61.6	21.2	71.3	22.9	62.4	18.8

	At June 30,		At June 30,		At December 31,
	2012	%	2011	%	2011	%
	(in Ps billions, except percentages)

Non-performing past due loans:
Commercial loans past due more than 90 days	57.9	20.0	57.3	18.4	80.0	24.1
Consumer loans past due more than 60 days	85.1	29.3	93.3	29.9	86.9	26.2
Microcredit loans past due more than 30 days	–	–	–	–	–	–
Mortgage loans past due more than 60 days	84.7	29.2	89.5	28.7	100.1	30.2
Financial leases past due more than 60/90 days	0.8	0.3	0.4	0.1	2.3	0.7
Total foreign non-performing past due loan portfolio	228.6	78.8	240.5	77.1	269.4	81.2

Total past due loan portfolio	290.2	100.0	311.8	100.0	331.8	100.0

Total non-performing past due loan portfolio	228.6		240.5		269.4
Foreclosed assets	48.1		59.7		61.8
Other accounts receivable more than 180 days past due	–		–		–
Total foreign non-performing assets	276.7		300.1		331.2

Allowance for loan and financial lease losses	185.4		199.9		213.5
Allowance for estimated losses on foreclosed assets	23.4		22.5		29.5
Allowance for accounts receivable and accrued interest losses	–		–		–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.5%		3.2%		2.8%
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	63.9%		64.1%		64.3%
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	55.3%		53.8%		55.0%
Percentage of performing loans and financial leases to total loans and financial leases	98.0%		96.8%		97.2%

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At June 30,		At December 31,
	2012	2011	2011
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	357.4	407.9	347.7
Consumer loans past due more than 60 days	453.2	383.4	398.0
Microcredit loans past due more than 30 days	23.7	13.2	12.6
Mortgage loans past due more than 60 days	45.5	49.9	46.8
Financial leases past due more than 60 days	95.2	81.3	75.4
Total domestic non-performing past due loan portfolio	975.0	935.7	880.5
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	57.9	57.3	80.0
Consumer loans past due more than 60 days	85.1	93.3	86.9
Microcredit loans past due more than 30 days	–	–	–
Mortgage loans past due more than 60 days	84.7	89.5	100.1
Financial leases past due more than 60/90 days	0.8	0.4	2.3
Total foreign non-performing past due loan portfolio	228.6	240.5	269.4
Total domestic and foreign non-performing past due loan portfolio	1,203.5	1,176.2	1,149.9

The following table presents our past due loan portfolio by type of loan.

	At June 30,				At December 31,
	2012	%	2011	%	2011	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	405.5	23.9	440.8	27.4	384.3	25.0
Loans funded by development banks	30.0	1.8	39.6	2.5	31.1	2.0
Working capital loans	59.4	3.5	82.4	5.1	48.4	3.2
Credit cards	13.8	0.8	15.9	1.0	12.6	0.8
Overdrafts	51.9	3.1	11.7	0.7	51.5	3.3
Total commercial	560.7	33.1	590.3	36.7	527.9	34.3

Consumer
Credit cards	218.3	12.9	215.5	13.4	202.2	13.2
Personal loans	446.8	26.4	371.3	23.1	371.3	24.2
Automobile and vehicle loans	109.3	6.4	85.9	5.3	87.1	5.7
Overdrafts	8.5	0.5	7.4	0.5	8.6	0.6
Loans funded by development banks	0.1	0.0	–	–	0.1	–
General purpose loans	6.5	0.4	6.3	0.4	5.5	0.4
Working capital loans	–	–	0.5	–	–	–

Total consumer	789.5	46.6	686.8	42.8	674.7	43.9
Microcredit	24.2	1.4	13.9	0.9	13.2	0.9
Mortgages	154.5	9.1	146.0	9.1	169.7	11.0
Financial leases	165.9	9.8	169.5	10.5	151.8	9.9
Total past due loan portfolio	1,694.9	100.0	1,606.6	100.0	1,537.3	100.0

The following table presents information with respect to our loan portfolio at least 31 days past due based on the nature of the collateral for the loan.

	At June 30,		At June 30,
	2012	%	2011	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	157.8	0.2	148.5	0.2
Consumer	103.4	0.1	82.3	0.1
Microcredit	15.6	–	8.0	–
Mortgages	136.8	0.2	145.6	0.2
Financial leases	129.2	0.2	110.3	0.2
Total 31 to 360 days	542.8	0.8	494.7	0.8
Total past due more than 360 days	121.4	0.2	121.9	0.2
Total current	22,917.2	32.0	19,995.1	32.8
Total secured loan portfolio	23,581.4	32.9	20,611.6	33.8
Unsecured(1)
Past due 31 to 360 days
Commercial	208.5	0.3	243.2	0.4
Consumer	618.2	0.9	537.2	0.9
Microcredit	7.8	–	4.7	–
Mortgages	–	–	–	–
Financial leases	–	–	–	–
Total 31 to 360 days	834.5	1.2	785.1	1.3
Total past due more than 360 days	196.2	0.3	204.9	0.3
Total current	49,424.6	69.0	41,671.3	68.3
Total unsecured loan portfolio	50,455.2	70.4	42,661.3	69.9
Total loan portfolio, gross	74,036.6	103.3	63,272.9	103.6
Allowances	(2,397.7)	(3.3)	(2,226.0)	(3.6)
Total loan portfolio, net	71,638.9	100.0	61,046.9	100.0

(1)	Includes loans with personal guarantees.

Non-accrual, non-performing loans, performing loans, and performing troubled restructured loans

Non-accrual loans

The following tables present loans accounted for on a non-accrual basis classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the six-month period ended June 30, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	975.0	122.6	37.3
Foreign	228.6	6.5	–
Total non-accrual loan portfolio	1,203.6	129.1	37.3

	At and for the six-month period ended June 30, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	935.7	156.0	49.4
Foreign	240.5	12.9	–
Total non-accrual loan portfolio	1,176.2	168.9	49.4

Non-performing troubled debt restructured loans

The following tables present our non-performing troubled debt restructured loans classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the six-month period ended June 30, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	786.8	43.0	27.0
Foreign	20.5	1.7	–
Total non-performing troubled debt restructured loan portfolio	807.3	44.7	27.0

	At and for the six-month period ended, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	766.7	58.3	22.9
Foreign	56.4	9.8	–
Total non-performing troubled debt restructured loan portfolio	823.1	68.1	22.9

Performing troubled restructured loans

The following tables present our performing troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the six-month period ended June 30, 2012
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	818.8	42.0	33.1
Foreign	123.1	10.4	10.1
Total performing troubled debt restructured loan portfolio	941.9	52.4	43.3

	At and for the six-month period ended, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	651.8	33.5	30.3
Foreign	117.5	23.0	22.5
Total performing troubled debt restructured loan portfolio	769.2	56.5	52.8

The following table presents a summary of our troubled debt restructuring loan portfolio, classified into domestic and foreign loans, accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At June 30,		At December 31,
	2012	2011	2011
	(in Ps billions)
Domestic	818.8	651.8	613.3
Foreign	123.1	117.5	122.0
Total performing troubled debt restructuring loan portfolio(1)	941.9	769.2	735.2

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan and financial lease losses in accordance with regulations established by the Superintendency of Finance. For further information regarding the regulation and methodologies for the calculation of such allowances, see note 2(i) to our audited consolidated financial statements.

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.

	Six-month period ended June 30,
	2012	2011
	(in Ps billions)
Domestic
Balance at beginning of period	2,093.0	1,977.6
Increase in allowance through business combinations(1)	5.5	0.5
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	969.4	872.2
Charge-offs	(257.3)	(265.2)
Effect of difference in exchange rate	(1.0)	(2.1)
Reclassification – securitization	(1.0)	(3.8)
Reversals of provisions	(596.2)	(553.1)
Balance at end of year (domestic)	2,212.3	2,026.1

	Six-month period ended June 30,
	2012	2011
	(in Ps billions)
Foreign
Balance at beginning of period	213.5	206.3
Increase in allowance through business combinations(1)	–	–
Allowance for financial leasing reclassification	–	–
Provisions for loan losses	71.3	86.1
Charge-offs	(57.9)	(74.5)
Effect of difference in exchange rate	(17.3)	(18.0)
Reclassification – securitization	–	–
Reversals of provisions	(24.2)	–
Balance at end of year (foreign)	185.4	199.9
Balance at end of year total(2)	2,397.7	2,226.0

(1)	Reflects business acquisitions of BAC Credomatic in 2010.

(2)
The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 73.1 billion and Ps 58.2 billion for the six-month periods ended June 30, 2012 and 2011 and Ps 61.2 billion for the year ended December 31, 2011.

Recoveries of charged-off loans are recorded on the statement of income under recovery of charged-off assets and are not included in provisions for loan losses.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At June 30,	At June 30,
	2012	2011
	(in Ps billions)
Domestic
Commercial	1,133.5	1,142.0
Consumer	858.3	698.7
Microcredit	14.6	10.6
Mortgages	17.1	16.2
Financial leases	177.7	149.0
General (1)	11.0	9.6
Total domestic	2,212.3	2,026.1

	At June 30,	At June 30,
	2012	2011
	(in Ps billions)
Foreign
Commercial	55.3	55.6
Consumer	116.0	117.8
Microcredit	–	–
Mortgages	12.0	25.1
Financial leases	2.2	1.4
General (1)	–	–
Total foreign	185.4	199.9
Total allowance for loan and financial lease losses	2,397.7	2,226.0

(1)
Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased. At June 30, 2012 and December 31, 2010, the general allowance includes an amount equal to 1.0% of gross mortgage and microcredit loans in Colombia and general allowances in other jurisdictions.

The following tables present the allocation of our allowance for loans and financial lease losses by type of loan.

	At June 30,		At June 30,
	2012	%	2011	%
	(in Ps billions, except percentages)
Domestic

Commercial
General purpose loans	874.8	36.5	898.4	40.4
Loans funded by development banks	53.5	2.2	54.4	2.4
Working capital loans	175.4	7.3	163.0	7.3
Credit cards	15.1	0.6	14.8	0.7
Overdrafts	14.7	0.6	11.4	0.5
Total commercial	1,133.5	47.3	1,142.0	51.3

Consumer
Credit cards	116.5	4.9	91.5	4.1
Personal loans	649.8	27.1	526.2	23.6
Automobile and vehicle loans	76.2	3.2	67.0	3.0
Overdrafts	5.5	0.2	5.5	0.2
Loans funded by development banks	–	–	–	–
General purpose loans	10.2	0.4	8.5	0.4
Working capital loans	0.1	-	-	-
Total consumer	858.3	35.8	698.7	31.4
Microcredit	14.6	0.6	10.6	0.5
Mortgages	17.1	0.7	16.2	0.7
Financial leases	177.7	7.4	149.0	6.7
General	11.0	0.5	9.6	0.4
Total domestic	2,212.3	92.3	2,026.1	91.0

Foreign

Commercial
General purpose loans	38.1	1.6	48.7	2.2
Loans funded by development banks	–	–	–	–
Working capital loans	15.7	0.7	6.1	0.3
Credit cards	–	–	–	–
Overdrafts	1.5	0.1	0.7	–
Total commercial	55.3	2.3	55.6	2.5

	At June 30,		At June 30,
	2012	%	2011	%
	(in Ps billions, except percentages)

Consumer
Credit cards	105.9	4.4	106.4	4.8
Personal loans	4.5	0.2	5.4	0.2
Automobile and vehicle loans	3.6	0.2	4.1	0.2
Overdrafts	2.0	0.1	1.9	0.1
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	116.0	4.8	117.8	5.3
Microcredit	–	–	–	–
Mortgages	12.0	0.5	25.1	1.1
Financial leases	2.2	0.1	1.4	0.1
General	–	–	–	–
Total foreign	185.4	7.7	199.9	9.0
Total allowance for loan and financial lease losses	2,397.7	100.0	2,226.0	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the six-month periods ended June 30, 2012 and 2011.

	Six-month period ended June 30,
	2012	2011
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	42.8	74.7
Loans funded by development banks	2.3	3.0
Working capital loans	2.8	27.1
Credit cards	50.3	34.7
Personal loans	125.1	90.6
Automobile and vehicle loans	14.2	20.6
Overdrafts	3.8	3.4
Total commercial and consumer	241.3	254.0
Microcredit	4.8	6.2
Mortgages and other	0.2	-
Financial leases	11.0	4.9
Total domestic	257.3	265.2
Foreign
Commercial and consumer
General purpose loans	3.4	4.0
Loans funded by development banks	-	-
Working capital loans	1.6	0.7
Credit cards	42.5	54.9
Personal loans	2.7	-
Automobile and vehicle loans	0.6	1.4
Overdrafts	3.1	8.6
Total commercial and consumer	53.9	69.6

	Six-month period ended June 30,
	2012	2011
	(in Ps billions)
Microcredit	–	–
Mortgages and other	3.1	5.2
Financial leases	0.9	(0.2)
Total foreign	57.9	74.5

Total charge-offs	315.2	339.7

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Six-month period ended June 30,
	2012	2011
	(in percentages)
Ratio of charge-offs to average outstanding loans	0.9%	1.1%

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the bank’s obligation to continue to engage in collection efforts to accomplish recovery. The recovery of charged-off loans is accounted for in our consolidated statements of income.

The board of directors of each of our banks is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectable. The recovery of charged-off loans is accounted for as income in our consolidated statement of income.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential problem loans, which are then included on a watch list. In general, these are loans issued to clients that could face difficulties in the future repayment of their obligations, but who have had a good payment record with us in the past. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our banks also monitor the credit risk associated with these clients.

Potential problem loans are primarily those classified as “B” under the Superintendency of Finance’s credit classification and provisioning guidelines. See “Operating and Financial Review and Prospects—Risk management—Credit classification and provisioning.” At June 30, 2012, Ps 2,141.0 billion, or 2.9%, of our subsidiaries’ loans were classified as potential problem loans under these guidelines.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments, at the periods indicated. See “—Loan portfolio” above for a description of cross-border outstandings by type of foreign borrower.

	At June 30,		At December 31,
Loans	2012	2011	2011
Commercial	(in Ps billions)
Costa Rica	913.4	745.6	956.0
El Salvador	505.5	437.3	520.4
Guatemala	397.6	251.3	337.7
Honduras	894.6	755.5	934.6
Nicaragua	709.3	508.3	704.2
Panama	432.7	259.6	350.0
Consumer
Costa Rica	445.7	329.5	423.7
El Salvador	177.1	143.5	174.8
Guatemala	83.5	66.1	79.5
Honduras	148.6	131.3	158.6
Nicaragua	148.6	111.2	138.0
Panama	584.0	512.9	602.3
Financial Leases
Costa Rica	198.8	159.2	195.9
El Salvador	14.3	17.3	16.4
Guatemala	8.7	0.3	9.6
Honduras	3.2	0.9	4.1
Nicaragua	1.6	3.3	3.8
Panama	45.3	25.9	49.4
Mortgages
Costa Rica	1,191.4	1,070.0	1,235.9
El Salvador	478.3	485.9	530.1
Guatemala	462.1	463.4	512.7
Honduras	439.8	411.4	474.1
Nicaragua	162.1	154.7	170.8
Panama	469.5	389.8	493.4
Credit Cards
Costa Rica	823.5	700.3	827.9
El Salvador	391.2	379.0	417.7
Guatemala	400.7	307.8	407.1
Honduras	375.0	320.1	388.4
Nicaragua	193.9	174.0	201.2
Panama	385.3	311.0	394.3
Unearned Income
Costa Rica	–	–	–
El Salvador	–	–	–
Guatemala	–	–	–
Honduras	–	–	–
Nicaragua	–	–	–
Panama	–	–	–
Total per country
Costa Rica	3,572.8	3,004.6	3,639.4
El Salvador	1,566.4	1,463.0	1,659.4
Guatemala	1,352.7	1,088.8	1,346.6
Honduras	1,861.1	1,619.2	1,959.8
Nicaragua	1,215.6	951.5	1,217.9
Panama	1,916.8	1,499.2	1,889.5
Investments
Australia	4.6	0.9	279.0
Bahamas	5.3	–	–
Brazil	205.0	133.0	136.9
British Virgin Islands	–	6.0	–
Barbados	–	–	–
Canada	5.1	17.4	10.3
Cayman Islands	28.9	158.7	120.9
Chile	35.0	50.5	49.9

	At June 30,		At December 31,
	2012	2011	2011
	(in Ps billions)
Costa Rica	468.7	311.8	372.3
El Salvador	32.0	26.8	23.2
France	–	5.3	–
Germany	7.6	8.5	14.2
Guatemala	112.2	153.8	–
Honduras	279.7	291.0	32.6
Mexico	37.2	12.3	40.6
Netherlands	–	–	–
Nicaragua	21.0	29.2	5.5
Panama	211.8	146.3	116.8
Peru .	88.6	40.2	46.7
Spain	5.4	9.4	-
United Kingdom	12.9	10.7	13.9
United States of America	479.5	252.6	441.4
BAC San José Liquid Fund (BAC San José Fondo líquido – Riesgo País Mixto)	5.2	–	–
Multilateral – Bank Information Center (Centro de información sobre la banca)	3.7	–	4.0
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	10.5	16.7	18.3
Multilateral – Central American Bank for Economic Integration	41.1	52.5	46.8
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	–	–
Total investments	2,100.7	1,733.6	1,773.2

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits for the periods indicated.

	At June 30,
	2012	2011
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	4,244.2	2,143.2
Time deposits	21,476.6	15,778.7
Savings deposits	25,946.3	26,080.8
Total	51,667.1	44,002.7
Non-interest-bearing deposits:
Checking accounts	9,959.2	10,240.0
Other deposits (1)	637.3	617.8
Total	10,596.5	10,857.7
Total domestic deposits	62,263.7	54,860.5

Foreign
Interest-bearing deposits:
Checking accounts	4,398.8	3,941.2
Time deposits	4,605.9	3,845.6
Savings deposits	2,370.5	2,154.8
Total	11,375.1	9,941.6

	At June 30,
	2012	2011
	(in Ps billions)
Non-interest-bearing deposits:
Checking accounts	777.9	667.1
Other deposits (1)	162.0	127.3
Total	939.9	794.4
Total foreign deposits	12,315.0	10,736.0
Total deposits	74,578.7	65,596.5

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following tables present time deposits, by amount and maturity, at June 30, 2012 and June 30, 2011.

	At June 30, 2012
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	4,542.0	2,122.5	6,664.4
From 3 to 6 months	2,773.3	477.7	3,251.0
From 6 to 12 months	2,140.0	361.3	2,501.3
More than 12 months	6,448.3	79.1	6,527.3
Time deposits less than U.S.$100,000 (1)	2,366.4	166.1	2,532.5
Total domestic	18,270.0	3,206.6	21,476.6

Foreign (2)	–	4,605.9	4,605.9
Total	18,270.0	7,812.5	26,082.5

	At June 30, 2011
	Peso- denominated	Foreign currency- denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	2,708.2	2,854.9	5,563.1
From 3 to 6 months	2,230.1	319.9	2,550.0
From 6 to 12 months	1,660.3	(296.5)	1,363.8
More than 12 months	4,360.2	(457.4)	3,902.7
Time deposits less than U.S.$100,000 (1)	2,226.3	172.7	2,399.0
Total domestic	13,185.1	2,593.7	15,778.7

Foreign (2)	–	3,845.6	3,845.6
Total	13,185.1	6,439.3	19,624.3

(1)	U.S.$100,000 is the equivalent of Ps 178,460,000 (translated at the representative market rate of Ps 1,784.60 to U.S.$1.00 at June 30, 2012).

(2)	Represents operations outside of Colombia.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At June 30,
	2012	2011
	(in percentages)
ROAA: Return on average total assets (1)	2.1	2.5
ROAE: Return on average shareholders’ equity (2)	17.3	20.6
Average shareholders’ equity as a percentage of average total assets	6.2	4.8
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.6	12.1
Dividend payout ratio (3)	57.1	62.6

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to calculate ROAA, see note (2) to the table under “Summary—Our company—Financial and operating data.”.

(2)	For methodology used to calculate ROAE, see note (3) to the table under “Summary—Our company—Financial and operating data.”

(3)
Dividend payout ratio (dividends declared per share divided by net income per share). For June 30, 2012, calculated with dividends approved by Grupo Aval’s Board of Directors, subject to approval by the shareholders meeting.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At June 30,
	2012		2011
	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,324.8	–	5,200.9	–
Average during period	4,357.8	4.6%	4,443.2	2.9%
Maximum amount of borrowing at any month-end	7,321.6	–	5,430.6	–
Interest paid during the period	100.0	–	64.2	–

Item 10.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited annual consolidated financial statements at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, and the related notes thereto included in our 2011 Annual Report on Form 20-F, our unaudited condensed consolidated financial statements at June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011 and the related notes thereto, and with the other financial information included in this Form 6-K as well as the information under “Presentation of Financial Information” and under “Item 5. Operating and Financial Review and Prospects” in our 2011 Annual Report on Form 20-F. The preparation of the financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and other factors discussed in this Form 6-K. Our audited annual consolidated financial statements at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and the related notes thereto and our unaudited condensed consolidated financial statements at June 30, 2012 and 2011 and for the six-month periods ended June 30, 2012 and 2011 and the related notes thereto, are each included in this Form 6-K and in our 2011 Annual Report on Form 20-F and have been prepared in accordance with Colombian Banking GAAP.

Overview

Grupo Aval is Colombia’s largest banking group based on total assets, and its most profitable based on ROAE, as compared to our principal competitors, in each case at and for the six-month period ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results.

We have the largest banking network in Colombia, with 1,265 branches and 2,649 ATMs, at December 31, 2011. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

Recent developments

Promigas shareholding restructuring

In February 2011, Corficolombiana acquired a 14.39% direct interest and a 10.58% indirect economic interest in Promigas, Corficolombiana’s principal investment in the energy and gas sector. In addition, Corficolombiana and Porvenir together hold a further 24.9% economic exposure to Promigas as a result of their respective holdings in a private investment fund. Corficolombiana has taken the following steps to restructure its ownership in, and acquire up to 100% ownership of, the outstanding share capital of Promigas.

On June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through escisión. Following that step, CFC Limited merged into CFC Gas Holdings SAS, a Colombian wholly-owned subsidiary of Corficolombiana.

On July 31, 2012, Corficolombiana launched a tender offer (oferta pública de adquisición) for the purchase up to the remaining 75.03%, or 99,726,875, of outstanding common shares in Promigas at a purchase price of Ps 25,000 per share. The tender offer closed on September 12, 2012 with the purchase of 1,281,993 shares for a total consideration of Ps 32.0 billion.

New capital adequacy rules

On August 24, 2012, the Colombian government enacted Decree 1771, which amended certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010.

Decree 1771 maintains the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets. For the current applicable definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

From August 1, 2013, Technical capital will continue to consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II); however, primary capital (Tier I) will also consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and a new category of additional basic capital (patrimonio básico adicional), or Additional Tier I.

In addition, Decree 1771 introduces a new measure of “core solvency” for Common Equity Tier 1, which reflects higher quality capital and is set at a minimum of 4.5% of risk-weighted assets.

Colombian credit institutions, including Grupo Aval’s banking subsidiaries must comply with the new capital adequacy requirements set forth in Decree 1771 by August 1, 2013, and they must provide an implementation plan to the Superintendency of Finance by January 31, 2013. Grupo Aval is currently studying which measures, if any, it may be required to take in response to the regulations; however, we do not currently anticipate a material adverse effect on Grupo Aval or its banking subsidiaries as a result of the new capital adequacy requirements. For more information see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—New capital adequacy rules.”

Pension fund solvency measures

Decree 1548 introduces a new measure of solvency for pension fund administrators, which sets technical capital (patrimonio técnico) at a total of 9% of exposure to operational risk. “Exposure to operational risk” is defined as the product of multiplying 100/9 by the sum of:

•	16% of fee income from mandatory pension funds;

•	16% of fee income from severance funds;

•	0% of fee income from voluntary pension funds; and

•	1/48 of all other funds managed by pension fund administrators.

We expect the changes introduced by Decree 1548 to permit the release of approximately Ps 100 billion of capital of Porvenir, which pursuant to Decree 1548 must be offset by Porvenir’s stabilization reserves (the stabilization reserve is equivalent to 1.00% of the funds it manages).

New insolvency law

On June 12, 2012, the Colombian Congress enacted Law 1564, which provides insolvency protection for non-merchant individuals. Under the new insolvency regulation, which comes into effect on October 1, 2012, once a non-merchant individual has ceased paying his or her debts, that individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group (two or more) of creditors that represent more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors. The law also provides for increased debtor protections, including an automatic stay for a maximum of 90 days.

Bond offerings by banking subsidiaries

On August 9, 2012, Banco de Occidente issued Ps 300 billion (U.S.$168.1 million) in peso-denominated bonds. The bonds were issued in three tranches: (i) Ps 50 billion (U.S.$28.0 million) of three-year bonds bearing interest at DTF plus 1.67%; (ii) Ps 101 billion (U.S.$56.6 million) of ten-year bonds bearing interest at IPC plus 4.10%; and (iii) Ps 149 billion (U.S.$83.5 million) of fifteen-year bonds bearing interest at IPC plus 4.27%. Banco de Occidente intends to use the proceeds for general corporate purposes.

Banco Popular has announced that it intends to issue Ps 400 billion (U.S.$224.1 million) in peso-denominated bonds on September 19, 2012. The maturity and interest rate for the bonds will be determined prior to that date. The use of proceeds are expected to be general corporate purposes.

Management appointments

In May 2012, Jorge Adrián Rincón Plata (age 33) was appointed as our Chief Legal Counsel. Mr. Rincón has been a member of the board of directors of Credomatic International Corporation since December 2010. He previously served as Legal Counsel to Banco de Bogotá. He holds a degree in law from the Universidad Autónoma de Bucaramanga and a Masters in International Business Law from Queen Mary University & Westfield College, University of London. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

In May 2012, Mauricio Maldonado Umaña (age 34) was appointed as our Vice President of Strategy. Mr.Maldonado served as engagement manager at McKinsey & Co. and investment banking director at Corficolombiana. He holds a degree in industrial engineering from the Universidad de los Andes and a Master of Business Administration degree from the University of Chicago Booth School of Business. His business address is Carrera 13 No. 26A–47, Bogotá D.C., Colombia.

Principal factors affecting our financial condition and results of operations

Colombian economic conditions. The Colombian economy has expanded in recent years, driven by strong growth in fundamental areas including capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.4% in the five-year period from 2007 to 2011.

Our operations are primarily concentrated in Colombia, such that our results are linked to the country’s economic performance. After peaking at 6.9% in 2007, the pace of economic growth declined in 2008 and 2009, in large part due to the effects of the global economic and financial crisis. Annual GDP grew by 3.5% in 2008 and 1.7% in 2009, while the level of gross capital formation reached a peak of 25.2% of GDP in 2008 and dropped slightly to 24.1% of GDP in 2009. In response to the global economic environment and in order to stimulate growth in Colombia, the Colombian Central Bank loosened its monetary policy by cutting interest rates by 700 basis points between December 2008 and April 2010. As a result, economic activity in the country experienced a healthy recovery in the following two years, and the Colombian Central Bank was able to bring monetary policy to a neutral stance by raising interest rates by 200 basis points between February 2011 and February 2012. For example, the economy expanded 5.9% in 2011 as compared to 2010 (6.1% during the three-month period ended December 31, 2011 as compared to the same period in 2010) and 4.0% in 2010 as compared to 2009, coupled with improved consumer confidence levels, strong capital inflows and an improvement in foreign trade. For 2012, the Colombian Central Bank’s GDP growth forecast initially stood in a range of 4.0% to 6.0%, but the renewed concerns of the European crisis led to a downward revision of the forecast range by mid-2012, which now stands at 3.0% to 5.0%.

Labor markets. During the twelve-month period ended June 30, 2012, the Colombian unemployment rate decreased to 10.0% as compared to 10.9% at June 30, 2011, according to DANE. The participation rate (i.e., economically active population divided by working age population) grew to 65.3% at June 30, 2012 from 62.9% at June 30, 2011, and the employment rate (i.e., employed population divided by working age population) increased to 58.8% at June 30, 2012 as compared to 56.0% at June 30, 2011. The increase in the employment rate derived primarily from increased employment in the trade, services and manufacturing economic sectors.

Interest rates. Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank’s overnight lending rate has been reduced from 26.0% in 1999 to 6.0% at the end of 2005, to 3.0% at the end of 2010, to 4.75% at December 31, 2011, and to 5.25% at June 30, 2012.

Between 2006 and the summer of 2008, the Colombian Central Bank increased the overnight lending rate by 400 basis points to 10% in the face of accelerated growth and a series of perceived supply shortages. The conservative monetary policy of the Colombian Central Bank during this period, which included increases in reserve requirements, contributed to an increase in the DTF, which reached a high of 10.33% in 2008, the first double-digit DTF rate in six years. The DTF is a benchmark interest rate that represents the financial system’s average rate for 90-day term deposits.

A significant portion of Grupo Aval’s assets are linked to the DTF; accordingly, changes in the DTF affect our net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF fell throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Colombian Central Bank increased its interest rate throughout 2011, starting in February of that year, and through to the first quarter of 2012. As the economy began to slow down more than expected, due to the intensification of the European crisis, the Colombian Central Bank decreased the interest rate by 25 basis points on July 27 and by 25 basis points on August 24, 2012, lowering it to 4.75%. It is expected that the DTF will be higher in 2012 as compared to 2011, but will remain at historically low levels during most of 2012. The average DTF was 4.15% during 2011 and 5.32% during the first half of 2012.

Inflation. Lower interest rates and stability in terms of inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating currency in 1999, have contributed to declining inflation rates and increased price stability in Colombia. However, an increase in levels of economic activity in Colombia, combined with typical inflationary pressures in an expanding economic cycle, which inflated the price of basic food items, caused inflation to rise in 2007 and 2008, notwithstanding significant efforts by the Colombian Central Bank to control inflation. These efforts included increasing the intervention rate while maintaining reserve requirements, restrictions on foreign indebtedness and, as described above, increases in the overnight lending rate. Inflation rates reached 5.7% in 2007 and 7.7% in 2008, in excess of the Colombian Central Bank’s target rate.

In 2009, declines in commodity prices as a result of the global economic downturn and the slowdown in aggregate demand led to a significant downward adjustment in the inflation rate to 2.0%, the lowest rate in 50 years and well below the Colombian Central Bank’s target band of 4.5%-5.5% for that year. Despite the economic recovery, the inflation rate increased only slightly to 3.2% in 2010. At December 31, 2011, the inflation rate was 3.7%, within the Colombian Central Bank’s target band of 2.0% to 4.0%, and the inflation rate was 3.2% for the twelve-month period ended June 30, 2012. For 2012, the Colombian Central Bank has stated that it has become increasingly likely that the inflation rate will be below that of the previous year due to the economic slowdown, which has been mainly influenced by deteriorating external conditions. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations.

Credit volumes. Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. According to the Superintendency of Finance, year-over-year bank credit volume growth, based on gross loans reported by all credit institutions to the Superintendency of Finance, was 24.1% in 2007 and 18.6% in 2008. However, the sharp slowdown in economic activity due to the global economic and financial crisis resulted in a significant moderation of bank credit volume growth in 2009 to 2.5%. In 2010, the pace of bank credit volume growth picked up gradually, along with a moderate recovery of economic activity and fueled by historic low interest rates. At December 31, 2010, year-over-year bank credit volume growth was 14.6% (including credit volume growth of five financing companies that merged with commercial banks during the previous 12 months, as reported by the Superintendency of Finance), while at December 31, 2011 growth was 22.1% (including three financing companies and one cooperative bank that converted to commercial banks during the previous 12 months, as reported by the Superintendency of Finance) and 20.5% when adjusted for securitized mortgage loans data, as reported by Titularizadora Colombiana S.A. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products in 2010 of 43.5% as compared to 57.0% for Brazil, 86.3% for Chile and 24.3% for Peru, as reported in the 2011 World Bank Development Indicators.

In 2010, Colombia’s bank loans-to-GDP ratio was 29.3%, and at December 31, 2011 that ratio was 32.5%. See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Credit volumes” in our 2011 Annual Report on Form 20-F.

Reserve requirements. The Colombian Central Bank’s reserve requirements significantly affect our results of operations. The raising or lowering of these requirements directly affects our results by increasing or decreasing the funds available for lending.

Colombian banks are required to maintain a determined level of reserves depending on the volume and mix of their deposits. These are reflected in the line item “cash and cash equivalents” on our balance sheet. During 2008, this level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Colombian Central Bank from 8.3% to 11.5% for checking and saving accounts and from 2.5% to 6.0% for time deposits. On October 24, 2008, it was decreased to 11.0% for checking and saving accounts and 4.5% for time deposits. The reserve requirements have not changed since October 2008.

In May 2007, as a cautionary measure, the Colombian Central Bank forced banks to maintain, in addition to the general minimum deposit requirement, a marginal minimum deposit requirement of approximately 13% of total deposits that exceeded the level that each bank had at May 7, 2007. This marginal minimum deposit requirement (27% for current accounts, 12.5% for saving accounts and 5% for time deposits) was a temporary measure aimed at decreasing the level of liquidity in the market and was eliminated by the Colombian Central Bank in mid-2008. Reserve requirements have remained stable since late 2008; the Colombian Central Bank, however, has the power to modify these requirements.

Tax policies. Changes in Colombian tax policies can significantly affect our results of operations. According to the Ministry of Finance, the fiscal balance of the consolidated public sector improved from a deficit of 2.9% of GDP in 2001 to a deficit of 0.1% of GDP in 2008. At the Colombian central government level, the deficit fell from 5.1% in 2001 to 2.3% of GDP in 2008. As a result, net debt at the non-financial public sector decreased from 40.5% of GDP at December 31, 2001 to 31.7% of GDP at December 31, 2008. During the same period Colombian central government debt decreased from 40.4% to 36.2% of GDP. However, given the moderate scope for countercyclical fiscal policy during the downturn of 2009, the deficit of the consolidated public sector expanded to 2.7% of GDP in 2009 and 3.2% of GDP in 2010, and the deficit of the Colombian central government expanded to 4.1% of GDP in 2009 and 3.8% of GDP in 2010.

The Colombian central government initially expected that the final fiscal deficit figures for 2011 would remain high, partly due to the relief and reconstruction efforts following the worst floods to hit the country in recent history, and that the figures would start falling in 2012. In spite of these predictions, the final figures for fiscal 2011 were far better than expected, with the consolidated public sector’s deficit shrinking to 2.0% of GDP and the Colombian central Government’s deficit also shrinking to 2.8% of GDP. For 2012, the Government expects a consolidated public sector’s deficit of 1.2% of GDP and a Central Government’s deficit of 2.4% of GDP.

In order to address weaknesses in fiscal accounts, the Colombian central government enacted several laws to strengthen the fiscal regulatory regime, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Colombian central government public debt to below 30% of GDP by 2020.

In December 2009, the Colombian central government enacted Law No. 1370, creating a tax on equity (Impuesto al Patrimonio), or the “Equity Tax.” The Equity Tax is levied based on net worth as of January 1, 2011, subject to certain adjustments. The tax rate applicable to us and our subsidiaries is 4.8% of our and their net worth. In addition, in December 2010 the Colombian central government enacted Decree No. 4825, creating a surcharge to the Equity Tax to fund certain costs associated with the natural disasters resulting from severe rainfalls. The surcharge rate applicable to us and our subsidiaries is 1.2%. This tax and the surcharge are payable biannually in eight separate installments through 2014, resulting in an annual average rate of 1.5%. Pursuant to this tax regulation, Grupo Aval accrued a total liability of Ps 783.4 billion, and two installments of Ps 97.9 billion each were paid in 2011. For the six month-period ended June 30, 2012, Grupo Aval accrued an equity tax expense of Ps 93.9 billion.

In the future, declines in tax revenues and increasing public debt and administrative expenses may make it difficult for the Colombian central Government to balance the budget and may result in higher levels of taxation, which can significantly affect our results of operations or financial condition.

Central American economic conditions. For the year ended December 31, 2011, Central America posted an estimated combined GDP of U.S.$47.4 billion, ranking as the eighth-largest economy in Latin America after Brazil (nominal GDP of U.S.$2,518 billion), Mexico (nominal GDP of U.S.$1,185 billion), Argentina (nominal GDP of U.S.$435 billion), Venezuela (nominal GDP of U.S.$310 billion), Colombia (nominal GDP of U.S.$322 billion), Chile (nominal GDP of U.S.$243 billion) and Peru (nominal GDP of U.S.$169 billion).

Because BAC’s operations are concentrated in Central America, their results are linked to the region’s economic performance. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.2% between 2012 and 2014, compared to Colombia’s expected average growth rate of 4.5% during the same period.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

We believe that the Central America region offers a stable market that is expected to further converge toward an integrated economy as a result of the ongoing implementation of free trade agreements. DR-CAFTA gradually eliminates barriers to trade and investment among Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, the Dominican Republic and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

Results of operations

Sources of income

Grupo Aval generates revenue through several sources. Its main source of income is the net interest income that its banking subsidiaries earn by borrowing funds from customers at certain rates and lending them to customers at higher rates.

The company also derives income from trading activities as follows: (1) interest and dividends from investments in fixed income and equity securities; (2) investment gains from fixed income, equity and derivative positions; and (3) the spread on derivative transactions entered into by the company’s banking subsidiaries to hedge market risk exposure.

In addition, the company earns fee and commission income from the different banking and financial services its banking subsidiaries provide, including fiduciary activities, leasing services, payment and collection services, credit and debit cards, and insurance.

Grupo Aval also earns income from the activities of Porvenir, the largest pension and severance fund manager in Colombia, which derives its revenue mainly from customers’ fee-based contributions for pension management, and Corficolombiana, our merchant bank, which generates revenues mainly from its equity and fixed income portfolios, as well as from gains on merchant banking investments, investment banking fees, and treasury operations. Porvenir and Corficolombiana are controlled by Grupo Aval’s banking subsidiaries.

Results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011

The following tables present our consolidated results of operations for the six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011, broken down among our four banking subsidiaries, adjusted to reflect intercompany eliminations, Grupo Aval Limited’s financial results and our contribution as the holding company.

	For the six-month period ended June 30, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, Grupo Aval Limited and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	2,728.5	970.9	792.7	419.3	(14.3)	4,897.1
Total interest expense	(1,013.3)	(362.3)	(273.2)	(122.8)	(69.0)	(1,840.6)
Net interest income	1,715.3	608.5	519.5	296.5	(83.2)	3,056.5
Total (provisions) /reversals, net	(207.1)	(109.3)	(52.9)	(41.5)	(0.0)	(410.8)
Total fees and other services income, net	902.0	114.7	69.4	77.2	(2.8)	1,160.5
Total other operating income	360.9	158.7	23.7	3.6	(80.5)	466.4
Total operating income	2,771.0	772.7	559.7	335.7	(166.6)	4,272.6
Total operating expenses	(1,503.2)	(451.5)	(318.4)	(230.5)	(29.0)	(2,532.6)
Net operating income	1,267.9	321.3	241.3	105.2	(195.6)	1,740.1
Total non-operating income (expense), net	73.1	8.1	32.1	9.6	(1.6)	121.3
Income before income tax expense and non-controlling interest	1,341.0	329.3	273.4	114.8	(197.2)	1,861.4
Income tax expense	(446.7)	(103.5)	(90.9)	(32.9)	(6.0)	(680.0)
Income before non-controlling interest	894.3	225.9	182.6	81.9	(203.2)	1,181.3
Non-controlling interest	(229.5)	(0.9)	(2.6)	(0.3)	(226.7)	(459.9)
Net income attributable to shareholders	664.8	225.0	180.0	81.6	(429.9)	721.5

	For the six-month period ended June 30, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval, Grupo Aval Limited and eliminations	Grupo Aval consolidated
	(in Ps billions)

Total interest income	2,167.7	741.7	675.4	349.1	23.7	3,957.5
Total interest expense	(660.0)	(224.8)	(178.6)	(72.9)	(64.7)	(1,201.0)
Net interest income	1,507.6	516.9	496.8	276.2	(41.1)	2,756.5
Total (provisions)/reversals, net	(72.5)	(90.1)	(33.8)	(29.9)	(0.0)	(226.4)
Total fees and other services income, net	861.8	100.2	73.9	74.2	(7.8)	1,102.4
Total other operating income	335.3	156.1	23.1	2.7	(82.0)	435.3
Total operating income	2,632.2	683.2	560.0	323.2	(130.8)	4,067.8
Total operating expenses	(1,438.9)	(408.8)	(302.0)	(210.1)	(43.8)	(2,403.7)
Net operating income	1,193.3	274.4	258.0	113.1	(174.6)	1,664.1
Total non-operating income (expense), net	34.1	8.4	32.8	(1.6)	52.1	125.9
Income before income tax expense and non-controlling interest	1,227.4	282.8	290.8	111.5	(122.5)	1,790.0
Income tax expense	(335.0)	(74.1)	(92.1)	(36.0)	(3.8)	(541.0)
Income before non-controlling interest	892.4	208.7	198.8	75.6	(126.3)	1,249.0
Non-controlling interest	(311.9)	(0.9)	(2.2)	(0.3)	(311.3)	(626.7)
Net income attributable to shareholders	580.4	207.7	196.5	75.3	(437.6)	622.3

	Grupo Aval
	Change, June 2012 vs. June 2011
	(in Ps billions)%

Total interest income	939.6	23.7
Total interest expense	639.6	53.3
Net interest income	300.0	10.9
Total provisions (reversals), net	184.5	81.5
Total fees and other services income, net	58.1	5.3
Total other operating income	31.2	7.2
Total operating income	204.8	5.0
Total operating expenses	128.9	5.4
Net operating income	75.9	4.6
Total non-operating income (expense), net	(4.5)	(3.6)
Income before income tax expense and non-controlling interest	71.4	4.0
Income tax expense	139.0	25.7
Income before non-controlling interest	(67.7)	(5.4)
Non-controlling interest	(166.8)	(26.6)
Net income attributable to shareholders	99.2	15.9

“Grupo Aval, Grupo Aval Limited and eliminations” comprises our unconsolidated results at the holding company level and intercompany consolidation eliminations. The principal components are the following:

•
interest expense, which primarily reflects the cost of the bonds we have issued both in the Colombian and in the international markets at the holding company level and our financial subsidiary, Grupo Aval Limited;

•	total other operating income, which reflects the elimination of intercompany dividends;

•	total operating expenses, which reflect expenses at the holding company level, net of eliminations of intercompany operating expenses; and

•	non-controlling interest, net of applicable intercompany consolidation eliminations.

For further information, see “Grupo Aval HoldCo” and “Eliminations” described in “note 30—iv) Summary of significant differences and required U.S. GAAP disclosures—y) Segments disclosure” to our audited consolidated financial statements included in our 2011 Annual Report on Form 20-F.

Grupo Aval

Overview

Our net income attributable to shareholders for the six-month period ended June 30, 2012 versus the six-month period ended June 30, 2011 increased by 15.9%, or Ps 99.2 billion, to Ps 721.5 billion primarily due to (i) a decrease in non-controlling interest of Ps 166.8 billion, or 26.6%, attributable for the most part to Grupo Aval’s increase in the ownership of Banco Popular and to Corficolombiana’s decrease in net income for the period (see “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana”); (ii) a rise in net interest income due to an increase in total interest income from loans and financial leases of Ps 898.2 billion, or 27.6%, attributable to a 18.0% increase in the average balance of interest earning loans and financial leases and an increase in the average yield of such assets from 10.9% to 11.8%; (iii) an increase in total fees and other services income, net of Ps 58.1 billion, or 5.3%, principally due to an increase in commissions from banking services and fees from pension fund administration; and (iv) an increase in total other operating income of Ps 31.2 billion, or 7.2%, principally due to an increase in income from non-financial sector. These effects were partially offset by: (i) an increase in total interest expense of Ps 639.6 billion, or 53.3%, associated with an increase in the average balance of interest-bearing liabilities and an increase in the average cost of funding; (ii) an increase in total net provisions of Ps 184.5 billion, or 81.5%, mainly due to the recording of a reversal of provision registered during the first six months of 2011 in Corficolombiana that did not occur during the same period in 2012; (iii) an increase in total operating expenses of Ps 128.9 billion, or 5.4%; and (iv) an increase in income tax expense of Ps 139.0 billion or 25.7%.

The following discussion describes the principal drivers of our consolidated results of operations for the six-month periods ended June 30, 2012 and 2011. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, LB Panama, Porvenir and Corficolombiana.

Net interest income

	Six-month period ended June 30, 2012,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	3,845.3	3,046.7	798.6	26.2
Interest on investment securities	645.6	637.4	8.2	1.3
Interbank and overnight funds	98.5	65.3	33.1	50.7
Financial leases	307.7	208.1	99.7	47.9
Total interest income	4,897.1	3,957.5	939.6	23.7
Interest expense:
Checking accounts	(72.9)	(33.9)	39.0	115.2
Time deposits	(649.0)	(380.6)	268.4	70.5
Savings deposits	(518.1)	(374.9)	143.2	38.2
Total interest expense on deposits	(1,240.0)	(789.4)	450.6	57.1
Borrowings from banks and others	(240.2)	(182.9)	57.3	31.3
Interbank and overnight funds (expenses)	(100.0)	(64.2)	35.8	55.7
Long-term debt (bonds)	(260.4)	(164.5)	95.9	58.3
Total interest expense	(1,840.6)	(1,201.0)	639.6	53.3
Net interest income	3,056.5	2,756.5	300.0	10.9

Our net interest income increased by 10.9%, or Ps 300.0 billion, to Ps 3,056.5 billion for the six-month period ended June 30, 2012. The main reasons for this increase were a Ps 898.2 billion increase in interest income from loans and financial leases and a Ps 33.1 billion increase in interbank and overnight funds, partially offset by a Ps 639.6 billion increase in total interest expense.

The Ps 898.2 billion, or 27.6%, increase in interest on loans and financial leases was achieved by a 18.0%, or Ps 10,680.6 billion, increase in the average balance of interest earning loans and financial leases and an increase in the annualized yield on loans and financial leases of 89 basis points from 10.9% to 11.8%, primarily reflecting an increasing interest-rate environment in Colombia, where the average DTF rate increased by 164 basis points between the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012. The DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by banks to index the majority of their domestic interest-earning assets and interest-bearing liabilities.

Grupo Aval’s average balance of interest earning loans and financial leases excluding LB Panama’s operations, which mainly reflect BAC Credomatic’s operating results, increased by 18.9%, or Ps 9,419.1 billion, to Ps 59,214.1 billion, which is consistent with the growth of the Colombian economy and the financial services sector. LB Panama’s average balance of interest earning loans and financial leases increased by 13.0% or Ps 1,261.5 billion to Ps 10,942.1 billion. The annualized yield of the loan and financial lease portfolio of our Colombian operations increased by 119 basis points from 10.5% for the six-month period ended June 30, 2011 to 11.7% for the six-month period ended June 30, 2012, while the annualized yield for LB Panama’s operations decreased from 13.4% to 12.8%.

Interest income from interbank and overnight funds increased by Ps 33.1 billion to Ps 98.5 billion for the six-month period ended June 30, 2012 mainly as a result of an increase in the average yield from 4.7% to 6.8%.

Further contributing to the increase in total interest income was a Ps 8.2 billion, or 1.3%, increase in interest income from investment securities to Ps 645.6 billion for the six-month period ended June 30, 2012. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on the trading securities portfolio.

The income yielded by Grupo Aval’s equity securities portfolio for the six-month period ended June 30, 2012 totaled Ps 99.5 billion (equivalent to 15.4% of our total income from investment securities) versus Ps 90.6 billion for the six-month period ended June 30, 2011 (equivalent to 14.2% of our total income from investment securities). This Ps 8.8 billion increase was mainly explained by a positive net result of movements in income valuation of Corficolombiana’s investments for the six-month period ended June 30, 2012 (further explained in “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”)

Our fixed income portfolio yielded Ps 546.2 billion of income for the six-month period ended June 30, 2012, and accounted for 84.6% of our earnings on investment securities for this period. These fixed income earnings were 0.1%, or Ps 0.6 billion, lower than the fixed income earnings generated during the six-month period ended June 30, 2011.

Partially offsetting the increase in total interest income was the increase in total interest expense of Ps 639.6 billion, or 53.3%, to Ps 1,840.6 billion for the six-month period ended June 30, 2012 associated with an increase in the average balance of interest bearing liabilities of Ps 9,892.0 billion to Ps 82,755.6 billion and an increase of 115 basis points in the annualized cost of funds from 3.3% for the six-month period ended June 30, 2011 to 4.4% for the six-month period ended June 30, 2012, consistent with an increasing interest-rate environment and a market with decreasing excess liquidity.

Interest paid on time deposits increased by Ps 268.4 billion, or 70.5%, to Ps 649.0 billion associated with a Ps 5,408.0 billion increase in their average balance to Ps 24,539.3 billion, which contributed with a Ps 156.1 billion increase in interest expense, and a 131 basis points increase in the average interest rate paid from 4.0% to 5.3%, which resulted in a Ps 112.3 billion increase in interest expense.

Interest paid on saving deposits increased by Ps 143.2 billion, or 38.2%, to Ps 518.1 billion associated with a Ps 959.1 billion increase in their average balance to Ps 28,309.0 billion and a 92 basis points increase in the average rate paid from 2.7% to 3.7%. Interest paid on interest-bearing checking accounts increased by Ps 39.0 billion to Ps 72.9 billion associated with a Ps 1,869.8 billion increase in their average balance to Ps 7,853.5 billion and a 72 basis points increase in their average cost from 1.1% to 1.9%. Growth in the average balance of deposits was the result of higher funding requirements for the growth of the loans and financial leases portfolio of Grupo Aval.

Within the sources of funding other than deposits, interest paid on long-term debt increased the most, by Ps 95.9 billion, to Ps 260.4 billion for the six-month period ended June 30, 2012, due to an increase of Ps 1,911.3 billion in their average balance following Banco de Bogotá and Grupo Aval Ltd.’s international debt issuances in December, 2011 and January, 2012, respectively, and the average interest rate paid for long-term debt (bonds)increasing by 105 basis points from 5.9% to 7.0%. Interest paid for borrowings from banks and others and for interbank and overnight funds (expenses) increased by Ps 57.3 billion and Ps 35.8 billion, respectively, due to an increase of 118 basis points in the average interest rate of borrowings from banks and others from 3.5% to 4.7% and of 170 basis points in the average interest rate of interbank and overnight funds (expenses) from 2.9% to 4.6%.

Our average interest-earning assets increased by 15.0% to Ps 93,479.0 billion in the six-month period ended June 30, 2012 from Ps 81,320.3 billion in the six-month period ended June 30, 2011, while our average interest-bearing liabilities increased by 13.6% to Ps 82,755.6 billion in the six-month period ended June 30, 2012 from Ps 72,863.6 billion in the six-month period ended June 30, 2011, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities increasing from 1.12 as of June 30, 2011 to 1.13 as of June 30, 2012.

The annualized average yield earned on our interest-earning assets increased from 9.7% for the six-month period ended June 30, 2011 to 10.5% for the six-month period ended June 30, 2012, mainly driven by the increase in the yield earned on our loan and financial lease portfolio. The annualized average cost of our interest-bearing liabilities increased from 3.3% for the six-month period ended June 30, 2011 to 4.4% for the six-month period ended June 30, 2012, mainly driven by the increase in the average cost of total deposits which increased from 3.0% to 4.1%. The spread between the average yield on loans and financial leases and the average cost of total deposits decreased by 18 basis points from 7.9% for the six-month period ended June 30, 2011 to 7.8% for the six-month period ended June 30, 2012 as our liabilities repriced faster than our loans and financial leases because of the competitive landscape in Colombia.

Finally, Grupo Aval’s net interest margin decreased from 6.8% for the six-month period ended June 30, 2011 to 6.5% for the six-month period ended June 30, 2012 affected by the increase in the average yield paid on interest-bearing liabilities despite the increase in the average yield earned on our interest-earning assets.

Provisions

Our total net provisions increased by 81.5%, or Ps 184.5 billion, to Ps 410.8 billion for the six-month period ended June 30, 2012. This increase was mainly attributable to higher net provisions for foreclosed assets and other assets which increased from a net recovery of Ps 137.3 billion to a net provision expense of Ps 13.6 billion mainly due to the fact that during the six-month period ended June 30, 2011, Ps 122 billion of the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 was reversed in the prior corresponding period (see “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Our net provisions for loan and financial lease losses increased by 3.7%, or Ps 15.1 billion, to Ps 420.3 billion for the six-month period ended June 30, 2012. Our ratio of annualized net provisions for loan and financial lease losses to average loan and financial leases decreased from 1.4% for the six-month period ended June 30, 2011 to 1.2% for the six-month period ended June 30, 2012, in line with a better performance of our loan portfolio where our delinquency ratio (Loans at least 30 days past due / Total gross loans) improved from 2.5% as of June 30, 2011 to 2.3% as of June 30, 2012.

Our total loans and financial leases past due more than 30 days increased from Ps 1,606.6 billion to Ps 1,694.9 billion, reflecting a Ps 88.3 billion or 5.5% increase. This increase was the result of a Ps 102.7 billion increase in our consumer past due loans and financial leases, a Ps 19.9 billion increase in our financial leases past due and a Ps 10.3 billion increase in our microcredit past due loans and financial leases, partially offset by a decrease of Ps 29.6 billion in our commercial past due loans and of Ps 15.0 billion in our past due mortgages. Our delinquency ratio for almost all of our loan types decreased: for our commercial loans, which represent 57.5% of our total gross loans, from 1.6% as of June 30, 2011 to 1.3% as of June 30, 2012; for our consumer loans, which represent 28.6% of total gross loans, from 3.8% to 3.7%; for our financial leases, which represent 8.0% of our total gross loans, from 3.4% to 2.8%; and for our mortgages, which represent 5.5% of our total gross loans, from 4.5% to 3.8%. The delinquency ratio of our microcredit loans, 0.4% of the total gross loans increased from 5.5% to 8.6%.

Three of our four banking subsidiaries recorded improved delinquency ratios. Banco de Bogotá (from 2.3% to 1.9%), Banco de Occidente (from 2.9% to 2.6%) and Banco AV Villas (from 4.3% to 3.8%). Banco Popular showed a slight increase (from 2.30% to 2.36%). Banco AV Villas continues to show the highest delinquency ratio reflecting a higher exposure to mortgage and traditional consumer loans. While Banco AV Villas mortgage and consumer loans represent 60.0% of total loans, Banco de Occidente and Banco de Bogotá’s exposure to such loans is 19.4% and 31.0%, respectively. Although Banco Popular’s mortgage and consumer loans represent 53.4% of total loans, most of its consumer loans are payroll loans and thus have a low delinquency ratio.

For the six-month period ended June 30, 2012, charge-offs had decreased by 7.2%, or Ps 24.5 billion, to Ps 315.2 billion. Our ratio of annualized charge-offs to average loan ratio improved by 24 basis points from 1.1% to 0.9%. LB Panamá’s charge offs decreased by Ps 16.6 billion reflecting a better performance in their loan portfolio. Banco de Bogotá excluding LB Panamá and Banco de Occidente’s charge offs also decreased by Ps 4.3 billion and Ps 5.0 billion, respectively, due to a similar trend in the quality of their loan portfolio.

The higher level of our net provisions for loan and financial lease losses relative to our charge-offs resulted in the 7.7% growth of our allowance for loan and financial lease losses to Ps 2,397.7 billion at June 30, 2012. Our coverage ratio (defined as our allowance for loan and financial lease losses to loans and financial leases at least 31 days past due) increased from 138.6% at June 30, 2011 to 141.5% at June 30, 2012.

Net provisions for accrued interest and other receivables increased by Ps 5.8 billion to Ps 42.2 billion, while the recovery of charged-off assets decreased by Ps 12.8 billion to Ps 65.3 billion for the six-month period ended June 30, 2012.

Total fees and other services income, net

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)

Fees and other services income:
Commissions from banking services	671.3	640.5	30.8	4.8
Branch network services	13.9	6.5	7.4	113.8
Credit card merchant fees	165.1	158.2	6.9	4.4
Checking fees	36.7	35.0	1.7	4.8
Warehouse services	83.0	82.3	0.7	0.9
Fiduciary activities	86.7	73.6	13.1	17.9
Pension plan administration	240.9	219.5	21.4	9.8
Other	82.1	87.5	(5.3)	(6.1)
Total fees and other services income	1,379.9	1,303.0	76.8	5.9
Fees and other services expenses	(219.4)	(200.6)	18.8	9.3
Total fees and other services income, net	1,160.5	1,102.4	58.1	5.3

Total fees and other services income, net increased by 5.3% to Ps 1,160.5 billion for the six-month period ended June 30, 2012 as compared to the same period in 2011. Total fees and other services income increased by Ps 76.8 billion to Ps 1,379.9 billion, while fees and other services expenses increased by Ps 18.8 billion to Ps 219.4 billion. The main drivers of the increase in fee and other services income were (i) an increase of Ps 30.8 billion, or 4.8%, to Ps 671.3 billion in fees from commissions from banking services explained by the regular growth of our business; (ii) an increase of Ps 21.4 billion, or 9.8%, to Ps 240.9 billion in fees from pension plan administration (for further detail see Porvenir results of operations discussion), and (iii) an increase in fees from fiduciary activities of Ps 13.1 billion, or 17.9%, to Ps 86.7 billion mainly as a result of better operating performance of FiduBogotá and FiduCorficolombiana, subsidiaries of Banco de Bogotá.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(106.6)	(64.6)	(41.9)	(64.9)
Gains (losses) on derivative operations, net	173.0	116.0	56.9	49.1
Gains on sales of investments in equity securities, net	10.0	14.5	(4.6)	(31.4)
Income from non-financial sector, net	197.9	175.3	22.5	12.9
Dividend income	89.8	77.7	12.1	15.5
Other	102.4	116.3	(13.9)	(11.9)
Total other operating income	466.4	435.3	31.2	7.2

Total other operating income increased by 7.2%, or Ps 31.2 billion, to Ps 466.4 billion for the six-month period ended June 30, 2012. The increase was primarily due to a Ps 22.5 billion increase in income from non-financial sector associated to a better operating performance of Corficolombiana’s consolidated non-financial subsidiaries, specifically Epiandes and Episol (further explained in “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”). Also contributing to the increase in total other operating income was a Ps 15.0 billion, or 29.2% increase in net foreign exchange and derivative operations to Ps 66.4 billion for the six-month period ended June 30, 2012. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury departments almost entirely for hedging purposes and on behalf of clients. Finally, a Ps 12.1 billion increase in dividend income also contributed to the increase in total other operating income. This increase is associated with a net increase in dividends received from CFC Limited, and CFC Gas holding SAS pertaining to an indirect investment in Promigas, offset in part by a decrease in the dividend income from Empresa de Energía de Bogotá and a direct investment in Promigas (as further explained in “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”).

A decrease in “Other” and in gains on sales on investment securities of Ps 13.9 billion and of Ps 4.6 billion, partially offset the increases described above.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(938.5)	(867.4)	71.1	8.2
Bonus plan payments	(53.6)	(51.9)	1.6	3.2
Termination payments	(10.3)	(13.1)	(2.8)	(21.7)
Administrative and other expenses	(1,243.5)	(1,197.5)	46.1	3.8
Deposit security, net	(91.4)	(78.7)	12.7	16.1
Charitable and other donation expenses	(5.0)	(10.6)	(5.6)	(52.8)
Depreciation	(143.1)	(135.6)	7.5	5.5
Goodwill amortization	(47.2)	(48.9)	(1.6)	(3.3)
Total operating expenses	(2,532.6)	(2,403.7)	128.9	5.4

Total operating expenses for the six-month period ended June 30, 2012 increased by 5.4%, or Ps 128.9 billion, to Ps 2,532.6 billion. This increase was primarily due to a Ps 71.1 billion, or 8.2%, rise in salaries and employee benefits and due to a Ps 46.1 billion, or 3.8%, increase in administrative and other expenses. The increase in salaries and employee benefits was a direct consequence of a 6.0% increase in the total number of employees from 54,138 as of June 30, 2011 to 57,404 as of June 30, 2012. On a per capita basis, salaries and employee benefits increased by 2.0%, in line with local inflation. The increase in administrative and other expenses is explained by the organic growth of our operations. During the six-month period ended June 30, 2011 Grupo Aval accrued an Equity Tax expense of Ps 109.9 billion, and during the six-month period ended June 30, 2012 a total of Ps 93.9 billion. In 2011, the Equity Tax was levied on each entity based on its adjusted net worth as of January 1, 2011. The tax rate applicable to Grupo Aval and its subsidiaries was 4.8% of each entity’s net worth as of January 31, 2011. In addition, in December 2010 the Colombian Government enacted Decree No. 4825, creating an additional surcharge to the Equity Tax in order to fund certain costs that resulted from natural disasters in Colombia. The surcharge rate applicable to Grupo Aval and its subsidiaries is an additional 1.2%, resulting in an aggregate rate of 6.0%. This tax (including the surcharge) can be paid biannually in eight separate installments during the four-year period from May 2011 to May 2014 (resulting in payments each year of 1.5% of each entity’s adjusted net worth at January 1, 2011). See “—Principal factors affecting our financial condition and results of operations—Tax policies.” On a consolidated basis, Grupo Aval accrued a liability of Ps 783.4 billion as of January 1, 2011 for the payment of the Equity Tax, and as of June 30, 2012, such liability had decreased to Ps 469.6 billion. (See “—Principal factors affecting our financial condition and results of operations—Tax policies.”).Of all Grupo Aval’s subsidiaries, only Porvenir, a subsidiary of Banco de Bogotá, recorded the full payment of its Equity Tax during 2011 on its income statement. The other subsidiaries are paying the equity tax in installments.

Because our total operating expenses before depreciation and amortization grew by 5.5%, while our operating income before net provisions increased by 9.1%, our efficiency ratio improved from 51.7% to 50.0%. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average earning assets also improved from 5.5% for the six-month period ended June 30, 2011 to 5.0% for the six-month period ended June 30, 2012.

Non-operating income (expense)

Total net non-operating income (expense) for the six-month period ended June 30, 2012 was Ps 121.3 billion, which represents a Ps 4.5 billion, or 3.6%, decrease from total net non-operating income from Ps 125.9 billion for the six-month period ended June 30, 2011. This decrease was primarily due to the net effect of (i) a one-time income recorded during the first six months of 2011 caused by the difference between the conversion price of Banco de Bogota’s BOCEAS and the intrinsic value of Banco de Bogotá’s shares in Grupo Aval’s financial statements, which was responsible for generating Ps 43.5 billion of income which was partially offset by increase in non-operating income in Banco de Bogotá for the six-month period ended June 30, 2012 of Ps 39.0 billion associated with Corficolombiana’s Ps 25.7 billion and LB Panama’s Ps 8.0 billion increase in non-operating income.

Income tax expense

Income before income tax expense and non-controlling interest increased by Ps 71.4 billion, or 4.0%, from Ps 1,790.0 billion for the six-month period ended June 30, 2011 to Ps 1,861.4 billion for the six-month period ended June 30, 2012. Our income tax expense increased by 25.7% to Ps 680.0 billion for the six-month period ended June 30, 2012. Our effective tax rate increased from 30.2% for the six-month period ended June 30, 2011 to 36.5% for the six-month period ended June 30, 2012. Banco de Bogotá and Banco de Occidente explain most of the increase in the effective tax rate in Grupo Aval.

Banco de Bogotá’s effective tax rate based on its consolidated results increased almost entirely due to (i) lower non-taxable income from Corficolombiana during the six-month period ended June 30, 2012, (ii) a reduction in applicable tax-exemptions in some of Corficolombiana’s non-financial subsidiaries, and (iii) the reconciliation of LB Panamá’s results from U.S. GAAP to Colombian Banking GAAP, which impacted the accounting of income tax expense (but not amounts actually paid) and the deferred tax calculation. see “—Results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—LB Panama.”

Banco de Occidente’s effective tax rate increased due to a Ps 15.2 billion adjustment to a previous year’s tax provisions.

Non-controlling interest

Our non-controlling interest decreased by 26.6% from Ps 626.7 billion for the six-month period ended June 30, 2011 to Ps 459.9 billion for the six-month period ended June 30, 2012. Factors such as the increase of Grupo Aval’s ownership in Banco Popular during 2011 and Corficolombiana’s lower net income associated with a non-recurring reversal of provisions recorded during the first six months of 2011, were responsible for decreasing the ratio of our non-controlling interest over income before non-controlling interest from 50.2% to 38.9% between the six-month period ended June 30, 2010 and the six-month period ended June 30, 2012.

Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to its shareholders in the six-month period ended June 30, 2012 increased by 14.5%, or Ps 84.4 billion, to Ps 664.8 billion compared to the six-month period ended June 30, 2011. This increase is associated with an increase of Ps 207.6 billion in net interest income, an increase of Ps 40.2 billion in total net fees and other service income, an increase of Ps 25.6 billion in total other operating income, an increase of Ps 39.0 billion in total non-operating income and a decrease of Ps 82.5 billion in non-controlling interest, all offset in part by an increase of Ps 134.6 billion in total net provisions (mainly related to equity investments), a Ps 64.2 billion increase in total operating expenses, and a Ps 111.7 billion increase in income tax expense.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the six-month period ended June 30, 2012 versus the six-month period ended June 30, 2011. Further detail is provided in the discussion of the results of operations of LB Panamá, Porvenir and Corficolombiana.

	Banco de Bogotá consolidated
	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	2,728.5	2,167.7	560.9	25.9
Total interest expense	(1,013.3)	(660.0)	353.2	53.5
Net interest income	1,715.3	1,507.6	207.6	13.8
Total (provisions) /reversals, net	(207.1)	(72.5)	134.6	185.6
Total fees and other services income, net	902.0	861.8	40.2	4.7
Total other operating income	360.9	335.3	25.6	7.6
Total operating income	2,771.0	2,632.2	138.8	5.3
Total operating expenses	(1,503.2)	(1,438.9)	64.2	4.5
Net operating income	1,267.9	1,193.3	74.6	6.3
Total non-operating income (expense), net	73.1	34.1	39.0	114.3
Income before income tax expense and non-controlling interest	1,341.0	1,227.4	113.6	9.3
Income tax expense	(446.7)	(335.0)	111.7	33.3
Income before non-controlling interest	894.3	892.4	1.9	0.2
Non-controlling interest	(229.5)	(311.9)	(82.5)	(26.4)
Net income attributable to shareholders	664.8	580.4	84.4	14.5

Net interest income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,144.2	1,692.2	452.0	26.7
Interest on investment securities	429.1	374.5	54.6	14.6
Interbank and overnight funds	60.8	46.9	13.8	29.5
Financial leases	94.5	54.0	40.5	74.9
Total interest income	2,728.5	2,167.7	560.9	25.9

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest expense:
Checking accounts	(58.0)	(29.0)	29.0	100.1
Time deposits	(428.3)	(253.3)	175.0	69.1
Savings deposits	(261.0)	(186.3)	74.8	40.1
Total interest expense from deposits	(747.3)	(468.5)	278.8	59.5
Borrowing from banks and others	(126.4)	(91.4)	35.0	38.3
Interbank and overnight funds (expenses)	(76.1)	(50.6)	25.4	50.2
Long-term debt (bonds)	(63.5)	(49.5)	14.0	28.4
Total interest expense	(1,013.3)	(660.0)	353.2	53.5
Net interest income	1,715.3	1,507.6	207.6	13.8

Banco de Bogotá’s net interest income increased by 13.8% from Ps 1,507.6 billion in the six-month period ended June 30, 2011 to Ps 1,715.3 billion in the six-month period ended June 30, 2012. This increase is due to a 25.9% or Ps 560.9 billion increase in total interest income partially offset by an increase of 53.5%, or Ps 353.2 billion, in total interest expense.

Total interest income increased by 25.9%, or Ps 560.9 billion, from Ps 2,167.7 billion in the six-month period ended June 30, 2011 to Ps 2,728.5 billion in six-month period ended June 30, 2012, primarily due to an increase in interest income from loans and financial leases, which rose by Ps 492.5 billion to Ps 2,238.7 billion in the six-month period ended June 30, 2012. Interest income from investment securities increased by Ps 54.6 billion to Ps 429.1 billion, and interest income from interbank and overnight funds increased by Ps 13.8 billion to Ps 60.8 billion, both for the six-month period ended June 30, 2012.

The increase in interest income from loan and financial leases of Ps 492.5 billion was a result of an increase of Ps 5,793.4 billion, or 17.0%, in the average balance of interest earning loans and financial leases from Ps 34,028.1 billion as of June 30, 2011 to Ps 39,821.6 billion as of June 30, 2012, which resulted in an increase of Ps 326.0 billion in interest income, and the remaining Ps 166.5 billion was a result of a higher average yield on loans and financial leases, which increased from 10.3% for the six-month period ended June 30, 2011 to 11.2% for the six-month period ended June 30, 2012. Banco de Bogotá’s average yield on loans and financial leases excluding LB Panamá’s operation increased from 9.0% for the six-month period ended June 30, 2011 to 10.7% for the six-month period ended June 30, 2012, in line with an increasing interest-rate environment. The increase in interest income from investment securities of Ps 54.6 billion, or 14.6%, to Ps 429.1 billion was a result of a 9.0%, or Ps 1,067.4 billion, increase in the average volume of investment securities from Ps 11,818.1 billion for the six-month period ended June 30, 2011 to Ps 12,885.4 billion for the six-month period ended June 30, 2012, and of an increase in the average yield from 6.3% to 6.7%. The increase in the average volume contributed Ps 35.7 billion and the increase in yield contributed Ps 18.9 billion to the total increase in interest income from loans and financial leases.

Interest income from equity investments from Banco de Bogotá’s operations increased by Ps 46.0 billion, or 72.0%, to Ps 110.0 billion mainly as a result of Corficolombiana having realized mark-to-market losses during the six-month period ended June 30, 2011 associated with its investments in Promigas, Banco de Occidente and Sociedad de Inversiones en Energía S.A., or “SIE,” investments that did not generate a loss during the six-month period ended June 30, 2012 (further explained in “—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”). Interest income derived from the fixed income portfolio of Banco de Bogotá’s operations increased by 2.8%, or Ps 8.5 billion, driven by an increase in the average balance of fixed income investment portfolio.

Total interest expense in Banco de Bogotá increased by Ps 353.2 billion, or 53.5%, from Ps 660.0 billion in the six-month period ended June 30, 2011 to Ps 1,013.3 billion in the six-month period ended June 30, 2012 as a result of a Ps 175.0 billion increase in interest paid for time deposits, a Ps 74.8 billion increase in interest paid for savings deposits and a Ps 74.5 billion increase in interest paid for other funding, which includes borrowings from banks and other, interbank and overnight funds and long term debt.

Ps 121.8 billion of such increase is explained by a Ps 5,661.9 billion, or 12.6%, increase in the average balance of total interest-bearing liabilities from Ps 45,054.2 billion for the six-month period ended June 30, 2011 to Ps 50,716.1 billion for the six-month period ended June 30, 2012. Ps 231.5 billion of the increase in total interest expense is the result of an increase of 107 basis points in the average cost of funding (associated with an increasing interest-rate environment where the average DTF rate increased by 164 basis points) from 2.9% paid during the six-month period ended June 30, 2011 to 4.0% paid during the six-month period ended June 30, 2012.

The Ps 175.0 billion increase in interest paid for time deposits resulted from a Ps 3,639.9 billion, or 28.2%, increase in the average balance of time deposits from Ps 12,894.4 billion for the six-month period ended June 30, 2011 to Ps 16,534.3 billion for the six-month period ended June 30, 2012, and from an increase of 125 basis points in the average interest rate, increasing from 3.9% paid during the six-month period ended June 30, 2011 to 5.2% paid during the six-month period ended June 30, 2012. The above mentioned increase in the average balance contributed Ps 106.3 billion of the increase in total interest expense, while the increase in the average interest rate contributed the remaining Ps 68.7 billion of such increase.

The Ps 74.8 billion increase in interest paid for savings deposits resulted from a Ps 700.6 billion, or 4.9%, increase in the average volume of savings deposits from Ps 14,254.9 billion for the six-month period ended June 30, 2011 to Ps 14,955.5 billion for the six-month period ended June 30, 2012, and from an increase of 88 basis points in the average interest rate, increasing from 2.6% paid during the six-month period ended June 30, 2011 to 3.5% paid during the six-month period ended June 30, 2012. The above mentioned increase in the average balance contributed Ps 10.2 billion of the increase in total interest expense, while the increase in the average interest rate contributed Ps 64.5 billion.

The Ps 74.5 billion increase in interest paid for interest-bearing liabilities other than deposits resulted from a Ps 35.0 billion increase in interest paid for borrowings from banks and others, a Ps 25.4 billion increase in interest paid for interbank and overnight funds, and a Ps 14.0 billion increase in interest paid for long-term debt (bonds). The main driver of such increases was higher interest rates paid since the average of interest-bearing liabilities other than deposits decreased from Ps 12,567.1 billion for the six-month period ended June 30, 2011 to Ps 12,237.9 billion for the six-month period ended June 30, 2012. The rates paid showed the following increases: in borrowings from banks and others from 2.7% to 3.7%, in interbank and overnight funds (expenses) from 2.8% to 4.5%, and in long-term debt from 4.9% to 6.1%, all for the six-month period ended June 30, 2011 to the six-month period ended June 30, 2012 and consistent with an increasing interest-rate environment.

Banco de Bogotá’s net interest margin (calculated as net interest income divided by total average interest-earning assets) remained stable at 6.3% during both the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012 driven by the increase in cost of funding described above and despite an increase in the average yield from total interest-earning assets from 9.0% to 10.0% and increases in the cost of funds. The spread between the yield earned on loans and financial leases and the rate paid on deposits slightly decreased from 7.38% for the six-month period ended June 30, 2011 to 7.36% for the six-month period ended June 30, 2012.

Provisions

Total net provisions increased by Ps 134.6 billion to Ps 207.1 billion in the six-month period ended June 30, 2012, driven primarily by a Ps 150.7 billion increase in net provisions for foreclosed assets and other assets. This increase was driven by a Ps 153.4 billion decrease in recovery of provisions for foreclosed assets and other assets from Ps 158.2 billion for the six-month period ended June 30, 2011 to Ps 4.8 billion for the six-month period ended June 30, 2012 mainly due to a Ps 122 billion reversal in 2011 of the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010. (see “—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Partially offsetting the increase in total net provisions for foreclosed assets and other assets was the decrease in net provisions for loans and financial lease losses of Ps 15.5 billion from Ps 212.6 billion for the six-month period ended June 30, 2011 to Ps 197.1 billion for the six-month period ended June 30, 2012. The decrease in net provisions for loans and financial lease losses was associated with a Ps 24.1 billion reversal of provisions recorded by LB Panamá (see “—Banco de Bogotá subsidiary analysis—LB Panamá—Provisions”). Banco de Bogotá’s delinquency ratio improved from 2.3% as of June 30, 2011 to 1.9% as of June 30, 2012. The improvement in the delinquency ratio is associated with a 1.3% increase in the average balance of total loans past due from Ps 803.9 billion as of June 30, 2011 to Ps 814.0 billion as of June 30, 2012 compared with a 17.0% growth in gross loans from Ps 35,691.9 billion as of June 30, 2011 to Ps 41,745.4 billion as of June 30, 2012.

Banco de Bogotá’s charge-offs decreased by Ps 20.9 billion from Ps 191.8 billion for the six-month period ended June 30, 2011 to Ps 170.8 billion for the six-month period ended June 30, 2012. Its annualized ratio of charge-offs to average balance of loans and financial leases ratio decreased from 1.1% for the six-month period ended June 30, 2011 to 0.8% for the six-month period ended June 30, 2012.

Banco de Bogotá’s allowance for loans and financial leases increased by Ps 80.9 billion to Ps 1,112.8 billion at June 30, 2012 increasing Banco de Bogotá’s coverage ratio from 128.4% at June 30, 2011 to 136.7% at June 30, 2012.

Net provisions for accrued interest and other receivables slightly increased by Ps 0.2 billion to a net expense of Ps 21.0 billion as of June 30, 2012 from Ps 20.9 billion as of June 30, 2011.

The recovery of charged-off assets increased between the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012 by Ps 0.8 billion to Ps 22.2 billion.

Total fees and other services income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	476.1	471.8	4.3	0.9
Branch network services	13.9	11.8	2.1	17.8
Credit card merchant fees	119.3	112.9	6.5	5.7
Checking fees	19.7	21.1	(1.3)	(6.3)
Warehouse services	55.1	52.6	2.5	4.7
Fiduciary activities	57.3	48.7	8.6	17.7
Pension plan administration	240.9	218.9	22.0	10.0
Other	45.3	48.4	(3.0)	(6.3)
Total fees and other services income	1,027.8	986.2	41.6	4.2
Fees and other services expenses	(125.8)	(124.4)	1.4	1.1
Total fees and other services income, net	902.0	861.8	40.2	4.7

Total fees and other services income, net increased by 4.7% to Ps 902.0 billion in the six-month period ended June 30, 2012, primarily as a result of higher fee income derived from pension plan administration, fiduciary activities, credit card merchant fees and commissions from banking services.

The 10.0%, or Ps 22.0 billion, increase in pension plan administration fees was mainly a result of higher fee income produced by Porvenir consisting of commissions earned on the administration of mandatory pension funds (which increased by Ps 3.0 billion to Ps 149.9 billion in the six-month period ended June 30, 2012), severance funds (which increased by Ps 2.0 billion to Ps 32.6 billion in the six-month period ended June 30, 2012), voluntary pension funds (which decreased by Ps 0.4 billion to Ps 23.1 billion in the six-month period ended June 30, 2012) and third-party liability pension funds (which increased by Ps 8.6 billion to Ps 16.1 billion in the six-month period ended June 30, 2012), as further explained in “—Banco de Bogotá subsidiary analysis—Porvenir—Total fees and other services.”

The Ps 8.6 billion, or 17.7%, increase to Ps 57.3 billion in commissions from fiduciary activities was primarily attributable to higher income derived from a Fiduciaria Bogotá and Fiduciaria Corficolombiana, both subsidiaries of Banco de Bogotá.

Credit card merchant fees and commissions from banking services increased by Ps 6.5 billion and Ps 4.3 billion respectively between the six-month period ended June 30, 2011 and June 30, 2012 in line with the organic growth of the loan portfolio and deposit funding during the same period. LB Panamá accounted for Ps 4.3 billion and Ps 1.1 billion of the increase in credit card merchant fees and commissions from banking services, respectively.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(107.2)	(62.5)	(44.8)	(71.7)
Gains (losses) on derivative operations, net	156.9	102.9	54.1	52.6
Gains on sales of investments in equity securities, net	6.7	12.7	(6.1)	(47.7)
Income from non-financial sector, net (1)	193.4	170.8	22.7	13.3
Dividend income	90.0	77.0	13.0	16.9
Other	21.1	34.4	(13.3)	(38.6)
Other operating income	360.9	335.3	25.6	7.6

(1)
Income from non-financial sector reflects the operating results of Corficolombiana in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar and Organización Pajonales, among others. This result is net of the following operating and administrative expenses in the six-month period ended June 30, 2012 and 2011: Ps 528.3 billion and Ps 373.4 billion, respectively. For a description of these investments, see “Item 4. Information on the Company—Business overview—Corficolombiana—Equity investment portfolio” in our 2011 Annual Report on Form 20-F.

Total other operating income increased by 7.6%, or Ps 25.6 billion, to Ps 360.9 billion in the six-month period ended June 30, 2012, mainly due to a Ps 22.7 billion increase in income from the non-financial sector, which reflected the net income growth of non-financial companies consolidated by Corficolombiana such as Epiandes and Episol (further explained in “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Also contributing to the increase in other operating income was a Ps 13.0 billion increase in dividend income from Ps 77.0 billion for the six-month period ended June 30, 2011 to Ps 90.0 billion for the six-month ended June 30, 2012 associated with an increase in dividends received from CFC Limited, and CFC Gas holding SAS pertaining to dividends accruing from February 2011 to May 2015 relating to a 10.58% interest in Promigas (see “Summary—Recent Developments”) offset in part by a decrease in the dividend income from Empresa de Energía de Bogotá and other direct interests in Promigas (further explained in “—Segment results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá subsidiary analysis—Corficolombiana”).

Net foreign exchange and derivative operations showed a net increase of Ps 9.3 billion in the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011 contributing also to the increase in other operating income. Foreign exchange gains (losses), net and gains (losses) on derivative operations, net are related as Banco de Bogotá employs derivative operations to hedge foreign exchange risk and on behalf of its clients.

Partially offsetting the increase in other operating income was a Ps 13.3 billion decrease in “others” and a Ps 6.1 billion decrease in gains on sales of investments in equity securities, net. During the first six months of 2012, Corficolombiana recognized a gain of 5.7 billion associated with the sale of its stake in Proenergía, whereas during the first six months of 2011, it recognized a gain of Ps 12.2 billion for the sale of its stake in both Colombina and Transoriente.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(565.0)	(523.1)	42.0	8.0
Bonus plan payments	(40.1)	(36.9)	3.1	8.5
Termination payments	(7.8)	(9.8)	(2.0)	(20.4)
Administrative and other expenses	(744.3)	(726.8)	17.5	2.4
Deposit security, net	(48.3)	(41.2)	7.1	17.2
Charitable and other donation expenses	(2.4)	(3.3)	(0.9)	(27.6)
Depreciation	(57.7)	(57.8)	(0.0)	(0.0)
Goodwill amortization	(37.6)	(40.0)	(2.5)	(6.2)
Total operating expenses	(1,503.2)	(1,438.9)	64.2	4.5

Total operating expenses increased by 4.5% to Ps 1,503.2 billion in the six-month period ended June 30, 2012. This increase primarily reflected an 8.0%, or Ps 42.0 billion, and a 2.4%, or Ps 17.5 billion, increase in salaries and employee benefits, and administrative and other expenses, respectively. Both increases are associated with the organic growth of the business and its personnel. Between June 30, 2011 and June 30, 2012 a total of 1,105 people entered to work in the Bank and its consolidated subsidiaries, which represents an increase of 3.4% from 32,449 to 33,554.

Banco de Bogotá’s efficiency ratio improved from 49.6% for the six-month period ended June 30, 2011 to 47.3% for the six-month period ended June 30, 2012, while the ratio of annualized operating expenses before depreciation and amortization as a percentage of average interest-earning assets improved from 5.6% for the six-month period ended June 30, 2011 to 5.2% for the six-month period ended June 30, 2012.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 39.0 billion from Ps 34.1 billion in the six-month period ended June 30, 2011 to Ps 73.1 billion in the six-month period ended June 30, 2012. This increase is associated with Corficolombiana’s Ps 25.7 billion and LB Panamá’s Ps 8.0 billion increase in non-operating income.

Income tax expense

Income before income tax expense and non-controlling interest increased 9.3% from Ps 1,227.4 billion for the six-month period ended June 30, 2011 to Ps 1,341.0 billion for the six-month period ended June 30, 2012. Income tax expense, in turn, increased by 33.3% to Ps 446.7 billion for the six-month period ended June 30, 2012. Banco de Bogotá’s effective tax rate increased from 27.3% for the six-month period ended June 30, 2011 to 33.3% for the six-month ended June 30, 2012 mainly due to an increase in the effective tax rate of its (i) Corficolombiana subsidiary, associated with a higher non-taxable income registered during the six-month period ended June 30, 2011 and lower tax exemptions in some of its consolidated entities during the six-month period ended June 30, 2012, and (ii) the reconciliation of LB Panamá’s results from U.S. GAAP to Colombian Banking GAAP, which impacted the accounting of income tax expense (but not amounts actually paid) and the deferred tax calculation. see “—Results of operations for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011—Banco de Bogotá—Banco de Bogotá subsidiary analysis—LB Panama.”

Non-controlling interest

Banco de Bogotá’s non-controlling interest decreased by Ps 82.5 billion, or 26.4%, to Ps 229.5 billion in the six-month period ended June 30, 2012 compared with the six-month period ended June 30, 2011. The decrease in non-controlling interest was primarily a result of a lower net income from Corficolombiana’s operation in the six-month period ended June 30, 2012 as compared to the same period in 2011 (Ps 209.2 billion as compared to Ps 373.6 billion, respectively), as further described in “Banco de Bogotá subsidiary analysis—Corficolombiana.”

Banco de Bogotá subsidiary analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana, Porvenir and LB Panamá. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana, Porvenir and LB Panamá in the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011.

Corficolombiana

Net income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	255.7	208.7	47.0	22.5
Total interest expense	(168.2)	(86.1)	82.1	95.3
Net interest income	87.4	122.6	(35.1)	(28.7)
Total (provisions)/reversals, net	(5.2)	137.5	142.6	(103.8)
Total fees and other services income, net	20.6	22.1	(1.5)	(6.8)
Total other operating income	270.0	274.2	(4.1)	(1.5)
Total operating income	372.9	556.3	(183.4)	(33.0)
Total operating expenses	(71.2)	(82.2)	(11.0)	(13.4)
Net operating income	301.6	474.1	(172.4)	(36.4)
Total non-operating income (expense), net	26.6	0.9	25.7	2,902.5
Income before income tax expense and non-controlling interest	328.3	474.9	(146.7)	(30.9)
Income tax expense	(78.8)	(61.7)	17.1	27.7
Income before non-controlling interest	249.5	413.2	(163.8)	(39.6)
Non-controlling interest	(40.3)	(39.6)	0.7	1.7
Net income attributable to shareholders	209.2	373.6	(164.4)	(44.0)

Corficolombiana’s net income decreased by 44.0% to Ps 209.2 billion in the six-month period ended June 30, 2012 when compared to the six-month period ended June 30, 2011. The most significant drivers of the decrease in net income were (i) an increase of Ps 142.6 billion in total net provisions for loans and other assets from a Ps 137.5 billion net reversal in the six-month period ended June 30, 2011 to a Ps 5.2 billion net provision expense in the six-month period ended June 30, 2012, since during the first six months of 2011, Ps 122 billion of the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 was reversed (see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Segment results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income” in our 2011 Annual Report on Form 20-F); (ii) the decrease of Ps 35.1 billion in net interest income from Ps 122.6 billion for the six-month period ended June 30, 2011 to Ps 87.4 billion for the six-month period ended June 30, 2012; and (iii) an increase in income tax expense of Ps 17.1 billion to Ps 78.8 billion for the six-month period ended June 30, 2012. All of the above were partially offset by a decrease in operating expenses of Ps 11.0 billion to Ps 71.2 billion and an increase in total non-operating income, net of Ps 25.7 billion to Ps 26.6 billion for the six-month period ended June 30, 2012.

Net interest income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	9.9	6.0	3.9	65.4
Interest on investment securities	191.6	153.2	38.4	25.1
Interbank and overnight funds	21.4	25.3	(3.9)	(15.6)
Financial leases	32.9	24.2	8.6	35.6
Total interest income	255.7	208.7	47.0	22.5
Interest expense:
Time deposits	(76.4)	(39.3)	37.1	94.6
Savings deposits	(4.1)	(1.5)	2.6	172.4
Total interest expense on deposits	(80.5)	(40.8)	39.7	97.4
Borrowing from banks and others	(28.5)	(14.6)	13.9	95.3
Interbank and overnight funds (expenses)	(54.7)	(27.7)	27.1	97.9
Long-term debt (bonds)	(4.5)	(3.1)	1.4	45.5
Total interest expense	(168.2)	(86.1)	82.1	95.3
Net interest income	87.4	122.6	(35.1)	(28.7)

Net interest income decreased by 28.7% to Ps 87.4 billion in the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by 22.5% or Ps 47.0 billion to Ps 255.7 billion in the six-month period ended June 30, 2012. This increase was due to a Ps 38.4 billion increase in income on investment securities from Ps 153.2 billion in the six-month period ended June 30, 2011 to Ps 191.6 billion in the six-month period ended June 30, 2012, and due to a Ps 8.6 billion increase in interest income from financial leases from Ps 24.2 billion in the six-month period ended June 30, 2011 to Ps 32.9 billion in the six-month period ended June 30, 2012 associated with a 24.5% growth in the balance of financial leases from Ps 460.7 billion to Ps 573.5 billion. More than offsetting the increase of Ps 47.0 billion in total interest income was an increase of Ps 82.1 billion increase in total interest expense. The increase in total interest expense was attributable to an increase in total interest expense on deposits, on interbank and overnight funds and on borrowings from banks and others consistent with an increase of Ps 2,230.5 billion in the balance of total interest-bearing liabilities from Ps 5,502.0 billion to Ps 7,732.6 billion between June 30, 2011 and June 30, 2012, incurred to support the growth of the investment securities’ portfolio.

Of the Ps 191.6 billion interest income on investment securities recorded in the six-month period ended June 30, 2012, Corficolombiana’s equity securities portfolio generated Ps 90.1 billion, reflecting a 74.4% increase from the Ps 51.7 billion yielded in the six-month period ended June 30, 2011. Corficolombiana’s debt securities portfolio generated Ps 101.5 billion in income in the six-month period ended June 30, 2012, which is similar to the income generated in the same period ended June 30, 2011.

The primary reason for the increase in interest income from equity securities was that, while in February 2011 Corficolombiana had to record an unrealized loss of Ps 122.1 billion from its investment in Promigas due to a reclassification from “medium” to “low” liquidity, this investment did not experience a change in its liquidity during the first six months of 2012 and thus did not impact the income statement through the interest income line item.

Also contributing to the increase in interest income from equity investment securities was the fact that during the six-month period ended June 30, 2011, Corficolombiana had recorded a Ps 22.2 billion mark-to-market loss on its investment in Banco de Occidente while during the six-month period ended June 30, 2012 it recorded a mark-to-market gain of Ps 6.3 billion. On February 14, 2012 Banco de Occidente was reclassified as an “available for sale” security due to a decrease in its liquidity level from “medium” to “low”. On March 12, 2012, its liquidity increased back to “medium” and thus was reclassified as “trading” and recorded the gain previously described. On April 25, 2012 its liquidity decreased once more to “low” and the security was reclassified as “available for sale”. As of June 30, 2012, Corficolombiana’s stake in Banco de Occidente was classified as “available for sale”.

Additionally, during the six-month period ended June 30, 2011 Corficolombiana recorded a mark-to-market loss of Ps 16.9 billion associated with its investment in SIE. This investment was sold in October, 2011.

Corficolombiana’s investment in its private investment fund managed by Corredores Asociados generated income of Ps 83.1 billion during the six-month period ended June 30, 2012, a decrease from a Ps 144.8 billion interest income registered during the six-month period ended June 30, 2011 due to a decrease in dividend income from the fund’s investments.

Finally, during the six-month period ended June 30, 2011 Corficolombiana recorded a mark-to-market gain on its investment in Proenergía of Ps 67.2 billion due to a change in its liquidity level. Corficolombiana’s stake in Proenergía was sold during the first six months of 2012 and did not have an impact on interest income in this period.

Also contributing to an increase in interest income was an increase in income from loans and financial leases of Ps 12.5 billion from Ps 30.2 billion for the six-month period ended June 30, 2011 to Ps 42.8 billion for the six-month period ended June 30, 2012. This increase is consistent with an increase in the balance of financial leases granted by Corficolombiana’s financial subsidiaries which increased from Ps 460.7 billion as of June 30, 2011 to Ps 573.5 billion as of June 30, 2012.

More than offsetting the Ps 47.0 billion increase in total interest income was an increase of total interest expense of Ps 82.1 billion or 95.3% from Ps 86.1 billion in the six-month period ended June 30, 2011 to Ps 168.2 billion in the six-month period ended June 30, 2012. The increase in total interest expense is attributable to an increase in interest paid for time deposits of Ps 37.1 billion, an increase in interest paid for interbank and overnight funds of Ps 27.1 billion, and an increase in interest paid for borrowing from banks and other of Ps 13.9 billion.

The increase in total interest expense reflects an increase in the volume of funding and as a result of an increasing interest-rate environment in which the average DTF increased by 164 basis points between the first six months of 2011 and the first six months of 2012. Time deposits balance increased from Ps 1,771.3 billion as of June 30, 2011 to Ps 2,888.7 billion as of June 30, 2012; interbank and overnight funds balance increased from Ps 2,545.9 billion as of June 30, 2011 to Ps 3,014.2 billion as of June 30, 2012; and borrowing from banks and other increased from Ps 830.7 billion as of June 30, 2011 to Ps 1,091.0 billion as of June 30, 2012. The increase in liabilities was incurred to support the growth of the investment portfolio.

Provisions

Corficolombiana’s net provisions increased by Ps 142.6 billion from a Ps 137.5 net reversal in the six-month period ended June 30, 2011 to a Ps 5.2 billion net provision expense in the six-month period ended June 30, 2012. This increase was mainly attributable to the reversal in the six-month period ended June 30, 2011 of Ps 122 million of the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010 (see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions” in our 2011 Annual Report on Form 20-F).

Total fees and other services income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	0.4	1.9	(1.4)	(76.0)
Fiduciary activities	16.9	16.0	0.9	5.7
Other	6.9	7.2	(0.2)	(3.4)
Total fees and other services income	24.3	25.1	(0.7)	(3.0)
Fees and other services expenses	(3.7)	(3.0)	0.8	25.9
Total fees and other services income, net	20.6	22.1	(1.5)	(6.8)

Net fee and other services income showed a slight decrease from Ps 22.1 billion for the six-month period ended June 30, 2011 to Ps 20.6 billion for the six-month period ended June 30, 2012. The Ps 1.5 billion decrease in total fees and other service income, net is attributable to a decrease of Ps 1.4 billion in commission from banking services and an increase in fees and other service expenses of Ps 0.8 billion, partially offset by an increase of Ps 0.9 billion in income fees from fiduciary activities.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(26.6)	(26.5)	(0.1)	(0.3)
Gains on derivative operations, net	2.4	26.4	(24.0)	(90.9)
Gains on sales of investments in equity securities, net	5.8	12.3	(6.5)	(52.7)
Income from non-financial sector, net	189.6	170.8	18.8	11.0
Dividend income	88.8	74.5	14.3	19.2
Other	10.0	16.6	(6.6)	(39.9)
Total other operating income	270.0	274.2	(4.1)	(1.5)

Total other operating income showed a slight decrease of 1.5%, or Ps 4.1 billion, from Ps 274.2 billion for the six-month period ended June 30, 2011 to Ps 270.0 billion for the six-month period ended June 30, 2012. The decrease is a result of a decrease in net foreign exchange and derivative operations from a net loss of Ps 0.1 billion during the first six months of 2011 to a net loss of Ps 24.2 billion incurred in the first six months of 2012 attributable to the change in value of USD held investments in AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd. associated with the appreciation of the Colombian peso.

Also contributing to the result in total other operating income was a decrease of Ps 6.6 billion in the “other” line item and a decrease of Ps 6.5 billion in the “Gains on sales of investments in equity securities, net” line item. Offsetting these lower results was in increase of Ps 18.8 billion or 11.0% increase in income from non-financial sector, net and an increase of Ps 14.3 billion or 19.2% increase in dividend income.

The improved results in income from non-financial sector investments were associated with a better operating performance of the non-financial subsidiaries consolidated by Corficolombiana, mainly Epiandes and Episol. Finally, the increase in dividend income was the result of higher dividend income from CFC Limited and CFC Gas Holding SAS of Ps 19.7 billion and Ps 38.8 billion pertaining to dividends declared on a 10.58% interest in Promigas between February 2011 and May 2012, respectively (see note 4 to our interim consolidated financial statements). Also contributing to the growth in the income from dividends was a Ps 3.1 billion increase in the dividend income from Corficolombiana’s investment in Gas Natural from Ps 1.2 billion to Ps 4.3 billion, and a Ps 4.3 billion dividend income registered during the first six months of 2012 from Corficolombiana’s investment in Banco de Occidente. During the first six months of 2011, dividend income from Banco de Occidente was registered as interest income on investment securities rather than dividend income since at the moment of Banco de Occidente’s declaration of dividends the investment was classified as “trading”.

Offsetting this increase was that no dividend income from Promigas was recorded in the income statement of Corficolombiana during the six-month period ended June 30, 2012 as compared to the Ps 36.0 billion dividend income recorded during the six-month period ended June 30, 2011. Even though Corficolombiana received dividends from Promigas during the first six months of 2012, Colombian regulations contemplate that when an investment, such as Promigas, classified as “available for sale” does not have a positive revaluation balance in the balance sheet, the income derived from dividends should be recorded directly in the balance sheet rather than in the income statement. The reason for the negative revaluation balance associated with this investment was the decline in its share price from Ps 31.428,26 per share in March 31, 2011 to Ps 27.983,92 per share in March 31, 2012, dates on which dividends are declared.

In addition, during the six-month period ended June 30, 2012 Corficolombiana recorded dividend income of Ps 11.4 billion from its investment in Empresa de Energía de Bogotá, while during the six-month period ended June 30, 2011 it had recorded a dividend income of Ps 26.8 billion.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(26.7)	(24.1)	2.6	10.6
Bonus plan payments	(2.7)	(3.0)	(0.2)	(7.6)
Termination payments	(0.1)	(1.0)	(1.0)	(94.7)
Administrative and other expenses	(35.8)	(48.8)	(13.0)	(26.6)
Deposit security, net	(3.9)	(2.8)	1.2	42.1
Charitable and other donation expenses	(0.0)	(0.2)	(0.2)	(100.0)
Depreciation	(2.0)	(1.8)	0.2	11.4
Goodwill amortization	0.0	(0.5)	(0.5)	(100.0)
Total operating expenses	(71.2)	(82.2)	(11.0)	(13.4)

Corficolombiana’s total operating expenses decreased by Ps 11.0 billion or 13.4% from Ps 82.2 billion for the six-month period ended June 30, 2011 to Ps 71.2 billion for the six-month period ended June 30, 2012. This decrease was almost entirely due to a Ps 13.0 billion decrease in administrative and other expenses associated with a change in the amortization treatment of the Equity Tax. While in 2011 the Equity Tax was amortized during the first six months, in 2012 it began to be amortized during twelve months, as it has been done for Grupo Aval’s banks. This decrease was partially offset by increases in salaries and employee benefits due to the organic growth of the business which resulted in the total number of employees increasing from 819 people in June 30, 2011 to 869 people in June 30, 2012.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 25.7 billion to Ps 26.6 billion in the six-month period ended June 30, 2012, mainly due to recoveries of previously written-off assets, reversals of provisions and gains in sales of foreclosed and fixed assets.

Income tax expense

Income tax expense increased by Ps 17.1 billion to Ps 78.8 billion for the six-month period ended June 30, 2012. Corficolombiana’s effective tax rate, calculated before non-controlling interest, increased from 13.0% for the six-month period ended June 30, 2011 to 24.0% for the six-month period ended June 30, 2012, primarily due to higher non-taxable income recorded during the six-month period ended June 30, 2011 attributable to FCP and Proenergía, and due to fewer tax exemptions during the first half of 2012 affecting Episol, a consolidated subsidiary of Corficolombiana.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee; and (2) direct investment portfolio income, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

Net income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	28.4	11.2	17.2	153.9
Total interest expense	(1.4)	(1.6)	(0.2)	(13.3)
Net interest income	27.0	9.5	17.4	182.7
Total (provisions) / reversals, net	(0.4)	(0.7)	(0.3)	(47.7)
Total fees and other services income, net	208.6	203.3	5.4	2.7
Total other operating income	4.9	3.7	1.1	30.1
Total operating income	240.1	215.8	24.3	11.3
Total operating expenses	(87.1)	(98.6)	(11.5)	(11.7)
Net operating income	153.0	117.2	35.8	30.6
Total non-operating income (expense), net	9.1	3.0	6.1	204.8
Income before income tax expense and non-controlling interest	162.1	120.2	41.9	34.9
Income tax expense	(56.3)	(44.2)	12.1	27.3
Non-controlling interest	(0.1)	(0.1)	0.0	42.8
Net income	105.7	75.9	29.8	39.3

Porvenir’s net income increased by 39.3%, or Ps 29.8 billion, to Ps 105.7 billion for the six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011. This increase was mainly due to an increase of Ps 17.4 billion in net interest income, an increase of Ps 5.4 billion in total fees and other services income, net, an increase of Ps 6.1 billion in total non-operating income (expense), net and a decrease in total operating expenses of Ps 11.5 billion, all partially offset by an increase of Ps 12.1 billion in income tax expense.

Total fees and other services income

Total net fees and other services income consist primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased by Ps 5.4 billion, or 2.7%, to Ps 208.6 billion in the six-month period ended June 30, 2012 versus the six-month period ended June 30, 2011, driven primarily by the increase in the revenues received from the administration of mandatory pension funds, which rose by Ps 3.0 billion, from Ps 146.9 billion in the six-month period ended June 30, 2011 to Ps 149.9 billion in the six-month period ended June 30, 2012, due to a 9.9% increase in the average number of contributors and a 4.8% increase in the average wage earned per contributor to Ps 1.2 million.

Also contributing to the increase in fee income was a Ps 2.0 billion increase in fees from severance fund management, which rose from Ps 30.6 billion in the six-month period ended June 30, 2011 to Ps 32.6 billion in the six-month period ended June 30, 2012. This increase was mainly due to the migration of assets from the short-term portfolio to the long-term portfolio and the rise in the assets under management in the severance fund, which increased by 5.1% in the same period of time.

Revenue associated with the management of voluntary pension funds decrease by Ps 0.4 billion from Ps 23.5 billion in the six-month period ended June 30, 2011 to Ps 23.1 billion in the six-month period ended June 30, 2012.

Third-party liability pension funds increased by Ps 8.6 billion from Ps 7.5 billion in the six-month period ended June 30, 2011 to Ps 16.1 billion in the six-month period ended June 30, 2012. This increase was mainly due to an increase in the commissions earned from the third-party liability pension funds that depend on the rate of return of the portfolios as prevailing local and global market conditions during the first six months of 2012 were more favorable than market conditions during the first six months of 2011.

Other fees associated with pension fund administration, such as non-contributor affiliate fees and transfer fees, increased by Ps 3.4 billion from Ps 10.5 billion for the six-month period ended June 30, 2011 to Ps 13.9 billion for the six-month period ended June 30, 2012. Non-contributor affiliate fees are charged on income from the managed funds. Because returns on funds were higher in 2012 than in 2011 the fees charged were higher in 2012 than in 2011.

Commissions from banking services, consisting primarily of fees charged to customers for the processing of information and the early withdrawal of pensions, decreased by Ps 7.4 billion to Ps 0.2 billion in the six-month period ended June 30, 2012. This decrease was due to a reclassification of income from Gestión y Contacto S.A., which was included as commissions from banking services for the six-month period ended June 30, 2011 and is classified as “other operating income” for the six-month period ended June 30, 2012.

Fees and other service expenses increased by Ps 4.1 billion, from Ps 24.1 billion for the six-month period ended June 30, 2011 to Ps 28.2 billion for the six-month period ended June 30, 2012 mainly due to the increase in securities custody fees caused by the entrance of new Third-party liability pension fund portfolios (Ecopetrol with over Ps 2,500 billion in assets under management) during the second six months of 2011.

Net interest income

Net interest income increased by Ps 17.4 billion to Ps 27.0 billion in the six-month period ended June 30, 2012. This increase was primarily due to an increase in the rate of return of Porvenir’s mandatory investment in its stability reserve as prevailing market conditions during 2011 were not particularly favorable in the local and global equity markets. Porvenir’s rate of return on its investment portfolio increased from 2.9% in the six-month period ended June 30, 2011 to 7.4% in the six-month period ended June 30, 2012. Also contributing to the increase on interest on investment securities was the average volume of the investment portfolio, which grew by 13.4% from Ps 657.3 billion at June 30, 2011 to Ps 745.4 billion at June 30, 2012.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(39.4)	(38.3)	1.2	3.0
Bonus plan payments	(1.3)	(1.1)	0.2	21.4
Termination payments	(0.0)	(0.0)	(0.0)	–
Administrative and other expenses	(43.0)	(55.1)	(12.0)	(21.9)
Deposit security, net	–	–	–	–
Charitable and other donation expenses	(0.0)	(1.0)	(1.0)	(97.8)
Depreciation	(3.3)	(3.2)	0.2	4.8
Goodwill amortization	–	–	–	–
Total operating expenses	(87.1)	(98.6)	(11.5)	(11.7)

Porvenir’s total operating expenses in the six-month period ended June 30, 2012 decreased by 11.7%, or Ps 11.5 billion, to Ps 87.1 billion. Ps 7.9 billion of such decrease was primarily to the reclassification of Gestión y Contacto, a non-financial consolidated subsidiary of Porvenir. Since January 1, 2012, Gestión y Contacto’s net operating results are included within the total other operating income line item.

Administrative and other expenses decreased from Ps 55.1 billion for the six-month period ended June 30, 2011 to Ps 43.0 billion for the six-month period ended June 30, 2012. Ps 6.1 billion of such decrease is due to the reclassification described above, and Ps 5.9 billion of the decrease is due to the fact that 100% of the equity tax was recorded in the income statement during 2011, and thus did not impact the income statement during 2012.

Porvenir’s efficiency ratio in the six-month period ended June 30, 2012 improved in comparison to the same period in 2011, decreasing from 44.1% to 34.9% as a result of both an increase in the operating margin before provisions and a decrease in operating expenses.

Other operating income

Total other operating income for the six-month period ended June 30, 2012 increased by Ps 1.1 billion from Ps 3.7 billion in the six-month period ended June 30, 2011 to Ps 4.9 billion. This increase was primarily due to the inclusion of Ps 3.4 billion of net income generated from Gestión y Contacto, a non-financial sector subsidiary, which prior to January 1, 2012, was treated as a consolidated entity in Porvenir’s results, and an increase of Ps 0.2 billion in “other” income, which was partially offset by a decrease of Ps 2.5 billion in income generated in the foreign currency and derivative operations.

Non-operating income (expense, net)

Total non-operating income (expense), net includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense), net in the six-month period ended June 30, 2012 increased by Ps 6.1 billion from Ps 3.0 billion in the six-month period ended June 30, 2011 to Ps 9.1 billion. This increase was mainly due to a recovery resulting from an insurance claim.

Income tax expense

Income tax expense increased by 27.3% to Ps 56.3 billion for the six-month period ended June 30, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest. Porvenir’s effective tax rate, calculated before non-controlling interest, decreased from 36.8% for the six-month period ended June 30, 2011 to 34.7% for the six-month period ended June 30, 2012, primarily due to the impact of the equity tax during 2011, a non-deductible expense and recorded under the administrative and other expenses line item.

LB Panama

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	746.4	685.5	60.9	8.9
Total interest expense	(186.6)	(167.6)	19.0	11.3
Net interest income	559.8	517.9	41.9	8.1
Total (provisions) / reversals, net	(46.8)	(82.1)	(35.3)	(43.0)
Total fees and other services income, net	308.7	296.7	12.0	4.0
Total other operating income	40.7	37.4	3.3	8.8
Total operating income	862.4	770.0	92.4	12.0
Total operating expenses	(557.3)	(539.8)	17.4	3.2
Net operating income	305.1	230.1	74.9	32.6
Total non-operating income (expense), net	(0.9)	(8.9)	8.0	90.2
Income before income tax expense and non-controlling interest	304.2	221.3	82.9	37.5
Income tax expense	(94.3)	(60.6)	33.7	55.7
Income before non-controlling interest	209.9	160.7	49.2	30.6
Non-controlling interest	(0.0)	(0.1)	(0.1)	(58.8)
Net income attributable to shareholders	209.9	160.6	49.3	30.7

LB Panama’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results, which have been consolidated into LB Panama’s results since December 1, 2010. As of June 30, 2012, LB Panama had Ps 1,828.0 billion of goodwill associated with the BAC Credomatic acquisition and Ps 481.8 billion of indebtedness incurred to partly finance the BAC Credomatic acquisition. Goodwill amortization and interest expense associated with the BAC Credomatic acquisition for the six-month period ended June 30, 2012 were Ps 27.0 billion and Ps 10.6 billion, respectively, compared to Ps 29.7 billion and Ps 9.6 billion, respectively, for the six-month ended June 30, 2011.

LB Panama’s net income attributable to its shareholders in the six-month period ended June 30, 2012 increased by Ps 49.3 billion to Ps 209.9 billion mainly due to an increase in net interest income, a decrease in total net provisions, an increase in total fees and income from services, net, and an increase in total non-operating income. Partially offsetting these increases was an increase in total operating expenses and an increase in income tax expense.

Net interest income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	690.4	638.9	51.5	8.1
Interest on investment securities	31.0	25.7	5.3	20.4
Interbank and overnight funds	14.8	11.7	3.1	26.2
Financial leases	10.1	9.1	1.1	11.6
Total interest income	746.4	685.5	60.9	8.9
Interest expense:
Checking accounts	(15.4)	(15.3)	0.2	1.1
Time deposits	(90.4)	(84.9)	5.5	6.4
Savings deposits	(14.6)	(16.3)	(1.7)	(10.3)
Total interest expense from deposits	(120.4)	(116.5)	3.9	3.4
Borrowing from banks and others	(53.0)	(38.7)	14.3	36.9
Interbank and overnight funds (expenses)	(3.0)	(3.1)	(0.1)	(3.0)
Long-term debt (bonds)	(10.1)	(9.3)	0.9	9.3
Total interest expense	(186.6)	(167.6)	19.0	11.3
Net interest income	559.8	517.9	41.9	8.1

LB Panama’s net interest income increased by 8.1%, or Ps 41.9 billion, from Ps 517.9 billion in the six-month period ended June 30, 2011 to Ps 559.8 billion in the six-month period ended June 30, 2012. This increase was primarily driven by a Ps 60.9 billion increase in total interest income, of which Ps 52.6 billion was attributable to an increase in interest income from loans and financial leases and which was partially offset by a 11.3%, or Ps 19.0 billion, increase in total interest expense.

Interest income from loans and financial leases increased by 8.1%, or Ps 52.6 billion, to Ps 700.6 billion for the six-month period ended June 30, 2012. LB Panama’s average loans and financial lease portfolio grew by 13.0%, or Ps 1,261.5 billion, to Ps 10,942.1 billion, resulting in a Ps 80.8 billion increase in interest income from loans and financial leases. Partially offsetting this increase was the decrease in average yield from 13.4% for the six-month period ended June 30, 2011 to 12.8% for the six-month period ended June 30, 2012, which resulted in a Ps 28.2 billion decrease in interest income from loans and financial leases. The change in the average yield was the result of a change in the mix in the loan and financial lease portfolio. Commercial loans as a proportion of total gross loans increased from 30.0% as of June 30, 2011 to 33.4% as of June 30, 2012. Consumer and mortgage loans as an aggregate proportion of total gross loans decreased from 67.9% as of June 30, 2011 to 64.5% as of June 30, 2012.

Interest income from investment securities increased by Ps 5.3 billion to Ps 31.0 billion for the six-month period ended June 30, 2012. The fixed income portfolio generated Ps 29.1 billion of interest income from investment securities, accounting for 93.9% of LB Panama’s earnings on investment securities for the six-month period ended June 30, 2012. This result was 13.1% higher than the Ps 25.7 billion of interest income generated by fixed income securities for the six-month period ended June 30, 2011. LB Panama’s equity portfolio generated the remaining Ps 1.9 billion, or 6.1%, of income from investment securities for the six-month period ended June 30, 2012.

Interest income from interbank and overnight funds increased by Ps 3.1 billion from Ps 11.7 billion for the six-month period ended June 30, 2011 to Ps 14.8 billion for the six-month period ended June 30, 2012. The increase in interest income was mainly driven by an increase in the average rate on interbank and overnight funds from 2.1% for the six-month period ended June 30, 2011 to 3.2% for the six-month period ended June 30, 2012.

Primarily as a result of the decrease in the average yield on the loan and financial lease portfolio, the average yield earned on interest-earning assets decreased from 11.3% for the six-month period ended June 30, 2011 to 11.2% for the six-month period ended June 30, 2011.

Total interest expense increased by 11.3%, or Ps 19.0 billion, to Ps 186.6 billion for the six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011. This increase was mainly driven by a Ps 14.3 billion increase in interest expense on borrowings from banks and others and a Ps 5.5 billion increase in interest expense on time deposits.

The increase in interest expense on borrowings from banks and others of Ps 14.3 billion was driven by an increase in the average balance of borrowings from banks and others from Ps 2,183.6 billion to Ps 2,834.3 billion and an increase in the average interest rate paid which increased from 3.5% for the six-month period ended June 30, 2011 to 3.7% for the six-month period ended June 30, 2012. The increase in the average balance of borrowings from banks and others contributed with an increase of Ps 12.2 billion in interest expense. The increase in the cost of these funds contributed with an increase of Ps 2.1 billion in interest expense.

The Ps 5.5 billion increase in interest expense on time deposits was driven by an increase in the average balance of time deposits from Ps 4,060.5 billion for the six-month period ended June 30, 2011 to Ps 4,295.3 billion for the six-month period ended June 30, 2012, which contributed with an increase of Ps 4.9 billion in interest expense, and an increase in the average interest rate paid which increased from 4.18% for the six-month period ended June 30, 2011 to 4.21% for the six-month period ended June 30, 2012 which resulted in a Ps 0.5 billion increase in interest expense.

Interest expense on checking accounts increased by Ps 0.2 billion to Ps 15.4 billion for the six-month period ended June 30, 2012. This increase was mainly driven by an increase in the average balance of checking accounts from Ps 4,173.0 billion for the six-month period to Ps 4,359.9 billion for the six-month period ended June 30, 2012, which contributed with an increase of Ps 0.7 billion in interest expense. Partially offsetting this increase was the decrease in the average interest rate paid which decreased from 0.73% for the six-month period ended June 30, 2011 to 0.71% for the six-month period ended June 30, 2012, which resulted in a Ps 0.5 billion decrease in interest expense.

Interest expense on savings deposits decreased by Ps 1.7 billion to Ps 14.6 billion for the six-month period ended June 30, 2012. This decrease was mainly driven by a decrease in the average rate paid which decreased from 1.5% for the six-month period ended June 30, 2011 to 1.2% for the six-month period ended June 30, 2012, which resulted in a Ps 3.0 decrease in interest expense. Partially offsetting this decrease was an increase in the average balance of savings deposits from Ps 2,158.6 billion for the six-month period to Ps 2,379.1 billion for the six-month period ended June 30, 2012, which contributed with an increase of Ps 1.4 billion in interest expense.

The average rate paid on interest-bearing liabilities remained basically unchanged at 2.6% for both the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012.

Average total interest-earning assets for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011 increased by 10.2% or Ps 1,240.5 billion, and net interest income between the same periods increased by 8.1% This resulted in a decrease of the net interest margin from 8.6% for the six-month period ended June 30, 2011 to 8.4% for the six-month period ended June 30, 2012. Showing a similar tendency, the interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 11.1% to 10.6%. This decrease is due to the change in the mix of the loan and financial lease portfolio described above.

Provisions

Total net provisions decreased by Ps 35.3 billion to Ps 46.8 billion for the six-month period ended June 31, 2012, driven primarily by a Ps 39.0 billion decrease in net provisions for loans and financial leases to Ps 47.1 billion.

The decrease in the net provision for loan and financial lease losses was explained by adjustments made to comply with Colombian Superintendency of Finance provision standards: (i) a Ps 15.4 billion of additional provision made during the six-month period ended June 30, 2011 and (ii) a Ps 24.1 billion reversal of provisions associated an increase in the quality of the loan and financial lease portfolio for the six-month period ended June 30, 2012.

LB Panama’s past due loans and financial leases decreased by 6.9% between June 30, 2011 and June 30, 2012, while total loans increased in the same period of time by 18.0%. LB Panama’s delinquency ratio improved from 3.2% as of June 30, 2011 to 2.5% as of June 30, 2012. This improvement was primarily a result of lower delinquency ratio in consumer loans from 4.0% to 3.1% and a lower delinquency ratio in commercial loans from 2.7% to 1.9%.

Charge-offs decreased from Ps 74.5 billion for the six-month period ended June 30, 2011 to Ps 57.9 billion for the six-month period ended June 30, 2012 due to an improvement in the quality of LB Panama’s loan and financial lease portfolio. LB Panama’s charge-offs to average loans and financial leases ratio decreased from an annualized 1.5% for the six-month period ended June 30, 2011 to 1.0% for the six-month period ended June 30, 2012. Since LB Panama’s net provisions for loan and financial lease losses decreased more than its charge-offs, the allowance for loan and financial lease losses decreased from Ps 199.9 billion as of June 30, 2011 to Ps 185.4 billion as of June 30, 2012. LB Panama’s coverage ratio over its past due loans remained basically unchanged decreasing from 64.1% as of June 30, 2011 to 63.9% as of June 30, 2012.

Net provisions for accrued interest and other receivables decreased by Ps 1.1 billion to a net expense of Ps 0.3 billion as of June 30, 2012 from Ps 1.4 billion as of June 30, 2011.

Net provisions for foreclosed assets and other assets increased by Ps 6.2 billion to a net expense of Ps 0.8 billion as of June 30, 2012 from a net recovery of Ps 5.4 billion as of June 30, 2011 due to a combination of lesser reversals of provisions of Ps 8.5 billion and lesser provision expense of Ps 2.3 billion.

The recovery of charged-off assets increased between the six-month periods ended June 30, 2011 and the six-month period ended June 30, 2012 by Ps 1.4 billion to Ps 1.4 billion.

Total fees and other services income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	209.0	207.9	1.1	0.5
Branch network services	–	–	–	–
Credit card merchant fees	91.5	87.3	4.3	4.9
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	5.3	–	5.3	–
Other	27.6	31.7	(4.1)	(13.0)
Total fees and other services income	333.5	326.9	6.6	2.0
Fees and other services expenses	(24.9)	(30.2)	(5.3)	(17.7)
Total fees and other services income, net	308.7	296.7	12.0	4.0

Total net fees and other services income increased by 4.0%, or Ps 12.0 billion to Ps 308.7 billion in the six-month period ended June 30, 2012. Total fees and other services income increased by Ps 6.6 billion mainly as a result higher credit card merchant fees of Ps 4.3 billion, higher commissions from banking services of Ps 1.1 billion, and higher pension plan administration fees of Ps 0.7 billion (pension plan administration fees for the six-month period ended June 30, 2011 were recorded under the “other” commission line item and represented Ps 4.6 billion). Also contributing to the increase total net fees and other services income was a Ps 5.3 billion decrease in fees and other service expenses.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	40.6	39.0	1.6	4.0
Gains on derivative operations, net	(0.0)	(1.7)	1.7	98.1
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	–	–	–	–
Other	0.2	0.2	0.0	0.2
Other operating income	40.7	37.4	3.3	8.8

Total other operating income, net increased by Ps 3.3 billion to Ps 40.7 billion in the six-month period ended June 30, 2012 due primarily to a Ps 3.3 billion increase associated with foreign exchange gains (losses), net. In the ordinary course of business, LB Panama enters into forward contracts and other derivative transactions in foreign currency through its treasury department almost entirely for hedging purposes and on behalf of clients.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(234.2)	(220.4)	13.8	6.3
Bonus plan payments	(30.1)	(27.7)	2.4	8.6
Termination payments	(6.7)	(8.2)	(1.5)	(17.8)
Administrative and other expenses	(226.5)	(220.2)	6.3	2.9
Deposit security, net	(4.4)	(4.3)	0.2	3.8
Charitable and other donation expenses	(1.0)	(0.6)	0.4	71.4
Depreciation	(27.3)	(28.8)	(1.5)	(5.2)
Goodwill amortization	(27.0)	(29.7)	(2.7)	(9.0)
Total operating expenses	(557.3)	(539.8)	17.4	3.2

Total operating expenses increased by 3.2%, or Ps 17.4 billion, to Ps 557.3 billion in the six-month period ended June 30, 2012. The increase is mainly due to a Ps 13.8 billion increase to Ps 234.2 billion in salaries and employee benefits and to a Ps 6.3 billion increase to Ps 226.5 billion in administrative and other expenses. LB Panama’s number of employees increased from 15,268 for the six-month period ended June 30, 2011 to 16,001 for the six-month period ended June 30, 2012, on a per capital basis salaries and employee benefits increases by 1.4%. LB Panama’s efficiency ratio for the six-month period ended June 30, 2012 was 55.3%, which improved from the 56.5% ratio for the six-month period ended June 30, 2011.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 8.0 billion to a net expense Ps 0.9 billion for the six-month period ended June 30, 2012. This increase is due to a Ps 4.9 billion gain from the U.S. dollar (reporting currency of BAC Credomatic operations) to Colombian Peso conversion, and to adjustments made to reconcile to Colombian Banking GAAP accounting standards.

Income tax expense

Income tax expense for LB Panama increased by Ps 33.7 billion to Ps 94.3 billion for the six-month period ended June 30, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest. LB Panama’s effective tax rate, calculated before non-controlling interest, increased from 27.4% for the six-month period ended June 30, 2011 to 31.0% for the six-month period ended June 30, 2012. This increase was mainly due to differences in the reconciliation of U.S. GAAP to Colombian Banking GAAP accounting standards impacting the income before income tax expense and non-controlling interest, and deferred taxes calculations, as described below.

During the first six-month period ended June 30, 2011, LB Panama recorded a Ps 53.4 billion provision due to the reconciliation to Colombian Banking GAAP from U.S. GAAP. This increase in the loan provision resulted in a decrease of Ps 16.5 billion in income tax expense for the six-month period ended June 30, 2011. LB Panama’s income tax expense increased by Ps 10.7 billion in the six-month period ended June 30, 2012 due to an improvement in the credit quality of LB Panama’s loans, which resulted in an increase in the tax expense recorded under Colombian Banking GAAP (but which did not affect the amounts paid).

Non-controlling interest

LB Panama’s non-controlling interest is not material. It totaled Ps 0.04 billion for the six-month period ended June 30, 2012.

Banco de Occidente

Net income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	970.9	741.7	229.2	30.9
Total interest expense	(362.3)	(224.8)	137.5	61.2
Net interest income	608.5	516.9	91.6	17.7
Total (provisions) / reversals, net	(109.3)	(90.1)	19.2	21.3
Total fees and other services income, net	114.7	100.2	14.5	14.5
Total other operating income	158.7	156.1	2.6	1.6
Total operating income	772.7	683.2	89.5	13.1
Total operating expenses	(451.5)	(408.8)	42.7	10.4
Net operating income	321.3	274.4	46.9	17.1
Total non-operating income (expense), net	8.1	8.4	(0.3)	(3.5)
Income before income tax expense and non-controlling interest	329.3	282.8	46.6	16.5
Income tax expense	(103.5)	(74.1)	29.4	39.6
Income before non-controlling interest	225.9	208.7	17.2	8.2
Non-controlling interest	(0.9)	(0.9)	(0.1)	(7.7)
Net income attributable to shareholders	225.0	207.7	17.3	8.3

Banco de Occidente’s net income attributable to its shareholders increased by 8.3%, or Ps 17.3 billion, to Ps 225.0 billion for the six-month period ended June 30, 2012. This increase was primarily due to an increase in net interest income, an increase in total fees and other services income and an increase in total other operating income, offset in part by an increase total operating expenses, an increase in total net provisions and an increase in income tax expense.

Net interest income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	665.0	490.9	174.1	35.5
Interest on investment securities	83.6	97.3	(13.7)	(14.1)
Interbank and overnight funds	25.4	13.8	11.6	84.5
Financial leases	196.8	139.7	57.1	40.9
Total interest income	970.9	741.7	229.2	30.9

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest expense:
Checking accounts	(4.3)	(3.3)	1.0	31.3
Time deposits	(94.2)	(50.1)	44.1	87.9
Savings deposits	(136.4)	(76.4)	59.9	78.4
Total interest expense on deposits	(234.9)	(129.8)	105.1	80.9
Borrowing from banks and others	(39.0)	(34.5)	4.5	13.1
Interbank and overnight funds (expenses)	(8.4)	(5.3)	3.1	57.8
Long-term debt (bonds)	(80.0)	(55.1)	24.9	45.1
Total interest expense	(362.3)	(224.8)	137.5	61.2
Net interest income	608.5	516.9	91.6	17.7

Banco de Occidente’s net interest income grew by 17.7%, or Ps 91.6 billion, from Ps 516.9 billion for the six-month period ended June 30, 2011 to Ps 608.5 billion for the six-month period ended June 30, 2012. This increase was driven primarily by a Ps 229.2 billion increase in total interest income, Ps 231.2 billion of which was attributable to an increase in interest income from loans and financial leases and which was partially offset by an increase in total interest expense of Ps 137.5 billion.

Interest income from loans and financial leases increased by 36.7%, or Ps 231.2 billion, to Ps 861.8 billion for the six-month period ended June 30, 2012. Banco de Occidente’s average loans and financial lease portfolio grew by 21.0%, or Ps 2,574.4 billion, to Ps 14,813.4 billion, resulting in a Ps 150.8 billion increase in interest income from loans and financial leases. Also contributing to the increase in interest income from loans and financial leases was the increase in the average yield from 10.3% for the six-month period ended June 30, 2011 to 11.6% for the six-month period ended June 30, 2012, which resulted in a Ps 80.4 billion increase in interest income from loans and financial leases, reflecting an increasing interest-rate environment.

Interest income from investment securities decreased by Ps 13.7 billion to Ps 83.6 billion for the six-month period ended June 30, 2012. The fixed income portfolio generated all of the interest income from investment securities for the six-month period ended June 30, 2012. This result was 14.1% lower than the Ps 97.3 billion of interest income generated by the fixed income securities portfolio for the six-month period ended June 30, 2011 mainly due to a decrease in the average balance of fixed income securities.

Interest income from interbank and overnight funds increased by Ps 11.6 billion to Ps 25.4 billion for the six-month period ended June 30, 2012. The increase in the average balance of interbank and overnight funds as compared to the six-month period ended June 30, 2011, contributed with Ps 9.4 billion of the increase while the change in the average yield contributed with Ps 2.3 billion.

The average yield earned on interest-earning assets increased from 8.7% for the six-month period ended June 30, 2011 to 9.9% for the six-month period ended June 30, 2011, primarily as a result of the increases in the yield of the loan portfolio.

The 61.2%, or Ps 137.5 billion, increase in total interest expense to Ps 362.3 billion for the six-month period ended June 30, 2012 as compared to the six-month period result as of June 30, 2011 partially offset the increase in total interest income. This increase was mainly driven by a Ps 59.9 billion increase in savings deposits’ interest expense, a Ps 44.1 billion increase in time deposits’ interest expense and a Ps 24.9 billion increase in long-term debt’s interest expense.

The increase in interest expense on saving deposits of Ps 59.9 billion was driven by an increase in the average interest rate paid which increased from 2.9% for the six-month period ended June 30, 2011 to 4.3% for the six-month period ended June 30, 2012 and an increase in the average balance of saving deposits from Ps 5,198.2 billion to Ps 6,328.3 billion. The increase of 137 basis points in the average interest rate, which contributed to an increase of Ps 35.7 billion in interest expense, generally followed the increase in the average DTF rate from 3.68% for the six-month period in June 30, 2011 to 5.32% for the six-month period ended June 30, 2012. The increase in the average balance of saving deposits contributed Ps 24.2 billion to the increase in interest expense.

The Ps 44.1 billion increase in interest expense on time deposits was driven by an increase in the average balance of time deposits from Ps 2,608.3 billion for the six-month period ended June 30, 2011 to Ps 3,664.7 billion for the six-month period ended June 30, 2012, which contributed with an increase of Ps 29.7 billion in interest expense, and an increase in the average interest rate paid which increased from 3.8% for the six-month period ended June 30, 2011 to 5.1% for the six-month period ended June 30, 2012. The 130 basis points increase in the average interest rate paid was, as in the case of savings deposits, consistent with an increasing interest-rate environment and resulted in a Ps 14.4 billion increase in interest expense.

The increase in interest expense on long-term debt of Ps 24.9 was driven by a 32.8%, or Ps 513.8 billion, increase in the average balance of long-term debt to Ps 2,080.0 billion for the six-month period ended June 30, 2012, which resulted in a Ps 19.8 billion increase in interest expense and a 65 basis points increase in the nominal interest rate paid from 7.0% for the period ended June 30, 2011 to 7.7% for the period ended June 30, 2012, and resulted in a Ps 5.1 billion increase in interest expense. The increase in the interest rate paid was consistent with an increasing interest-rate environment.

The average rate paid on interest-bearing liabilities increased from 3.8% for the six-month period ended June 30, 2011 to 5.0% for the six-month period ended June 30, 2011.

The average total interest-earning assets for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011 increased by 13.9% or Ps 2,387.0 billion, and net interest income between the same periods increased by 17.7%, which resulted in an increase in the net interest margin from 6.0% for the six-month period ended June 30, 2011 to 6.2% for the six-month period ended June 30, 2012. The interest spread between the average rate on loans and financial leases and the average rate paid on deposits remained basically unchanged at 7.2%.

Provisions

Total net provisions increased by Ps 19.2 billion to Ps 109.3 billion for the six-month period ended June 31, 2012, driven primarily by a Ps 10.6 billion increase in net provisions for loans and financial leases to Ps 114.8 billion and a Ps 7.4 billion decrease in recovery of charged-off assets.

The increase in the net provision for loan and financial lease losses was driven by an increase in the average volume of loans and financial leases and was not due to a decrease in credit quality. Banco de Occidente’s past due loans increased by 6.3% from June 30, 2011 to June 30, 2012, while total loans increased in the same period of time by 17.3%. The bank’s delinquency ratio improved from 2.9% as of June 30, 2011 to 2.6% as of June 30, 2012. This improvement was primarily a result of a lower delinquency ratio in commercial loans from 1.8% to 1.5% at June 30, 2011 and 2012 and a lower delinquency ratio in financial leases from 4.1% to 3.4% at June 30, 2011 and 2012.

Charge-offs decreased from Ps 86.5 billion for the six-month period ended June 30, 2011 to Ps 81.5 billion for the six-month period ended June 30, 2012. Banco de Occidente’s charge-offs to average balance of loans and financial leases ratio decreased from an annualized 1.4% for the six-month period ended June 30, 2011 to 1.1% for the six-month period ended June 30, 2012. Since Banco de Occidente’s net provisions for loan and financial lease losses increased and its charge-offs decreased, the allowance for loan and financial lease losses increased from Ps 554.5 billion as of June 30, 2011 to Ps 606.9 billion as of June 30, 2012. Banco de Occidente’s coverage ratio over its past due loans increased from 144.6% as of June 30, 2011 to 148.8% as of June 30, 2012.

Net provisions for accrued interest and other receivables increased by Ps 2.7 billion to a net expense of Ps 14.9 billion for the six-month period ended June 30, 2012 from Ps 12.2 billion for the same period in 2011 due to a combination of higher provision expense of Ps 3.3 billion offset by higher reversals of provisions of Ps 0.6 billion. This increase in net provision expense is mainly attributable to an increase in the balance of accrued interest and other receivables.

Net provisions for foreclosed assets and other assets decreased by Ps 1.5 billion to a net expense of Ps 1.2 billion for the six-month period ended June 30, 2012 from a net expense of Ps 2.7 billion for the same period in 2011 due to a combination of lesser provision expense of Ps 3.2 billion offset by lesser reversals of provisions of Ps 1.7 billion.

The recovery of charged-off assets decreased between the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012 by Ps 7.4 billion to Ps 21.7 billion due to a decrease in the volume of charged-off loans and financial leases subject to recovery.

Total fees and other services income, net

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	83.8	67.5	16.3	24.2
Branch network services	–	–	–	–
Credit card merchant fees	37.1	37.9	(0.8)	(2.0)
Checking fees	11.1	11.9	(0.8)	(6.6)
Warehouse services	–	–	–	–
Fiduciary activities	22.4	19.0	3.4	18.0
Pension plan administration	–	–	–	–
Others	15.3	14.4	0.9	6.0
Total fees and other services income	169.7	150.7	19.1	12.6
Fees and other services expenses	(55.0)	(50.4)	4.6	9.1
Total fees and other services income, net	114.7	100.2	14.5	14.5

Total net fees and other services income increased by Ps 14.5 billion to Ps 114.7 billion for the six-month period ended June 30, 2012. This increase was primarily due to a Ps 16.3 billion increase in commissions from banking services to Ps 83.8 billion, mainly as a result of Banco de Occidente’s organic growth and higher commissions charged on different products such as management fees, and a Ps 3.4 billion increase in fiduciary activities to Ps 22.4 billion. Partially offsetting these increases was the Ps 4.6 billion increase in fees and other services expenses to Ps 55.0 billion for the six-month period ended June 30, 2012.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	2.3	0.3	2.0	(568.2)
Gains on derivative operations, net	14.9	12.1	2.8	22.8
Gains on sales of investments in equity securities, net	-	3.7	(3.7)	(100.0)
Income from non-financial sector, net	0.9	1.1	(0.2)	(14.8)
Dividend income	59.9	62.7	(2.8)	(4.5)
Other	80.7	76.2	4.5	5.9
Total other operating income	158.7	156.1	2.6	1.6

Total other operating income increased by 1.6%, or Ps 2.6 billion, to Ps 158.7 billion for the six-month period ended June 30, 2012. This increase was primarily a result of a Ps 4.8 billion increase in net foreign exchange and derivative operations and a Ps 4.5 billion increase in “other” income (due to higher income from operating leases), partially offset by a Ps 3.7 billion decrease in net gains on sales of investments in equity securities (mainly due to a Ps 3.7 billion gain on the sale of its investment in Visa for the six-month period ended June 30, 2011) and a Ps 2.8 billion decrease in dividend income (mainly driven by a Ps 1.9 billion decrease in dividends received from Porvenir).

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(161.0)	(144.0)	17.0	11.8
Bonus plan payments	(9.9)	(10.7)	(0.8)	(7.7)
Termination payments	(2.1)	(1.9)	0.2	9.9
Administrative and other expenses	(193.9)	(175.4)	18.4	10.5
Deposit security, net	(19.2)	(16.5)	2.8	16.8
Charitable and other donation expenses	(1.4)	(3.1)	(1.7)	(54.9)
Depreciation	(63.3)	(56.5)	6.8	12.0
Goodwill amortization	(0.7)	(0.7)	0.0	6.5
Total operating expenses	(451.5)	(408.8)	42.7	10.4
Total operating expenses increased by 10.4%, or Ps 42.7 billion, to Ps 451.5 billion for the six-month period ended June 30, 2012 primarily due to a Ps 18.4 billion increase in administrative and other expenses, to Ps 193.9 billion, principally driven by the organic growth of the business and managing Banco de Occidente’s larger loan and financial lease portfolio. Salaries and employee benefits increased by Ps 17.0 billion or 11.8% to Ps 161.0 billion, which was partially explained by the increase in headcount from 8,693 at June 30, 2011 to 10,224 at June 30, 2012. On a per capita basis, salaries and employee benefits decreased by 5.0%. Depreciation expense increased by Ps 6.8 billion to Ps 63.3 billion explained by Ps 6.7 billion increase in depreciations from operating leases. Banco de Occidente’s efficiency ratio improved from 45.5% at June 30, 2011 to 43.9% at June 30, 2012. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 4.1% for the six-month period ended June 30, 2011 to 4.0% for the six-month period ended June 30, 2012.

Non-operating income (expense)

Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment and other assets and income slightly decreased to Ps 8.1 billion for the six-month period ended June 30, 2012, from a total net non-operating income of Ps 8.4 billion for the six-month period ended June 30, 2011.

Income tax expense

Income tax expense for Banco de Occidente increased by Ps 29.4 billion to Ps 103.5 billion for the six-month period ended June 30, 2012. This increase was primarily due to higher income before income tax expense and non-controlling interest and a Ps 15.2 billion adjustment to previous years’ tax provisions from the merger with Leasing de Occidente. Banco de Occidente’s effective tax rate, calculated before non-controlling interest, increased from 26.2% for the six-month period ended June 20, 2011 to 31.4% for the six-month period ended June 30, 2012.

Non-controlling interest

Banco de Occidente’s non-controlling interest decreased by Ps 0.1 billion to Ps 0.9 billion for the six-month period ended June 30, 2012. Non-controlling interest is not a significant contributor to net income for Banco de Occidente, responsible for only 0.4% of net income before non-controlling interest for the six-month period ended June 30, 2012.

Banco Popular

Net income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	792.7	675.4	117.3	17.4
Total interest expense	(273.2)	(178.6)	94.6	53.0
Net interest income	519.5	496.8	22.7	4.6
Total (provisions) / reversals, net	(52.9)	(33.8)	19.1	56.5
Total fees and other services income, net	69.4	73.9	(4.5)	(6.0)
Total other operating income	23.7	23.1	0.6	2.6
Total operating income	559.7	560.0	(0.3)	(0.0)
Total operating expenses	(318.4)	(302.0)	16.4	5.4
Net operating income	241.3	258.0	(16.7)	(6.5)
Total non-operating income (expense), net	32.1	32.8	(0.7)	(2.3)
Income before income tax expense and non-controlling interest	273.4	290.8	(17.4)	(6.0)
Income tax expense	(90.9)	(92.1)	(1.2)	(1.3)
Income before non-controlling interest	182.6	198.8	(16.2)	(8.1)
Non-controlling interest	(2.6)	(2.2)	0.4	16.9
Net income attributable to shareholders	180.0	196.5	(16.6)	(8.4)

Banco Popular’s net income attributable to its shareholders decreased by 8.4% to Ps 180.0 billion for the six-month period ended June 30, 2012. This decrease occurred despite an increase in net interest income of Ps 22.7 billion to Ps 519.5 billion for the six-month period ended June 30, 2012 and was primarily due to an increase in total net provision expense, an increase in total operating expenses and a decrease in total fees and other services income.

Net interest income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	686.9	579.2	107.7	18.6
Interest on investment securities	78.4	77.8	0.6	0.7
Interbank and overnight funds	9.6	3.9	5.8	148.5
Financial leases	17.7	14.4	3.3	22.7
Total interest income	792.7	675.4	117.3	17.4
Interest expense:
Checking accounts	(9.8)	(1.3)	8.5	644.6
Time deposits	(64.1)	(35.7)	28.5	79.7
Savings deposits	(119.5)	(91.1)	28.3	31.1
Total interest expense on deposits	(193.4)	(128.1)	65.3	50.9
Borrowing from banks and others	(17.7)	(5.1)	12.6	244.1
Interbank and overnight funds (expenses)	(3.3)	(2.6)	0.7	26.7
Long-term debt (bonds)	(58.7)	(42.7)	16.0	37.6
Total interest expense	(273.2)	(178.6)	94.6	53.0
Net interest income	519.5	496.8	22.7	4.6

Banco Popular’s net interest income grew by 4.6%, or Ps 22.7 billion, from Ps 496.8 billion for the six-month period ended June 30, 2011 to Ps 519.5 billion for the six-month period ended June 30, 2012. This increase was driven primarily by a Ps 117.3 billion increase in total interest income, Ps 111.0 billion of which was attributable to an increase in interest income from loans and financial leases and which was partially offset by an increase in total interest expense of Ps 94.6 billion.

Interest income from loans and financial leases increased by 18.7%, or Ps 111.0 billion, to Ps 704.7 billion for the six-month period ended June 30, 2012. Banco Popular’s average interest earning loans and financial leases portfolio grew by 17.9%, or Ps 1,582.5 billion, to Ps 10,418.7 billion, resulting in a Ps 109.1 billion increase in interest income from loans and financial leases. Also contributing to the increase in interest income from loans and financial leases was the increase in average yield from 13.4% for the six-month period ended June 30, 2011 to 13.5% for the six-month period ended June 30, 2012, resulted in a Ps 1.8 billion increase in interest income from loans and financial leases.

Interest income from investment securities remained basically unchanged increasing by 0.7% to Ps 78.4 billion for the six-month period ended June 30, 2012. The fixed income portfolio generated Ps 77.6 billion of interest income from investment securities, accounting for 99.0% of Banco Popular’s earnings on investment securities for the six-month period ended June 30, 2012. This interest income was 3.1% higher than the Ps 75.3 billion of income generated by fixed income securities for the six-month period ended June 30, 2011 driven by an increase in the average annualized yield and a decrease in the average fixed income investment securities portfolio. Banco Popular’s equity portfolio generated the remaining Ps 0.8 billion, or 1.0%, of income from investment securities for the six-month period ended June 30, 2012.

Interest income from interbank and overnight funds increased by Ps 5.8 billion to Ps 9.6 billion for the six-month period ended June 30, 2012 mainly driven by an increase in the average balance of interbank and overnight funds as compared to the six-month period ended June 30, 2011.

As a result, the average yield earned on interest-earning assets increased from 11.6% for the six-month period ended June 30, 2011 to 12.1% for the six-month period ended June 30, 2012.

Total interest expense increased by 53.0%, or Ps 94.6 billion, to Ps 273.2 billion for the six-month period ended June 30, 2012 versus the six-month period result as of June 30, 2011. This increase was mainly driven by a Ps 28.5 billion increase in time deposits’ interest expense, a Ps 28.3 billion increase in savings deposits’ interest expense and a Ps 16.0 billion increase in long-term debt’s interest expense.

The Ps 28.5 billion increase in interest expense on time deposits was driven by an increase in the average interest rate paid which increased from 4.4% for the six-month period ended June 30, 2011 to 6.2% for the six-month period ended June 30, 2012 and an increase in the average balance of time deposits from Ps 1,626.3 billion to Ps 2,053.4 billion. The increase of 186 basis points in the cost of these funds, which contributed with an increase of Ps 15.1 billion in interest expense, was mainly a result of an increase of 164 basis points in the average DTF from 3.68% for the six-month period in June 30, 2011 to 5.32% for the six-month period ended June 30, 2012. The increase in the average balance of time deposits contributed with an increase of Ps 13.3 billion in interest expense.

The increase in interest expense on saving deposits of Ps 28.3 billion was driven by an increase in the average interest rate paid which increased from 3.1% for the six-month period ended June 30, 2011 to 4.0% for the six-month period ended June 30, 2012 and an increase in the average balance of saving deposits from Ps 5,871.4 billion to Ps 5,905.4 billion. The increase in the interest rate paid was, as in the case of the time deposits, consistent with an increasing interest-rate environment and resulted in a Ps 27.6 billion increase in interest expense. The increase in the average balance of saving deposits contributed with an increase of Ps 0.7 billion in interest expense.

The Ps 16.0 billion increase in interest expense on long-term debt was driven by a 19.5%, or Ps 269.7 billion, increase in the average balance of long-term debt to Ps 1,655.4 billion for the six-month period ended June 30, 2012, resulted in a Ps 9.6 billion increase in interest expense and a 94 basis points increase in the average interest rate paid from 6.2% for the period ended June 30, 2011 to 7.1% for the period ended June 30, 2012, and resulted in a Ps 6.5 billion increase in interest expense. The increase in the interest rate paid was consistent with an increasing interest-rate environment.

The average rate paid on interest-bearing liabilities increased from 3.8% for the six-month period ended June 30, 2011 to 5.2% for the six-month period ended June 30, 2012.

While average total interest-earning assets for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011 increased by 12.3% or Ps 1,435.4 billion, the increase in net interest income between the same periods was 4.6% affected by the increase in the cost of funding. This resulted in a tightening of the net interest margin from 8.5% for the six-month period ended June 30, 2011 to 7.9% for the six-month period ended June 30, 2012. Showing a similar tendency, the interest spread between the average rate on loans and financial leases and the average rate paid on Deposits decreased from 10.1% to 8.9%.

Provisions

Total net provisions increased by Ps 19.1 billion to Ps 52.9 billion for the six-month period ended June 31, 2012, driven primarily by a Ps 13.0 billion increase in net provisions for loans and financial leases to Ps 56.7 billion. The increase in the net provision for loan and financial lease losses is mainly due to an increase in the average volume of loans and not due to a decrease in the credit quality of the Bank, as Banco Popular’s delinquency ratio slightly deteriorated from 2.30% as of June 30, 2011 to 2.36% as of June 30, 2012. This slight increase in the delinquency ratio was primarily a result of an increase in the delinquency ratio for consumer loans from 2.7% to 3.0%, which was partially offset by a decrease in the delinquency ratio of commercial loans from 1.4% to 1.3%.

Charge-offs showed a slight decrease from Ps 21.7 billion for the six-month period ended June 30, 2011 to Ps 21.5 billion for the six-month period ended June 30, 2012. Banco Popular’s charge-offs to average loans and financial leases ratio decreased from an annualized 0.5% for the six-month period ended June 30, 2011 to 0.4% for the six-month period ended June 30, 2012. Since Banco Popular’s net provisions for loan and financial lease losses increased and its charge-offs decreased, the allowance for loan and financial lease losses increased from Ps 378.9 billion as of June 30, 2011 to Ps 424.0 billion as of June 30, 2012. Banco Popular’s coverage over its past due loans decreased to 161.5% as of June 30, 2012, from 171.6% at June 30, 2011.

Net provisions for accrued interest and other receivables increased by Ps 4.0 billion to a net expense of Ps 2.9 billion as of June 30, 2012 from a net recovery of Ps 1.2 billion as of June 30, 2011 due to a combination of lesser reversals of provisions of Ps 2.6 billion and higher provision expense of Ps 1.4 billion. This increase was mainly driven by an increase in the balance of accrued interest and other receivables.

Net provisions for foreclosed assets and other assets increased by Ps 1.5 billion to a net expense of Ps 1.1 billion as of June 30, 2012 from a net recovery of Ps 0.4 billion as of June 30, 2011 due to a combination of lesser reversals of provisions of Ps 1.6 billion and lesser provision expense of Ps 0.1 billion.

The recovery of charged-off assets decreased between the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012 by Ps 0.6 billion to Ps 7.7 billion.

Total fees and other services income, net

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	39.6	43.0	(3.4)	(7.9)
Branch network services	–	–	–	–
Credit card merchant fees	2.7	2.5	0.3	11.7
Checking fees	1.9	2.0	(0.2)	(7.5)
Warehouse services	28.4	30.0	(1.6)	(5.3)
Fiduciary activities	7.0	5.9	1.1	18.5
Pension plan administration	-	0.5	(0.5)	(100.0)
Others	5.2	5.5	(0.3)	(5.8)
Total fees and other services income	84.9	89.5	(4.6)	(5.2)
Fees and other services expenses	(15.5)	(15.6)	(0.2)	(1.0)
Total fees and other services income, net	69.4	73.9	(4.5)	(6.0)

Total net fees and other services income decreased by 6.0%, or Ps 4.5 billion, to Ps 69.4 billion for the six-month period ended June 30, 2012. This decrease was primarily due to a Ps 3.4 billion decrease in commissions from banking services to Ps 39.6 billion due to lower commissions charged on different products such as management fees, and a Ps 1.6 billion decrease in warehouse services to Ps 28.4 billion.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.0)	(1.9)	0.9	46.1
Gains on derivative operations, net	–	–	–	–
Gains on sales of investments in equity securities, net	(0.0)	(0.0)	0.0	1.4
Income from non-financial sector, net	3.5	3.5	0.0	0.4
Dividend income	15.1	15.2	(0.1)	(0.8)
Other	6.1	6.3	(0.2)	(2.8)
Total other operating income	23.7	23.1	0.6	2.6

Total other operating income increased by 2.6%, or Ps 0.6 billion, to Ps 23.7 billion for the six-month period ended June 30, 2012. This increase was primarily a result of a Ps 0.9 billion decrease in foreign exchange losses.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(126.1)	(121.7)	4.3	3.6
Bonus plan payments	(2.6)	(2.6)	0.0	1.7
Termination payments	(0.1)	(0.1)	0.0	10.2
Administrative and other expenses	(162.4)	(152.5)	9.9	6.5
Deposit security, net	(14.6)	(13.0)	1.6	12.6
Charitable and other donation expenses	(0.7)	(0.7)	0.0	1.9
Depreciation	(11.9)	(11.4)	0.5	4.1
Goodwill amortization	–	–	–	–
Total operating expenses	(318.4)	(302.0)	16.4	5.4

Total operating expenses increased by 5.4% to Ps 318.4 billion for the six-month period ended June 30, 2012 versus the six-month period ended June 30, 2011. Administrative and other expenses increased by Ps 9.9 billion to Ps 162.4 billion, principally driven by the organic growth of the business and managing Banco Popular’s larger loan and financial lease portfolio. Salaries and employee benefits increased by Ps 4.3 billion to Ps 126.1 billion, which was partially explained by the increase in headcount from 6,379 at June 30, 2011 to 6,660 at June 30, 2012. On a per capita basis, salaries and employee benefits decreased by 0.8%. Banco Popular’s efficiency ratio worsened slightly from 48.9% at June 30, 2011 to 50.0% at June 30, 2012. The annualized ratio of operating expenses before depreciation and amortization as a percentage of average earning assets improved from 5.0% for the six-month period ended June 30, 2011 to 4.7% for the six-month period ended June 30, 2012.

Non-operating income (expense)

Total net non-operating income (expense) slightly decreased to Ps 32.1 billion for the six-month period ended June 30, 2012, from a net non-operating income of Ps 32.8 billion for the six-month period ended June 30, 2011.

Income tax expense

Income tax expense for Banco Popular decreased by Ps 1.2 billion to Ps 90.9 billion for the six-month period ended June 30, 2012. This decrease was primarily due to lower income before income tax expense and non-controlling interest. Banco Popular’s effective tax rate, calculated before non-controlling interest, increased from 31.7% for the six-month period ended June 30, 2011 to 33.2% for the six-month period ended June 30, 2012 due to an increase in non-tax deductible expenses and a decrease in non-taxable income.

Non-controlling interest

Banco Popular’s non-controlling interest increased by Ps 0.4 billion to Ps 2.6 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 1.4% of net income before non-controlling interest for the six-month period ended June 30, 2012.

Banco AV Villas

Net income
	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Total interest income	419.3	349.1	70.2	20.1
Total interest expense	(122.8)	(72.9)	50.0	68.6
Net interest income	296.5	276.2	20.2	7.3
Total (provisions) / reversals, net	(41.5)	(29.9)	11.6	38.6
Total fees and other services income, net	77.2	74.2	2.9	4.0
Total other operating income	3.6	2.7	0.9	33.8
Total operating income	335.7	323.2	12.5	3.9
Total operating expenses	(230.5)	(210.1)	20.4	9.7
Net operating income	105.2	113.1	(7.9)	(7.0)
Total non-operating income (expense), net	9.6	(1.6)	11.2	708.0
Income before income tax expense and non-controlling interest	114.8	111.5	3.3	2.9
Income tax expense	(32.9)	(36.0)	(3.0)	(8.4)
Income before non-controlling interest	81.9	75.6	6.3	8.3
Non-controlling interest	(0.3)	(0.3)	(0.1)	(18.6)
Net income attributable to shareholders	81.6	75.3	6.4	8.4

Banco AV Villas’ net income attributable to its shareholders increased by 8.4%, or Ps 6.4 billion, to Ps 81.6 billion for the six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011. The increase was primarily due to an increase in net interest income, in total fees and other service income, net and in non-operating income (expense) net, offset in part by an increase in total net provisions and an increase in operating expenses.

Net interest income
	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Interest income:
Interest on loans	349.7	284.4	65.2	22.9
Interest on investment securities	66.2	62.7	3.5	5.6
Interbank and overnight funds	3.4	2.0	1.4	69.4
Financial leases	–	–	–	–
Total interest income	419.3	349.1	70.2	20.1
Interest expense:
Checking accounts	(0.8)	(0.3)	0.5	191.9
Time deposits	(62.7)	(41.6)	21.1	50.7
Savings deposits	(42.9)	(22.3)	20.6	92.6
Total interest expense from deposits	(106.5)	(64.2)	42.3	65.9
Borrowing from banks and others	(4.0)	(3.0)	1.0	32.7
Interbank and overnight funds (expenses)	(12.4)	(5.7)	6.7	118.1
Long-term debt (bonds)	–	–	–	–
Total interest expense	(122.8)	(72.9)	50.0	68.6
Net interest income	296.5	276.2	20.2	7.3

Banco AV Villas’ net interest income increased by 7.3%, or Ps 20.2 billion, from Ps 276.2 billion for the six-month period ended June 30, 2011 to Ps 296.5 billion for the six-month period ended June 30, 2012. This increase was primarily driven by a Ps 70.2 billion increase in total interest income, Ps 65.2 billion of which was attributable to an increase in interest income from loans and which was partially offset by an increase in total interest expense of Ps 50.0 billion.

Interest earned on loans increased by 22.9%, or Ps 65.2 billion, to Ps 349.7 billion for the six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011. The increase in interest earned on loans was due to a 17.9%, or Ps 783.7 billion, growth in Banco AV Villas’ average interest bearing loan portfolio to Ps 5,158.2 billion, which resulted in an increase of Ps 53.1 billion in interest income on loans. Also contributing to the increase in interest earned on loans was an increase in the average yield for loans from 13.0% for the six-month period ended June 30, 2011 to 13.6% for the six-month period ended June 30, 2012 which contributed with an increase of Ps 12.1 billion in interest income on loans.

Interest income from investment securities increased by 5.6%, or Ps 3.5 billion, to Ps 66.2 billion for six-month period ended June 30, 2012 as compared to the six-month period ended June 30, 2011. The fixed income portfolio generated Ps 66.1 billion, or 99.8%, of Banco AV Villas’ earnings on investment securities for the six-month period ended June 30, 2012. The earnings from the fixed income portfolio for the six-month period ended June 30, 2012 increased by 5.5%, or Ps 3.5 billion, primarily due to the increase in the average balance of the fixed income portfolio, partially offset by a decrease in the average yield driven by an increasing interest-rate environment in Colombia. The equity portfolio generated the remaining Ps 0.1 billion, or 0.2% of the interest income from investment securities.

The average yield earned on interest-earning assets increased from 11.4% for the six-month period ended June 30, 2011 to 11.7% for the six-month period ended June 30, 2012, mainly driven by the increase in the average yield on loans described above.

Total interest expense increased by 68.6%, or Ps 50.0 billion, to Ps 122.8 billion for the six-month period ended June 30, 2012 as compared to the six-month period result as of June 30, 2011. This increase was mainly driven by a Ps 21.1 billion increase in time deposits’ interest expense and a Ps 20.6 billion increase in savings deposits’ interest expense.

The increase in interest expense on time deposits was driven by an increase in the average interest rate paid which increased from 4.1% for the six-month period ended June 30, 2011 to 5.4% for the six-month period ended June 30, 2012 and an increase in the average balance of time deposits from Ps 2,014.8 billion to Ps 2,317.6 billion. The increase of 128 basis points in the cost of these funds, which resulted in an increase of Ps 12.9 billion in interest expense, was mainly a result of an increase of 164 basis points in the average DTF from 3.68% for the six-month period in June 30, 2011 to 5.32% for the six-month period ended June 2012. The increase in the average balance of time deposits contributed Ps 8.2 billion increase in interest expense.

The increase in interest expense on saving deposits of Ps 20.6 billion was driven by a 98 basis points increase in the average interest rate paid from 1.6% for the period ended June 30, 2011 to 2.6% for the period ended June 30, 2012, and resulted in a Ps 13.6 billion increase in interest expense. Also contributing to the increase in interest expense was a 19.5%, or Ps 541.2 billion, increase in the average balance of saving deposits to Ps 3,321.9 billion for the six-month period ended June 30, 2012, which resulted in a Ps 7.0 billion increase in interest expense. The increase in the interest rate paid was, as in the case of the time deposits, consistent with an increasing interest-rate environment.

The average rate paid on interest-bearing liabilities increased from 2.7% for the six-month period ended June 30, 2011 to 3.9% for the six-month period ended June 30, 2011.

While the average total interest-earning assets for the six-month period ended June 30, 2012 compared to the six-month period ended June 30, 2011 increased by 16.4% or Ps 1,008.1 billion, the increase in net interest income between the same periods was 7.3% affected by the 117 basis points increase in the cost of funding. This resulted in a tightening of the net interest margin from 9.0% for the six-month period ended June 30, 2011 to 8.3% for the six-month period ended June 30, 2012. Showing a similar tendency, the interest spread between the average rate on loans and financial leases and the average rate paid on deposits decreased from 10.3% to 9.8%.

Provisions

Total net provisions increased by 38.6% or Ps 11.6 billion from Ps 29.9 billion for the six-month period ended June 30, 2011 to Ps 41.5 billion for the six-month period ended June 30, 2012. The increase was primarily driven by an increase in net provisions for loan and financial lease losses which increased by 15.5%, or Ps 6.9 billion, from Ps 44.8 billion for the six-month period ended June 30, 2011 to Ps 51.7 billion for the six-month period ended June 30, 2012. The increase in the net provision for loan and financial lease losses was primarily due to an increase in the average volume of loans and not due to a decrease in the credit quality of the Bank. Banco AV Villas’ past due loans increased by 6.2% between June 30, 2011 and June 30, 2012, while total loans increased in the same period of time by 19.3% or Ps 898.9 billion. The Bank’s delinquency ratio decreased from 4.3% as of June 30, 2011 to 3.8% as of June 30, 2012. This improvement was primarily a result of a reduction in past due commercial loans, which decreased by 6.3% to Ps 28.0 billion (with a drop in their delinquency ratio from 1.5% to 1.3%) and past due mortgage loans, which decreased by 11.2% to Ps 60.8 billion (with a drop in their delinquency ratio from 10.7% to 8.2%).

Charge-offs showed a slight increase from Ps 39.7 billion for the six-month period ended June 30, 2011 to Ps 41.4 billion for the six-month period ended June 30, 2012. Banco AV Villas’ charge-offs to average loans and financial leases ratio decreased from an annualized 1.8% for the six-month period ended June 30, 2011 to 1.6% for the six-month period ended June 30, 2012. Since Banco AV Villas’ net provisions for loan and financial lease losses decreased, in absolute terms, more than the amount increased by its charge-offs, the allowance for loan and financial lease losses decreased from Ps 260.7 billion as of June 30, 2011 to Ps 254.0 billion as of June 30, 2012. As of June 30, 2012 Banco AV Villas had sufficient coverage over its past due loans was 120.7%, which decreased from 131.5%.

Net provisions for accrued interest and other receivables decreased by Ps 1.1 billion to a net expense of Ps 3.4 billion for the six-month period ended June 30, 2012 from Ps 4.5 billion for the same period in 2011 due to a combination of lesser provision expense of Ps 1.0 billion and higher reversals of provisions of Ps 0.1 billion.

Net provisions for foreclosed assets and other assets increased by Ps 0.1 billion to a net expense of Ps 0.1 billion for the six-month period ended June 30, 2012 due to a combination of lesser provision expense of Ps 0.7 billion and lesser reversals of provisions of Ps 0.8 billion.

 The recovery of charged-off assets decreased between the six-month period ended June 30, 2011 and the six-month period ended June 30, 2012 by Ps 5.6 billion to Ps 13.7 billion due to a decrease in the volume of charged-off loans subject to recovery.

Total fees and other services income, net

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	73.3	72.3	1.1	1.5
Branch network services	–	–	–	–
Credit card merchant fees	6.1	5.0	1.1	22.1
Checking fees	3.9	-	3.9
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	21.1	19.5	1.6	8.0
Total fees and other services income	104.4	96.7	7.7	7.9
Fees and other services expenses	(27.2)	(22.5)	4.7	21.0
Total fees and other services income, net	77.2	74.2	2.9	4.0

Total fees and other services income, net increased by 4.0%, or Ps 2.9 billion, to Ps 77.2 billion for the six-month period ended June 30, 2012. This was primarily due to a Ps 3.9 billion increase in checking fees, which were previously recorded in the “other” line item, and a Ps 1.6 billion increase in “other” fees which includes fees received from social security payments. This was partially offset by a Ps 4.7 billion increase in fees and other services expenses.

Other operating income

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(0.7)	(0.9)	0.1	14.8
Gains on derivative operations, net	1.1	1.0	0.1	8.1
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	3.3	2.6	0.7	27.6
Other	–	–	–	–
Other operating income	3.6	2.7	0.9	33.8

Total other operating income increased by 33.8% or Ps 0.9 billion to Ps 3.6 billion for the six-month period ended June 30, 2012. This increase was mainly driven by an increase in dividend income.

Operating expenses

	Six-month period ended June 30,		Change, June 2012 vs. June 2011
	2012	2011	#	%
	(in Ps billions)
Salaries and employee benefits	(76.6)	(70.0)	6.6	9.5
Bonus plan payments	(0.9)	(1.7)	(0.8)	(45.5)
Termination payments	(0.3)	(1.3)	(1.0)	(78.5)
Administrative and other expenses	(132.9)	(115.8)	17.2	14.8
Deposit security, net	(9.2)	(8.0)	1.2	14.8
Charitable and other donation expenses	(0.5)	(3.5)	(3.0)	(85.0)
Depreciation	(10.0)	(9.8)	0.2	2.4
Goodwill amortization	–	–	–	–
Total operating expenses	(230.5)	(210.1)	20.4	9.7

Total operating expenses for the six-month period ended June 30, 2012 increased by 9.7% or Ps 20.4 billion to Ps 230.5 billion. Administrative and other expenses increased by Ps 17.2 billion to Ps 132.9 billion, principally driven by the organic growth of the business and managing Banco AV Villas’ larger loan portfolio. Salaries and employee benefits increased by Ps 6.6 billion, or 9.5%, to Ps 76.6 billion, which was partially explained by the growth in the number of Banco AV Villas’ employees from 6,510 on June 30, 2011 to 6,849 on June 30, 2012. On a per capita basis, salary and employee benefits increased by 4.0%. Charitable and other donation expenses decreased by Ps 3.0 billion, due to an extraordinary Ps 4.0 billion donation made by Banco AV Villas for the flood victims in Colombia during 2011. Banco AV Villas’ efficiency ratio worsened at June 30, 2012 as compared to June 30, 2011, increasing from 56.7% to 58.5%, associated with the contraction in net interest margin explained in the net interest income subsection. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average interest-earning assets decreased from 6.5% for the six-month period ended June 30, 2011 to 6.2% for the six-month period ended June 30, 2012.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 11.2 billion to Ps 9.6 billion for the six-month period ended June 30, 2012. This increase was driven by a Ps 9.0 billion increase in non-operating income and a decrease of Ps 2.2 billion in non-operating expenses. The increase in income during the six-month period ended June 30, 2012 was mainly due to a Ps 6.6 billion increase in recoveries from provisions from other assets and a Ps 1.2 billion gain on the sale of foreclosed assets.

Income tax expense

Income tax expense decreased by Ps 3.0 billion to Ps 32.9 billion for the six-month period ended June 30, 2012. This was primarily due a Ps 3.4 billion recovery from previous years’ tax provisions. The effective tax rate decreased from 32.2% for the six-month period ended June 30, 2011 to 28.7% for the six-month period ended June 30, 2012.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.3% of its net income before non-controlling interest for the six-month period ended June 30, 2012, decreased by Ps 0.1 billion from Ps 0.3 billion for six-month period ended June 30, 2011. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A.

Liquidity and capital resources

The following table sets forth our internal and external sources of funding at June 30, 2012 and December 31, 2011.

	At June 30,	At December 31,
	2012	2011
	(in Ps billions)
Liabilities and shareholders’ equity:
Deposits	74,578.7	71,007.6
Bankers’ acceptances outstanding	87.1	123.3
Interbank borrowings and overnight funds	7,324.8	3,225.1
Borrowings from banks and others	9,629.7	11,437.8
Accounts payable	2,912.7	3,093.9
Accrued interest payable	395.0	313.0
Other liabilities	1,636.4	1,793.5
Long-term debt (bonds)	7,534.2	6,566.2
Estimated liabilities	1,011.8	855.3
Non-controlling interest	5,276.4	4,927.0
Total liabilities	110,386.7	103,342.7
Total shareholders’ equity	8,541.7	8,159.1
Total liabilities and shareholders’ equity	118,928.4	111,501.9

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at June 30, 2012 and December 31, 2011.

	At June 30, 2012
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda (5)	BBVA Colombia (5)
	(in percentages)
Tangible equity ratio (2)	10.5	13.1	13.5	12.0	11.5	9.4	11.8	–	–
Tier 1 ratio (3)	12.1	8.8	9.1	11.8	11.1	–	11.6	–	–
Solvency ratio (4)	13.3	11.1	11.6	13.4	12.7	–	14.9	–	–

	At December 31, 2011
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (2)	10.0	13.5	13.6	12.3	11.4	9.2	9.9	10.3	8.3
Tier 1 ratio (3)	12.0	8.7	9.1	12.5	11.0	–	9.0	11.4	9.5
Solvency ratio (4)	13.3	10.1	11.7	14.2	12.6	–	12.5	14.4	12.3

Source: Company calculations based on each entity’s respective financial statements for the period indicated. Consolidated capitalization ratios at June 30, 2012 for Davivienda and BBVA Colombia are not publicly available.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 3. Key Information—A. Selected financial data—Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F and “Operating and Financial Review and Prospects––Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at June 30, 2012 were: Banco de Bogotá 9.9%, Banco de Occidente 11.0%, Banco Popular 11.6%, Banco AV Villas 13.4%, Grupo Aval (aggregate) 10.5%, Bancolombia 14.2%. The tangible solvency ratios for the following entities at December 31, 2011 were: Banco de Bogotá 9.3%, Banco de Occidente 9.9%, Banco Popular 11.7%, Banco AV Villas 14.2%, Grupo Aval (aggregate) 10.0%, Bancolombia 11.7%, Davivienda 11.3% and BBVA Colombia 10.5%.

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. The following tables set forth reported and as-adjusted capital adequacy information for each of our banking subsidiaries at June 30, 2012 and December 31, 2011. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions, which are consolidated in other Grupo Aval subsidiaries at December 31, 2011 (principally Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá). Management uses these as-adjusted amounts when reviewing the capitalization of our banking subsidiaries in part because we believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

The following tables present consolidated capitalization ratios for our banking subsidiaries and for Grupo Aval on an aggregated basis at June 30, 2012 and December 31, 2011. Grupo Aval is not subject to capital requirements other than those that apply to its subsidiaries, and, as a result, we believe that our capitalization on an aggregate basis provides a more meaningful measure than our regulatory capital adequacy.

Banco de Bogotá (Consolidated)	At June 30, 2012				At December 31, 2011
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	7,781.0	12.1%	7,992.7	12.4%	7,175	12.0%	7,401	12.3%
Secondary capital (Tier II)	750.2	1.2%	753.6	1.2%	823	1.4%	826	1.4%
Primary and secondary capital (Tier I and II)	8,531.2	13.3%	8,746.2	13.6%	7,998	13.3%	8,227	13.7%
Risk-weighted assets including regulatory value at risk(1)	64,098.9	–	64,316.5	–	59,961	–	60,189	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

(2)	Adjusted to reflect non-consolidated interests of Corficolombiana in Banco de Occidente.

Banco de Occidente (Consolidated)	At June 30, 2012				At December 31, 2011
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,664.6	8.8%	2,131.4	11.0%	1,568	8.7%	2,003	10.9%
Secondary capital (Tier II)	451.5	2.4%	734.3	3.8%	239	1.3%	565	3.1%
Primary and secondary capital (Tier I and II)	2,116.1	11.1%	2,865.7	14.7%	1,808	10.1%	2,567	14.0%
Risk-weighted assets including regulatory value at risk(1)	18,986.3	–	19,461.1	–	17,947	–	18,390	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

(2)	Adjusted to reflect non-consolidated interests in Porvenir and Corficolombiana.

Banco Popular (Consolidated)	At June 30, 2012				At December 31, 2011
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,167.8	9.1%	1,262.5	9.8%	1,095	9.1%	1,181	9.7%
Secondary capital (Tier II)	318.2	2.5%	439.3	3.4%	311	2.6%	451	3.7%
Primary and secondary capital (Tier I and II)	1,486.0	11.6%	1,701.7	13.2%	1,405	11.7%	1,632	13.5%
Risk-weighted assets including regulatory value at risk(1)	12,777.7	–	12,872.4	–	12,047	–	12,134	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

(2)	Adjusted to reflect non-consolidated interests in Corficolombiana.

Banco AV Villas (Consolidated)	At June 30, 2012		At December 31, 2011
	Reported		Reported
	Amount	Ratio	Amount	Ratio
Primary capital (Tier I)	755.2	11.8%	700	12.5%
Secondary capital (Tier II)	103.7	1.6%	100	1.8%
Primary and secondary capital (Tier I and II)	858.9	13.4%	800	14.2%
Risk-weighted assets including regulatory value at risk(1)	6,392.5	–	5,617	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

Grupo Aval (Aggregated)(1)	At June 30, 2012		At December 31, 2011
	Amount	Ratio	Amount	Ratio
Primary capital (Tier I)	11,368.5	11.1%	10,537.2	11.0%
Secondary capital (Tier II)	1,623.6	1.6%	1,473.4	1.5%
Primary and secondary capital (Tier I and II)	12,992.2	12.7%	12,010.5	12.6%
Risk-weighted assets including regulatory value at risk(2)	102,255.4	–	95,572.5	–

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)	Grupo Aval figures reflect aggregated regulatory capital of our banking subsidiaries.

(2)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

New capital adequacy rules

On August 24, 2012, the Colombian government enacted Decree 1771, which amended certain capital adequacy requirements for Colombian credit institutions set forth in Decree 2555 of 2010.

Decree 1771 maintains the requirement for a credit institution’s technical capital to be at least 9.0% of that institution’s total risk-weighted assets. For the current applicable definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

From August 1, 2013, Technical capital will continue to consist of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II); however, primary capital (Tier I) will also consist of the sum of ordinary basic capital (patrimonio básico ordinario), or Common Equity Tier I, and a new category of additional basic capital (patrimonio básico adicional), or Additional Tier I.

In addition, Decree 1771 introduces a new measure of “core solvency” for Common Equity Tier 1, which reflects higher quality capital and is set at a minimum of 4.5% of risk-weighted assets.

Colombian credit institutions, including Grupo Aval’s banking subsidiaries must comply with the new capital adequacy requirements set forth in Decree 1771 by August 1, 2013, and they must provide an implementation plan to the Superintendency of Finance by January 31, 2013. Grupo Aval is currently studying which measures, if any, it may be required to take in response to the regulations; however, we do not currently anticipate a material adverse effect on Grupo Aval or its banking subsidiaries as a result of the new capital adequacy requirements.

For current capital adequacy requirements, see “Item 4. Information on the Company—B. Business overview—Supervision and regulation—Capital adequacy requirements” in our 2011 Annual Report on Form 20-F.

As a result of the amendments introduced by Decree 1771, from August 1, 2013, Common Equity Tier I (patrimonio básico ordinario) will consist mainly of the following:

Ordinary Basic Capital

•	Outstanding and paid-in capital stock classified as Ordinary Basic Capital by the SFC subject to the conditions set forth in the regulation;

•	The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Ordinary Basic Capital by the SFC;

•	Capital surplus;

•	Legal reserves;

•	Irrevocable donations;

•	Net positive result of the cumulative translation adjustment account;

•
Capital stock paid in prior to its issuance by the entity, provided however, that the stock remains unissued for a maximum term of four (4) months. After such time frame, it will no longer be considered ordinary basic capital;

•	Shares held as a guarantee by Fogafin when the entity is in compliance with a recovery program aimed at bringing the financial entity back into compliance with capital adequacy requirements;

•	Subordinated bonds held by Fogafin when they comply with certain requirements stated in the regulations;

•	Any other financial instrument issued by the entity and held by Fogafin, when the subscription is intended to strengthen the financial condition of the financial entity; and

•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulations.

Items deducted from Common Equity Tier I (patrimonio básico ordinario) will consist of the following:

•	Any prior or current period losses;

•
Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by other Colombian or foreign financial institutions (excluding subsidiaries), including cumulative translation adjustments and excluding appraisals, subject to the conditions set forth in the regulation;

•	Deferred income taxes, if positive;

•	Intangible assets registered after August 23, 2012;

•	Reacquired stock, subject to the conditions set forth in the regulations; and

•	Unamortized amount of the actuarial calculation of the pension obligations of the entity.

Additional Tier I (patrimonio básico adicional) will consist mainly of the following:

•	Outstanding and paid-in capital stock classified as Additional Basic Capital by the SFC subject to the conditions set forth in the regulation;

•	The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Additional Basic Capital by the SFC; and

•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulation.

Secondary capital (Tier II) will consist of:

•	Current period profits, in the amount that the shareholders irrevocably resolve to capitalize or assign to increase the legal reserves once the fiscal year is ended, subject to approval by the SFC;

•	Voluntary reserves, up to an amount no greater than ten percent (10%) of the Technical Capital of the entity;

•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulation;

•	Fifty percent (50%) of the tax reserve, as defined by law;

•
Fifty percent (50%) of the reappraisal or unrealized profits derived from investments in equity and debt instruments with high or medium trading volumes, subject to conditions set forth in the regulation;

•
Thirty percent (30%) of the reappraisal or unrealized profits derived from investments in equity instruments with low or non-existing trading volumes, or not listed in trading platforms, subject to an appraisal by an independent expert, according to the regulations expected to be issued by the SFC, and to conditions set forth in the regulation;

•	Mandatory convertible bonds effectively subscribed and paid, subject to the conditions set forth in the regulation;

•	Subordinated payment obligations that the SFC classifies as part of the Additional Capital; and

•	The value of the provisions made by the financial entity, in an amount no greater than 1.25% of the risk-weighted assets.

Funding

Our banks fund most of their assets with local deposits, consistent with other Colombian banks. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks at the dates indicated.

	At June 30,	At December 31,
	2012	2011
	(in Ps billions)
Deposits	74,578.7	71,007.6
Borrowings from banks and others	9,629.7	11,437.8
Bankers’ acceptance outstanding	87.1	123.3
Interbank borrowings and overnight funds	7,324.8	3,225.1
Long-term debt (bonds)	7,534.2	6,566.2
Total funding	99,154.4	92,360.0

From December 31, 2011 to June 30, 2012, interbank borrowings and overnight funds increased as a percentage of total funding by 3.9 percentage points, while borrowings from banks and others and deposits decreased by 2.7 and 1.7 percentage points, respectively.

From December 31, 2011 to June 30, 2012, total funding increased by 7.4 percentage points mainly as a result of an increase in deposits and in borrowings from banks and others. From December 31, 2011 to June 30, 2012, total deposits decreased as a percentage of total funding by 1.7 percentage points, from 76.9% to 75.2%, mainly due to an increase in interbank borrowings and overnight funds which increased from 3.5% of total funding in December 2011 to 7.4% in June 2012.

Our banks’ funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A. S.C.V., an affiliate of Moody’s Investors Services, Inc. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. In addition, Banco de Bogotá’s 5.00% Senior Notes due 2017 were rated Baa2 by Moody’s, BBB- by Fitch and BBB- by Standard and Poor’s at issuance, and Grupo Aval’s 5.25% Senior Notes due 2017 were rated Baa3 by Moody’s and BBB- by Fitch at issuance. Any adverse change in credit ratings may increase the cost of our funding. See “Item 3. Key Information—D. Risk factors—Risks relating to our businesses and industry—Risks relating to our banking business—Downgrades in our credit rating or in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding” in our 2011 Annual Report on Form 20-F for the fiscal year ended December 30, 2011. We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At June 30,	At December 31,
	2012	2011
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	8,643.0	7,167.8
Time deposits	26,082.5	22,630.5
Savings deposits	28,316.8	27,912.0
Total	63,042.3	57,710.2
Non-interest-bearing deposits:
Checking accounts	10,737.1	12,250.0
Other deposits	799.3	1,047.4
Total	11,536.4	13,297.4
Total deposits	74,578.7	71,007.6

Checking accounts. Our consolidated balance of checking accounts was Ps 19,380.1 billion at June 30, 2012 and Ps 19,417.8 billion at December 31, 2011, representing 19.5% and 21.0% of total funding, respectively. The decrease in total funding share of deposits was primarily due to a lower growth rate of time deposits and an increase in total funding share of interbank borrowing and overnight funds.

Time deposits. Our consolidated balance of time deposits was Ps 26,082.5 billion at June 30, 2012 and Ps 22,630.5 billion at December 31, 2011, representing 26.3% and 24.5% of total funding, respectively.

The following table presents time deposits held at June 30, 2012 and December 31, 2011, by amount and maturity for deposits.

	At June 30, 2012
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	4,542.0	3,475.0	8,016.9
From 3 to 6 months	2,773.3	1,232.1	4,005.4
From 6 to 12 months	2,140.0	1,445.3	3,585.3
More than 12 months	6,448.3	805.2	7,253.5
Time deposits less than U.S.$100,000 (1)	2,366.4	855.0	3,221.4
Total	18,270.0	7,812.5	26,082.5
	At December 30, 2011
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	3,607.4	3,247.2	6,854.5
From 3 to 6 months	1,878.0	1,084.2	2,962.2
From 6 to 12 months	4,114.2	1,453.1	5,567.3
More than 12 months	3,404.2	610.2	4,014.4
Time deposits less than U.S.$100,000 (1)	2,317.7	914.4	3,232.1
Total	15,321.5	7,309.0	22,630.5

(1)	Equivalent to Ps 194.3 million at the representative market rate at December 31, 2011 and Ps 178.5 million at the representative market rate at June 30, 2012.

Savings deposits. Our consolidated balance of savings deposits was Ps 28,316.8 billion at June 30, 2012 and Ps 27,912.0 billion at December 31, 2011, representing 28.6% and 30.2% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 799.3 billion at June 30, 2012 and Ps 1,047.4 billion at December 31, 2011, representing 0.8% and 1.1%, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 7,324.8 billion at June 30, 2012 and Ps 3,225.1 billion at December 31, 2011, representing 7.4% and 3.5% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At June 30,		At December 31,
	2012		2011
	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,324.8	–	3,225.1	–
Average during period	4,357.8	4.6%	4,279.6	3.4%
Maximum amount of borrowing at any month-end	7,321.6	–	5,977.3	–
Interest paid during the period	100.0	–	146.9	–

As part of their interbank transactions, our banks maintain a portfolio of government securities and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term nature of this source of funding, these transactions are volatile and are generally composed of Colombian government securities.

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 9,629.7 billion at June 30, 2012 and Ps 11,437.8 billion at December 31, 2011, representing 9.7% and 12.4% of total funding, respectively.

Bankers’ acceptances outstanding. Our consolidated bankers’ acceptances outstanding balance was Ps 87.1 billion at June 30, 2012 and Ps 123.3 billion at December 31, 2011, representing 0.1% and 0.1% of total funding, respectively.

Bonds. We issue bonds in the Colombian markets. Our consolidated balance of bonds outstanding was Ps 7,534.2 billion at June 30, 2012 and Ps 6,566.2 billion at December 31, 2011, representing 7.6% and 7.1% of total funding, respectively. On December 19, 2011 Banco de Bogotá issued U.S.$600 million of its 5.00% Senior Notes due 2017 in the international markets. On February 1, 2012, Grupo Aval Limited issued U.S.$600 million (Ps 1,070.8 billion) of its 5.25% Senior Notes due 2017 in the international markets.

The following bond issuances were placed in the applicable local market in the six-month period ended June 30, 2012:

Issuer	Issuance date	Amount	Expiration date	Interest rate
(in Ps billions, unless otherwise indicated)
Grupo Aval Limited	2012	1,070.8	February 2017	5.25%
Banco de Occidente S.A.	2012	200.0	February 2021	ICP+4.65%
Banco Popular S.A.	2012	400.0	July 2013 to January 2017	IBR+1.80%, DTF+1.82%, ICP+3.90%
Banco de América Central	2012	20.5	May 2017	4.25%
BAC Credomatic Guatemala	2012	97.0	January 2012 to June 2013	4.65% to 8.69%

Banco de Bogotá

For the six-month period ended June 30, 2012, the proportion of total interbank borrowings and overnight funds in Banco de Bogotá’s total funding increased 4.2% due to a significant decrease in borrowings from banks and others. The decrease in borrowings from banks and others was due to the payment of part of Banco de Bogotá’s debt associated with BAC Credomatic’s acquisition.

In June 2012, deposits decreased by 0.6 percentage points to 77.1% of total funding, compared to 77.7% in December 2011.

The following table presents the composition of Banco de Bogotá’s funding at the dates indicated.

	Six-month period ended June 30,		Year ended December 31,
	2012		2011
	(in Ps billions)%		(in Ps billions)%
Checking accounts	12,812.1	21.2	12,510.6	22.4
Time deposits	17,806.3	29.5	15,450.3	27.7
Savings deposits	15,468.1	25.6	14,805.4	26.5
Other deposits	422.3	0.7	600.2	1.1
Total deposits	46,508.8	77.1	43,366.5	77.7

Interbank and overnight funds	5,218.0	8.7	2,507.2	4.5
Borrowings from banks and other	6,469.2	10.7	7,680.8	13.8
Bankers’ acceptance outstanding	74.1	0.1	85.3	0.2
Long-term debt (includes convertible bonds)	2,051.2	3.4	2,174.8	3.9
Total other funding	13,812.4	22.9	12,448.0	22.3
Total funding	60,321.3	100.0	55,814.5	100.0

Banco de Occidente

For the six-month period ended June 30, 2012, the proportion of total interbank borrowings and overnight funds in Banco de Occidente’s total funding increased by 4.4% to 7.8%, while the proportion of borrowings from banks and others and of total deposits decreased by 2.0% and 1.7% respectively.

The following table presents the composition of Banco de Occidente’s funding at the dates indicated.

	Six-month period ended June 30,		Year ended December 31,
	2012		2011
	(in Ps billions)%		(in Ps billions)%
Checking accounts	4,412.2	22.7	4,897.7	26.8
Time deposits	4,022.6	20.7	3,002.7	16.4
Savings deposits	5,733.4	29.5	5,729.0	31.3
Other deposits	294.1	1.5	291.1	1.6
Total deposits	14,462.3	74.4	13,920.5	76.1

Interbank and overnight funds	1,518.1	7.8	628.6	3.4
Borrowings from banks and other	1,421.0	7.3	1,701.8	9.3
Bankers’ acceptance outstanding	12.7	0.1	36.3	0.2
Long-term debt (bonds)	2,012.1	10.4	1,995.6	10.9
Total other funding	4,963.8	25.6	4,362.3	23.9
Total funding	19,426.1	100.0	18,282.7	100.0

Banco Popular

For the year ended December 31, 2011, Banco Popular decreased its proportion of deposits to total funding by 0.7%. This decrease was primarily due to a decrease in savings deposits by 3.5%. This was partially offset by a 2.5% increase in time deposits.

For the six-month period ended June 30, 2012, Banco Popular decreased its proportion of deposits to total funding by 0.3%. This decrease was primarily due to a decrease in savings deposits by 1.3%. This was partially offset by a 1.0% increase in checking accounts.

The following table presents the composition of Banco Popular’s funding at the dates indicated.

	Six-month period ended June 30,		Year ended December 31,
	2012		2011
	(in Ps billions)%		(in Ps billions)%
Checking accounts	1,672.6	14.3	1,493.3	13.3
Time deposits	2,040.8	17.4	1,916.5	17.0
Savings deposits	5,843.4	49.9	5,751.2	51.1
Other deposits	51.2	0.4	94.3	0.8
Total deposits	9,607.9	82.0	9,255.3	82.3

Interbank and overnight funds	14.7	0.1	–	0.0
Borrowings from banks and other	543.1	4.6	539.2	4.8
Bankers’ acceptance outstanding	0.4	0.0	1.5	0.0
Long-term debt (bonds)	1,551.4	13.2	1,451.5	12.9
Total other funding	2,109.5	18.0	1,992.1	17.7
Total funding	11,717.5	100.0	11,247.4	100.0

Banco AV Villas

Historically, Banco AV Villas has had a small proportion of checking accounts to total funding, as it only began providing checking services when it was converted into a commercial bank in 2002.

During the year ended December 31, 2011, the proportion of total deposits in Banco AV Villas’ total funding increased 9.7% due to a decrease in interbank and overnight funds.

During the six-month period ended June 30, 2012, the proportion of total deposits in Banco AV Villas’ total funding decreased 6.0% due to an increase in interbank and overnight funds.

The following table presents the composition of Banco AV Villas’ funding at the dates indicated.

	Six-month period ended June 30,		Year ended December 31,
	2012		2011
	(in Ps billions)%		(in Ps billions)%
Checking accounts	502.6	7.2	535.2	8.4
Time deposits	2,256.4	32.4	2,279.5	35.6
Savings deposits	3,500.5	50.2	3,286.0	51.3
Other deposits	32.2	0.5	61.8	1.0
Total deposits	6,291.6	90.3	6,162.5	96.3

Interbank and overnight funds	579.7	8.3	108.5	1.7
Borrowings from banks and other	96.4	1.4	128.9	2.0
Bankers’ acceptance outstanding	–	–	0.2	–
Total other funding	676.1	9.7	237.5	3.7
Total funding	6,967.7	100.0	6,400.0	100.0

Subsidiary dividends

Unless noted otherwise, the following tables present the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends that we would be entitled to receive from each of them during the periods indicated. Dividends are paid to us on a monthly basis.

	For the six-month period ended June 30, 2012
	Banco de Bogotá (1)	Banco de Occidente	Banco Popular (1)	Banco AV Villas	Porvenir	Total
	(in Ps billions, except percentages)
Direct Ownership interest held by Grupo Aval	64.4%	68.2%	93.7%	79.9%	20.0%
Unconsolidated net profits	618	224	181	81	107	1,211
Dividends declared	260	108	90	38	103	599
Dividends that Grupo Aval is entitled to receive	167	73	84	30	21	375
a.

(1)	Reflects proposed dividend distribution, subject to approval by shareholders of Banco de Bogotá and Banco Popular.

	For the year ended December 31, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Porvenir	Total
	(in Ps billions, except percentages)
Direct Ownership interest held by Grupo Aval	64.4%	68.2%	93.7%	79.9%	20.0%	–
Unconsolidated net profits	1,100	441	367	165	153	2,227
Dividends declared	495	205	177	71	152	1,099
Dividends contributed to Grupo Aval	319	140	166	57	30	711

Capital expenditures

Grupo Aval incurred Ps 141.1 billion and Ps 164.4 billion of capital expenditures in property, plant and equipment in the six-month period ended June 30, 2012 and in the six-month period ended June 30, 2011, respectively.

Research and development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Item 4. Information on the Company—B. Business overview—Other corporate information—Technology” in our 2011 Annual Report on Form 20-F.

Off-balance sheet arrangements

In the ordinary course of business, our banks have entered into various types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. Our banks utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banks may hold cash or other liquid collateral to support these commitments, and our banks generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments at the dates presented for Grupo Aval on a consolidated basis.

	At June 30,	At December 31,
	(in Ps billions)
Grupo Aval	2012	2011
Unused credit card limits	9,820.0	9,538.8
Civil demands against our banks	672.2	646.4
Issued and confirmed letters of credit	924.3	638.1
Unused lines of credit	2,959.8	2,807.0
Bank guarantees	2,215.5	1,906.6
Approved credits not disbursed	1,839.2	2,013.5
Other	1,240.7	2,190.5
Total	19,671.8	19,740.9

Contractual obligations

The following table presents our contractual obligations at June 30, 2012.

	At June 30, 2012
	Payments due by period
Grupo Aval	Total	Less than 1 year	1-3 years	3-5 years	After 5 years(1)
	(in Ps billions)
Long-term debt obligations (2)	7,534.2	725.2	2,352.3	2,294.8	2,162.0
Time deposits	26,082.5	18,152.9	5,988.9	918.5	1,022.1
Long-term borrowings from banks and others	9,629.7	2,406.4	3,687.9	1,348.2	2,187.1
Repurchase agreements	7,234.5	7,234.5	–	–	–
Employee benefit plans	309.9	33.1	68.7	72.2	135.9
Total	50,790.8	28,552.1	12,097.8	4,633.8	5,507.1

(1) Includes Ps 279.6 billion of debt that will mature in 2019 and Ps 124.5 billion that will mature in 2024.

(2) See note 10 to our unaudited consolidated financial statements at for the six-month period ended June 30, 2012.

Risk management

The guiding principles of risk management at Grupo Aval and our banks have been the following:

•	collective decision making for commercial lending at the board level of each of our banks;

•	extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

•	clear top-down directives with respect to:

•	compliance with know-your-customer policies; and

•	commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;

•	use of common credit analysis tools and loan pricing tools across all our banks;

•	diversification of the commercial loan portfolio with respect to industries and economic groups;

•	specialization in consumer product niches;

•	extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer lending;

•	use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

•	conservative policies in terms of:

•	the trading portfolio composition, with a bias towards instruments with lower volatility;

•	proprietary trading; and

•	the variable remuneration of trading personnel.

Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data of BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

With respect to credit risk, BAC has a centralized structure with a Regional Risk Director reporting to the CEO of BAC, who chairs the Regional Credit Committee and is responsible for setting out credit policies and procedures applicable at the local (individual country) level and defining growth strategies in accordance with country risk. While local credit-risk managers report to the country head, compliance with the credit policies is reported directly to the Regional Risk Director.

With respect to market risk, there are Regional Investment Policies and Regional Asset and Liability Management Policies which set out the guidelines for establishing country risk and issuer limits as well as limits on foreign currency positions and general guidelines for the administration of liquidity, interest rate and exchange-rate risks. The establishment and administration of the regional policies is the responsibility of the Regional Asset and Liability Committee, which is comprised of BAC Credomatic board members.

Daily compliance to these policies in all countries is carried out with the investment portfolio control management module, which documents the entire investment process. The monitoring of exposures is the responsibility of the Regional Financial Director through the local assets and liabilities committees.

Operating Risk Management at BAC Credomatic is carried out using the conceptual methodology of Basel II guidelines and the elements of COSO integral risk management. A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for putting in place an effective business continuity plan.

Credit risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy.

Commercial lending

57.5% of our total loan portfolio is composed of commercial loans to corporate and small- and medium-sized enterprises. However, the level of commercial loans varies in each of our banks. At June 30, 2012, the proportion of commercial loans was 63.7%, 57.2%, 43.8% and 39.6% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which has lending limits that range between Ps 0.7 billion (U.S.$0.4 million) at Banco Popular and Ps 6.0 billion (U.S.$3.3 million) at Banco de Bogotá.

Following the approval of a transaction by the credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management committee if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion. For commercial loans, the credit approval process includes the presentation to the Grupo Aval risk management committee of all potential credit exposures per client that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$10 million). This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The risk management committee will then submit the transaction to the Grupo Aval advisory board.

The Grupo Aval advisory board, which is composed of the presidents of our banks and the vice presidents of Grupo Aval, meets on a bimonthly basis to discuss the adoption of policies for risk management and how to accommodate clients with large credit needs, as well as to advise the banks with respect to defaults or other credit risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

In order to facilitate the analysis of commercial loans which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “proyecto de crédito,” a stand-alone document containing all of the information considered necessary for us to make a credit decision. We have also developed financial projection models and pricing models that assist us in analyzing potential loans and comparing the estimated return on a loan with that of a comparable risk-free instrument.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. To that end, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on the following principles:

•
borrowers whose shareholders and management are, in our opinion, of the highest integrity (taking into account not only an analysis of the borrower’s credit profile but also their reputation in the business community and other factors);

•	borrowers which participate in key industries;

•	borrowers which are leaders or major players in the industries in which they participate;

•	transaction structures, including covenants and guarantees, which provide adequate protection; and

•	pricing which compensates adequately for capital invested and the market and credit risks incurred.

In addition, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (1) the loan must be used to finance an investment that has been approved by local authorities; (2) a source of repayment must be clearly identified, such as tax revenues; and (3) the source of repayment so identified must be pledged to secure the loan.

Consumer lending

Consumer lending represented 28.6% of the total loan portfolio at June 30, 2012; however, the participation and specialization by product varies in each of our banks. At June 30, 2012, Banco Popular consumer lending represented 52.6% of the total loan portfolio and was concentrated on payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 46.7% and 23.2% of their total loan portfolio, respectively. At Banco de Occidente, 19.4% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 7.4% of the total loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 0.7 billion (U.S.$0.4 million) at Banco Popular and Ps 6.0 billion (U.S.$3.3 million) at Banco de Bogotá.

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 51.6%, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tool, which has allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has successfully integrated Megabanco’s operations into its full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage lending

Mortgage lending represented 5.5% of the total loan portfolio at June 30, 2012, with Banco AV Villas being the only one of our banks with a significant participation. At Banco AV Villas mortgage lending represents 13.3% of its loan portfolio, a percentage that has decreased consistently since 2005 when it was 44.5%. Although the year-end balance of mortgage loans at Banco AV Villas has decreased consistently over the last five years, there have been new disbursals for approximately Ps 935.4 billion during this same period. In order to ensure an adequate mortgage loan portfolio quality, Banco AV Villas has developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Financial leases

Financial leases represented 8.0% of the total loan portfolio at June 30, 2012 and corresponded to the financial leasing transactions processed through Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s respective leasing divisions and Leasing Corficolombiana, a subsidiary of Corficolombiana which consolidates with Banco de Bogotá. All leasing subsidiaries have independent credit approval processes and their own credit policies, which in turn are closely supervised by their parent companies.

Microcredit lending

Microcredit loans represented 0.4% of the total loan portfolio at June 30, 2012.

Credit classification and provisioning

For a discussion on our credit classification and provisioning, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management—Credit classification and provisioning” in our 2011 Annual Report on Form 20-F.

Loan loss provisions

For a discussion on our loan loss provisions, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management—Loan loss provisions” in our 2011 Annual Report on Form 20-F.

Liquidity risk

As a holding company, Grupo Aval’s liquidity requirements are limited to dividends, debt-service payments and operational expenses. Our liquidity is derived entirely from dividends from subsidiaries, which management believes is sufficient for these purposes. Grupo Aval is not required to maintain minimum liquidity positions. Subject to the capital requirements of each of our banks, there are no limitations on our banks’ ability to pay dividends to Grupo Aval.

Banks controlled by Grupo Aval are required to, and do, maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, as follows:

•
Until 2009, banks were required to determine liquidity gap, which is the difference between the expected cash inflows from assets and the expected cash flow disbursements from liabilities, classified by time bracket, including in the calculation of both on- and off-balance sheet assets and liabilities as well as contingent assets and liabilities. Cumulative liquidity gap is defined as the sum of liquidity gap for the current and previous periods.

•
Banks were generally required to have a positive three-month cumulative liquidity gap and, if this measure was negative, its absolute value was accounted for as “Liquidity Value at Risk.” No bank was allowed to have two consecutive evaluations of Liquidity Value at Risk which exceeded its “Net liquid assets” defined as net interbank loans, tradable debt securities that mature in more than three months, and available cash.

•
In 2009, a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity was established. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity (excluding investments classified as “held to maturity” but including mandatory investments), Central Bank deposits and available cash. Net liquidity requirements are the difference between expected contractual asset and contractual and non-contractual liability cash flows. Cash flows from past due loans are not included in this calculation.

•
In 2011, the Superintendency of Finance implemented changes to liquidity reporting requiring the calculation of a new IRL ratio, or “IRL Ratio,” defined as adjusted liquid assets divided by the net liquidity requirements (in each case, as defined above), expressed as a percentage. The IRL Ratio may not fall below 100% for two consecutive weeks.

•
The Superintendency of Finance additionally adjusted the components of the IRL and IRL Ratio. The adjusted liquid assets now have to be classified as “high quality” or “other,” and high quality assets must represent at least 70% of the adjusted liquid assets. In addition, non-contractual outflows (demand and savings deposits outflows) have to be calculated using the median of the fifth percentile of the series of the largest outflows since December 31, 1996.

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for our banks for year-end 2011 reflect unconsolidated figures for each of our banks. The values for the six-month period ended June 30, 2012 and June 30, 2011 and year-end 2011 are calculations based on the same methodology and are presented for comparability purposes.

	Six-month period ended June 30,		Year ended December 31,
Six-month cumulative liquidity position	2012	2011	2011
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	11,025	8,345	11,941
Total liabilities, equity and contingencies	10,973	9,519	9,960
Liquidity gap	51	(1,173)	1,981
Net liquid assets (NLA)	1,988	1,768	1,662
Liquidity gap plus NLA	2,040	595	3,643
Banco de Occidente
Total assets and contingencies	6,165	5,108	5,692
Total liabilities, equity and contingencies	4,524	3,542	3,917
Liquidity gap	1,641	1,566	1,775
Net liquid assets (NLA)	1,855	1,589	1,430
Liquidity gap plus NLA	3,496	3,155	3,205
Banco Popular
Total assets and contingencies	2,518	2,648	2,361
Total liabilities, equity and contingencies	1,656	1,684	855
Liquidity gap	861	964	1,506
Net liquid assets (NLA)	1,007	982	1,163
Liquidity gap plus NLA	1,869	1,946	2,669

	Six-month period ended June 30,		Year ended December 31,
Six-month cumulative liquidity position	2012	2011	2011
	(in Ps billions)
Banco AV Villas
Total assets and contingencies	1,182	1,211	1,354
Total liabilities, equity and contingencies	1,972	1,460	1,561
Liquidity gap	(789)	(249)	(207)
Net liquid assets (NLA)	1,041	1,080	809
Liquidity gap plus NLA	251	831	602

The following tables show the short-term liquidity index and the IRL Ratio at June 30, 2012 and 2011 and December 31, 2011 for each of our banks.

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011
	(in Ps billions)
IRL – 7 days	5,843	6,345	1,814	2,709	2,297	2,740	1,506	2,026
IRL – 15 days	5,348	6,013	1,495	2,363	2,127	2,407	1,393	1,759
IRL – 30 days	4,882	5,395	969	1,677	1,910	1,781	1,337	1,639

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011
	(in Percentages)
IRL Ratio – 7 days	898%	2230%	407%	682%	4571%	3525%	915%	2583%
IRL Ratio – 15 days	536%	1054%	264%	391%	1061%	684%	567%	606%
IRL Ratio – 30 days	388%	532%	167%	213%	536%	271%	478%	450%

Operational risk management

The policies with respect to operational risk at Grupo Aval and our banks are directed at complying with the norms established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004), and the U.S. Sarbanes-Oxley Act of 2002. These norms require that Colombian banks establish a system for the administration of operational risks, or “SARO,” which includes the identification, measurement, control and monitoring functions as well as a business continuity plan.

In order to comply with these norms, each of our banks established within its organizational structure an operational risk unit independent of the operational and control areas of each bank. The responsibilities of these units are the establishment and definition of policies and methodologies and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the banks have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each bank has an operational risk management committee composed of selected members of the board of directors, the internal auditor, external auditor and selected vice presidents, which meets on a quarterly basis to review operational risks policies and follow up on the execution of action plans.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each bank and staff of Grupo Aval risk management, was established. The principal activities of this committee, which meets on a semi-monthly basis, are as follows:

•	advisory in the engagement of external consultants for the identification of gaps with international standards and the development of work plans to close the gaps;

•	coordinated analysis of norms and the impact in each of Grupo Aval’s banks;

•	identification and application of best practices;

•	identification and implementation of operational risk management tools;

•	unification of criteria in the search of business continuity tools;

•	economies of scale in the engagement of consultants and the acquisition of tools; and

•	coordination in the preparation of requests for proposals and the evaluation of proposals.

We implement, from time to time, best practices that result from meetings of the Grupo Aval operational risk management committee.

Market risk management

For a discussion on our market risk management, see “Item 11. Quantitative and Qualitative Disclosures About Risk—Risk management—Market Risk Management” in our 2011 Annual Report on Form 20-F.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology (Regulatory VaR) for the six-month period ended June 30, 2012 and for the year ended December 31, 2011, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end of the month calculations.

Banco de Bogotá

	Six-month period ended June 30,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	509,325	485,819	511,590	467,232	441,638
Foreign exchange rate risk VaR	19,831	22,419	31,052	16,465	23,339
Variations in stock price risk VaR	362	7,492	17,865	287	15,911
Fund risk VaR	97,353	90,204	97,353	82,180	85,161
Total market risk VaR	626,871	605,934	626,871	592,900	566,049

Banco de Occidente

	Six-month period ended June 30,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	67,057	64,328	71,727	60,436	63,893
Foreign exchange rate risk VaR	569	802	1,560	548	596
Variations in stock price risk VaR	11	12	12	11	12
Fund risk VaR	0	0	0	0	–
Total market risk VaR	67,637	65,142	72,672	61,107	64,502

Banco Popular

	Six-month period ended June 30,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	89,700	91,658	100,903	83,492	99,298
Foreign exchange rate risk VaR	1,034	1,061	1,196	814	1,128
Variations in stock price risk VaR	6	11	14	6	12
Fund risk VaR	751	726	755	681	697
Total market risk VaR	91,491	93,457	102,867	84,994	101,134

Banco AV Villas

	Six-month period ended June 30,				At December 31,
	2012				2011
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	82,350	72,664	82,433	61,938	54,775
Foreign exchange rate risk VaR	80	98	107	80	119
Variations in stock price risk VaR	0	0	0	0	–
Fund risk VaR	3	2	3	2	2
Total market risk VaR	82,433	72,764	82,542	62,020	54,896

Banco Popular’s regulatory VaR is greater than Banco de Occidente’s despite having portfolios of similar values, which is explained by Banco Popular’s average duration being greater than four years while Banco de Occidente’s is less than two years.

The regulatory VaR of Banco AV Villas (almost exclusively interest rate risk) increased 50.2% between December 31, 2011 and June 30, 2012. Increases in the size and the duration of the local currency government debt securities (primarily TES) are the reason for the growth of the regulatory VaR.

Internal models for VaR calculation

In addition to Regulatory VaR, our banks use internal models to measure VaR in order to determine and control their main risks under normal operating conditions. In particular, all of our banks use internal models to oversee the interest rate risk of their investment portfolio. Banco de Bogotá, Banco de Occidente and Banco Popular use internal models to measure VaR of their entire investment portfolio on a daily basis, while Banco AV Villas uses an internal model to measure VaR only for its government debt securities position.

We use methodologies such as Parametric VaR and historical simulation. The Parametric VaR, which is based on Riskmetrics Group, Inc.’s methodology, involves the identification of specific risks, such as interest and exchange rate risks that could affect the value of assets included in the trading book. The volatility of each factor, measured as a standard deviation, and the correlation with other factors are determined by using an exponentially weighted moving average, or “EWMA,” model. Once this is determined, the expected cash flow of each security included in the portfolio is determined. These cash flows are classified into categories for each risk identified and multiplied by the corresponding volatility to calculate the VaR per factor. The VaR for the various factors is then aggregated using a correlation matrix to identify the overall standard deviation of the bank’s treasury book. The VaR of the bank’s treasury book is determined based on the standard deviation subject to a confidence level of 99% and a one-day horizon.

The historical simulation calculates daily VaR based on the historical behavior of the one-day variations of prices in the market. This methodology does not assume any statistical distribution function for the earnings and loss of a portfolio. This simulation assumes that the market is stable during a period of time and infers the market’s future behavior based on historical data.

Back testing is required by the Superintendency of Finance to establish the validity of the internal models used for VaR calculations. The Superintendency of Finance requires two sets of tests: so called “dirty tests,” which compare the value at risk estimated for the day against the result effectively obtained (profit and loss) of the same day using the previous day’s portfolio; and “clean tests,” which compare the value at risk estimated for the day against an estimated result (profit and loss) based on the previous day’s portfolio. These tests are performed on a daily basis, although the requirement for the “clean” test is on a monthly basis. The methodology and results of these tests are available for review by the Superintendency of Finance.

The following table shows the interest rate VaR calculation based on internal models for June 2012 and year-end 2011 on a ten-day horizon (using an adjustment factor applied to VaR on a one day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model. Values for all other banks are based on their internal models. The averages, minimums and maximums are determined based on daily calculations except for BAC Credomatic, which are determined based on end-of-the-quarter calculations.

Interest rate risk VaR (per internal model)

	Banco de Bogotá	Banco de Occidente	Banco Popular (1)	Banco AV Villas
	(in Ps millions)
2012
As of June 30	118,026	25,086	10,782	7,797
Average	97,103	26,937	10,719	–
Maximum	170,057	34,766	15,253	–
Minimum	69,235	22,638	7,954	–
2011
As of December 31	94,009	27,202	13,637	8,862

(1)
Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at June 30, 2012. Banco Popular’s VaR results are lower than Banco de Occidente’s as a significant portion of Banco de Occidente’s portfolio is held in foreign currencies through its subsidiaries in Panama and the Bahamas, resulting in increased volatility. In comparison, an immaterial amount of Banco Popular’s portfolio is denominated in foreign currencies.

Considerations on equity price risk regulatory VaR

As stated above, variations in equity price risk based on the regulatory VaR methodology include both equity investments held for trading and non-strategic holdings. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It applies to investments in non-financial institutions.

Holding periods for the majority of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments. At December 31, 2011, the investments subject to regulatory VaR was holdings on Proenergía Internacional, and at June 30, 2012, the investments subject to regulatory VaR was holdings on Proyectos de Energía y Desarrollo S.A.S.

The following table breaks down our investments subject to regulatory VaR by time since initial investment at June 30, 2012 and December 31, 2011.

	At June 30, 2012			At December 31, 2011
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	500	74	100.0%	–	–	–
18 - 36 months	–	–	–	–	–	–
More than 36 months	–	–	–	106,499	15,655	100.0%
Total	500	74	100.0%	106,499	15,655	100.0%

Non-trading instruments

Non-trading instruments consist primarily of loans and deposits. Our banks’ primary market risk exposure in their non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect our banks’ net interest income due to timing differences on the repricing of their assets and liabilities. Our banks are also affected by gaps in maturity dates and interest rates in the different asset and liability accounts. As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest-earning assets and their interest-bearing liabilities.

Superintendency of Finance rules require our banks to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk primarily from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described above.

Sensitivity of fair value is determined using either one of two methodologies: (1) determining the difference between the fair value and the net present value of the expected cash flows using a discount rate of 50 basis points and 100 basis points higher than that used for the original calculation; or (2) determining the sensitivity of the remaining cash flows (modified duration), multiplied by the fair value, multiplied by the increase in discount rate for each scenario (50 basis points and 100 basis points). Methodology 1 is in some cases more precise while methodology 2 is a good approximation for moderate variations in the discount rate.

Sensitivity of certain instruments is assumed to be zero because its fair value is equal to its book value as instruments with maturities of 90 days or less, or loans and borrowings from development banks.

Our sensitivity analysis methodology should be interpreted in light of the following limitations: (1) we have assumed a uniform interest rate change for assets and liabilities of varying maturities; and (2) we have assumed that the modified duration of variable rate assets and liabilities is the time remaining until the next interest reset date.

An increase in interest rates negatively affects the value of our banks’ assets and positively affects the value of our banks’ liabilities, as an increase in interest rates decreases the fair value of both assets and liabilities.

The following table presents our sensitivity analysis based on hypothetical changes of 50 and 100 basis point shifts in interest rates on the net present value of interest rate sensitive assets and liabilities for the periods indicated.

	June 30, 2012			December 31, 2011
Grupo Aval (aggregated) (1)	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Assets
Held-to-maturity securities	3,508,103	(11,387)	(22,737)	2,965,733	(12,674)	(25,298)
Loans	75,212,371	(480,319)	(1,033,005)	72,638,770	(567,306)	(1,086,986)
Short-term funds	2,243,504	–	–	2,944,277	–	–
Customer’s acceptances	86,934	–	–	116,625	–	–
Total interest rate sensitive assets	81,050,911	(491,706)	(1,055,742)	78,665,404	(579,980)	(1,112,284)
Liabilities
Checking accounts, saving deposits and other	50,744,803	–	–	50,055,718	–	–
Time deposits	26,260,682	(99,253)	(202,591)	22,731,759	(67,833)	(140,008)
Bank acceptances outstanding	87,172	–	–	123,075	–	–
Short-term funds	7,330,393	–	–	3,244,247	–	–
Borrowings from banks	9,781,643	(45,616)	(89,929)	11,563,521	(53,775)	(105,705)
Long-term debt	7,875,893	(78,007)	(154,178)	6,799,462	(70,279)	(138,891)
Total interest rate sensitive liabilities	102,080,585	(222,876)	(446,698)	94,517,782	(191,887)	(384,605)
Total net change	(21,029,674)	(268,830)	(609,044)	(15,852,377)	(388,093)	(727,679)

(1)	Grupo Aval aggregated reflects the sum of the fair values of each of our banking subsidiaries and of Grupo Aval.

Non-GAAP measures reconciliation

The tables in this section and elsewhere in this Form 6-K provide a reconciliation of non-GAAP measures to GAAP measures for the six-month periods presented in this Form 6-K. For reconciliation of non-GAAP measures to GAAP measures for annual periods, please see “Item 3. Key Information—Selected financial data—Non-GAAP measures reconciliation” in our 2011 Annual Report on Form 20-F.

ROAA and ROAE

We believe ROAA, which is calculated as net income before non-controlling interest divided by average assets, provides a more meaningful measure of return on assets than a calculation based on net income over average assets because, although non-controlling interests affect the amount of reported net income, they do not affect the profitability of assets. We believe ROAE, which is calculated as net income divided by average shareholders’ equity, provides a meaningful measure of the return generated for our shareholders.

The following table illustrates ROAA and ROAE for our bank subsidiaries, Grupo Aval (consolidated) and our principal competitors, for the six-month period ended June 30, 2012 using the beginning and end-period data.

Six-month period ended June 30, 2012
(in Ps billions, except where otherwise indicated)

Banco de Bogotá:
Average assets(1)	71,278
Average equity(2)	7,059
Net income	665
Net income divided by average assets	1.9%
Non-controlling interest	229
ROAA(1)	2.5%
ROAE(2)	18.8%
Non-controlling interest divided by income before non-controlling interest	25.7%
Banco de Occidente:
Average assets(1)	22,816
Average equity(2)	3,054
Net income	225
Net income divided by average assets	2.0%
Non-controlling interest	1
ROAA(1)	2.0%
ROAE(2)	14.7%
Non-controlling interest divided by income before non-controlling interest	0.4%
Banco Popular:
Average assets(1)	14,529
Average equity(2)	1,918
Net income	180
Net income divided by average assets	2.5%
Non-controlling interest	3
ROAA(1)	2.5%
ROAE(2)	18.8%
Non-controlling interest divided by income before non-controlling interest	1.4%

Six-month period ended June 30, 2012
(in Ps billions, except where otherwise indicated)

Banco AV Villas:
Average assets(1)	7,927
Average equity(2)	961
Net income	82
Net income divided by average assets	2.1%
Non-controlling interest	0
ROAA(1)	2.1%
ROAE(2)	17.0%
Non-controlling interest divided by income before non-controlling interest	0.3%
Grupo Aval (consolidated):
Average assets(1)	115,215
Average equity(2)	8,350
Net income	721
Net income divided by average assets	1.3%
Non-controlling interest	460
ROAA(1)	2.1%
ROAE(2)	17.3%
Non-controlling interest divided by income before non-controlling interest	38.9%
Bancolombia:
Average assets(1)	86,339
Average equity(2)	9,855
Net income	800
Net income divided by average assets	1.9%
Non-controlling interest	4
ROAA(1)	1.9%
ROAE(2)	16.2%
Non-controlling interest divided by income before non-controlling interest	0.5%

Source: Company calculations based on each bank’s consolidated financial statements for the period indicated.

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

(4)	Non-controlling interest information is not available for Davivienda for the six-month period ending at June 30, 2012.

The following tables illustrate ROAA and ROAE using period-end data for the preceding December 31 and each month in the relevant six-month periods for assets and equity, as applicable, for Grupo Aval and its banking subsidiaries.

	Six-month period ended June 30,
	2012	2011
	(in Ps billions, except where otherwise indicated)
Grupo Aval (consolidated):
Average assets(1)	113,802.0	99,521.4
Average equity(2)	8,309.5	4,799.2
Net income	721.5	622.3
Net income divided by average assets	0.6%	0.6%
Non-controlling interest	459.9	626.7
ROAA(1)	2.1%	2.5%
ROAE(2)	17.4%	25.9%
Non-controlling interest divided by income before non-controlling interest	38.9%	50.2%

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

	At June, 30, 2012
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in Ps billions)
Average assets (1)	69,911.6	22,480.1	14,802.6	8,011.7
Average equity (2)	7,009.0	3,072.3	1,965.2	955.3
Net income	664.8	225.0	180.0	81.6
Net income divided by average assets	1.9%	2.0%	2.4%	2.0%
Non-controlling interest	229.5	0.9	2.6	0.3
ROAA(1)	2.6%	2.0%	2.5%	2.0%
ROAE(2)	19.0%	14.6%	18.3%	17.1%
Non-controlling interest divided by income before non-controlling interest	25.7%	0.4%	1.4%	0.3%

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

Efficiency ratio

The following table illustrates the efficiency ratio of our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At June 30, 2012(1)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Total operating expenses	1,503	451	318	231	2,533	2,011
Depreciation	58	63	12	10	143	147
Goodwill amortizations	38	1	–	–	47	23
Operating expenses before depreciation and amortization	1,408	387	307	220	2,342	1,841
Total operating income	2,771	773	560	336	4,273	3,042
Provisions, net	207	109	53	41	411	508
Operating income before provisions	2,978	882	613	377	4,683	3,550
Efficiency ratio(2)	47.3%	43.9%	50.0%	58.5%	50.0%	51.8%

(1)	Financial information is not publicly available as of the date of this Form 6-K for our principal competitors, other than Bancolombia, for the six-month period ended June 30, 2012.

(2)	Efficiency ratio is calculated as operating expenses before depreciation and amortization divided by operating income before net provisions.

Tangible equity ratio

The following tables illustrate the tangible equity ratio of our subsidiaries, the aggregate of our subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At June 30, 2012(1)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Shareholders’ equity	7,272	3,092	1,947	987	13,298	8,542	10,717
Non-controlling interest	2,648	8	54	4	2,714	5,276	82
Total assets	73,747	23,451	14,806	8,236	120,240	118,928	87,215
Shareholders’ equity + Non controlling interest / Assets	13.5%	13.2%	13.5%	12.0%	13.3%	11.6%	12.4%
Goodwill	2,458	25	–	–	2,484	2,899	602
Shareholders’ equity + Non-controlling interest – Goodwill	7,462	3,075	2,001	991	13,529	10,919	10,197
Total assets – Goodwill	71,289	23,426	14,806	8,236	117,756	116,029	86,613
Tangible equity ratio(2)	10.5%	13.1%	13.5%	12.0%	11.5%	9.4%	11.8%

(1)	Financial information is not publicly available as of the date of this Form 6-K for our principal competitors, other than Bancolombia, for the six-month period ended June 30, 2012.

(2)	Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.

Item 16.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations

Item 17.

FINANCIAL STATEMENTS

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2012 and December 31, 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Notes	U.S. dollars (1) June 30, 2012		June 30, 2012 (Unaudited)		December 31, 2011 (Audited)
Assets
Cash and cash equivalents	3	US$	7,391.0	Ps.	13,189,980	Ps.	11,698,587
Investment securities, net	4		11,367.2		20,285,842		18,975,229
Loans and financial leases, net	5		40,142.8		71,638,898		67,641,240
Other assets, net	6		7,740.5		13,813,637		13,186,811
Total assets			66,641.5		118,928,357		111,501,867
Liabilities and shareholders’ equity
Deposits:
Checking accounts		US$	10,859.6	Ps.	19,380,068	Ps.	19,417,791
Time deposits	7		14,615.3		26,082,519		22,630,493
Savings deposits			15,867.3		28,316,766		27,911,952
Other			447.9		799,317		1,047,378
Total deposits			41,790.1		74,578,670		71,007,614
Interbank borrowings and overnight funds	8		4,104.5		7,324,754		3,225,145
Borrowings from banks and others	9, 19		5,396.0		9,629,660		11,437,751
Bonds	10		4,221.8		7,534,241		6,566,235
Other liabilities	11, 19		3,386.2		6,042,990		6,178,968
Non-controlling interest	12		2,956.6		5,276,351		4,927,029
Total liabilities			61,855.2		110,386,666		103,342,741
Shareholders’ equity	13		4,786.3		8,541,691		8,159,126
Total liabilities and shareholders’ equity		US$	66,641.5	Ps.	118, 928,357	Ps.	111,501,867
Memorandum accounts	14	US$	US 262,788.2	Ps.	468,971,802	Ps.	425,871,982

(1)	See note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six-month periods ended June 30, 2012 and 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

		U.S. dollars (1)
	Notes	June 30, 2012		June 30, 2012		June 30, 2011
Interest income:
Interest on loans and financial leases		US$	2,327.1	Ps.	4,153,002	Ps.	3,254,788
Interest on investment securities			361.8		645,637		637,403
Interest on Interbank and overnight funds			55.2		98,450		65,310
Total interest income			2,744.1		4,897,089		3,957,501
Interest expense:
Interest on deposits			(694.8)		(1,239,985)		(789,359)
Interest on borrowings, bonds and others			(336.5)		(600,565)		(411,638)
Total interest expense			(1,031.3)		(1,840,550)		(1,200,997)
Net interest income			1,712.8		3,056,539		2,756,504
Provision for loans and other assets, net	15		(230.2)		(410,834)		(226,365)
Net interest income after provisions			1,482.6		2,645,705		2,530,139
Other operating income, net	16		911.6		1,626,919		1,537,660
Operating expenses	17		(1,419.1)		(2,532,561)		(2,403,657)
Non-operating income (expense), net	18		68.0		121,320		125,864
Income before income tax expense and non-controlling interest			1,043.1		1,861,383		1,790,006
Income tax expense			(381.1)		(680,036)		(541,003)
Income before non-controlling interest			662.0		1,181,347		1,249,003
Non-controlling interest			(257.7)		(459,881)		(626,718)
Net income attributable to Grupo Aval shareholders´		US$	404.3	Ps.	721,466	Ps.	622,285
Earnings per share (In Colombian Pesos and US Dollars)		US$	0.021
				Ps.	38.9	Ps.	43.0
Weighted average number of common and preferred fully paid shares outstanding					18,551,545,870		14,471,676,323

(1)	See note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month periods ended June 30, 2012 and 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	Voting common shares									Equity surplus						Total
	Millions of shares	Par value		Additional paid-in capital		Retained earnings				Equity inflation adjustments		Unrealized gains/ (losses) on investments available for sale		Reappraisal of assets		Shareholders’equity
						Appropriated		Unappropriated
Balance at December 31, 2010	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,930,326	Ps.	483,250	Ps.	742,122	Ps.	29,705	Ps.	707,794	Ps.	4,554,555
Issuance of shares	3,673		3,673		2,326,113		-		-		-		-		-		2,329,786
Net income	-		-		-		-		622,285		-		-		-		622,285
Transfer to appropriated retained earnings	-		-		-		483,250		(483,250)		-		-		-		-
Unrealized Gains	-		-		-		-		-		-		(170,500)		-		(170,500)
Reappraisal of assets	-		-		-		-		-		-		-		538,911		538,911
Convertion adjustment	-		-		-		(3,028)		-		-		-		-		(3,028)
Changes in equity surplus	-		-		-		-		-		(230)		-		-		(230)
Dividends declared	-		-		-		(319,658)		-		-		-		-		(319,658)
Donations	-		-		-		(326)		-		-		-		-		(326)
Balance at June 30, 2011	17,617	Ps.	17,617	Ps.	2,973,527	Ps.	2,090,564	Ps.	622,285	Ps.	741,892	Ps.	(140,795)	Ps.	1,246,705	Ps.	7,551,795

Balance at December 31, 2011	18,552	Ps.	18,552	Ps.	3,671,048	Ps.	2,332,030	Ps.	668,996	Ps.	741,892	Ps.	(292,952)	Ps.	1,019,561	Ps.	8,159,126
Issuance of shares	0		0		615		-		-		-		-		-		615
Net income	-		-		-		-		721,466		-		-		-		721,466
Transfer to appropriated retained earnings	-		-		-		668,996		(668,996)		-		-		-		-
Unrealized Gains	-		-		-		-		-		-		110,212		-		110,212
Reappraisal of assets	-		-		-		-		-		-		-		(43,050)		(43,050)
Convertion adjustments	-		-		-		(4,166)		-		-		-		-		(4,166)
Changes in equity surplus	-		-		-		40,123		-		(40,123)		-		-		-
Dividends declared	-		-		-		(400,718)		-		-		-		-		(400,718)
Equity tax paid	-		-		-		-		-		(650)		-		-		(650)
Donations	-		-		-		(1,144)		-		-		-		-		(1,144)
Balance at June 30, 2012	18,552	Ps.	18,552	Ps.	3.671,663	Ps.	2,635,121	Ps.	721,466	Ps.	701,119	Ps.	(182,740)	Ps.	976,511	Ps.	8,541,691
Balance at June 30, 2012 (1) (US dollars)		US$	10.4	US$	2,057.4	US$	1,476.6	US$	404.3	US$	392.9	US$	(102.4)	US$	547.2	US$	4,786.3

(1)	See Note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2012 and 2011

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	U.S. dollars (1)
	June 30, 2012		June 30, 2012		June 30, 2011
Net cash provided by operating activities	US$	1,421.0	Ps.	2.535.977	Ps.	217.483

Cash flows from investing activities:
Increase of loans and financial leases		(3,251.5)		(5,802,541)		(6,042,881)
Proceeds from sales of property, plant and equipment		67.6		120,702		34,831
Increase of debt and equity investments securities		(1,874.9)		(3,346,033)		(23,389)
Acquisition of property, plant and equipment		(214.0)		(381,955)		(274,229)
Other cash provided by investment activities		22.1		39,374		33,131
Net cash provided by investing activities		(5,250.7)		(9,370,453)		(6,272,538)

Cash flows from financing activities:
Dividends paid		(219.7)		(392,190)		(266,471)
Increase of deposits		2,772.0		4,946,928		2,991,831
Increase in interbank borrowings and overnight funds		2,313.7		4,129,090		2,749,363
(Decrease) Increase in borrowings from banks and other		(701.1)		(1,251,348)		202,573
Increase on long term debt (bonds)		614.4		1,096,524		21,534
Decrease in non controlling interest		(114.2)		(203,750)		(206,541)
Issuance of preferred shares		0.3		615		2,079,370
Net cash provided by financing activities		4,665.4		8,325.869		7,571,659

Increase in cash and cash equivalents		835.8		1,491,394		1,516,604
Cash and cash equivalents at beginning of period		6,555.3		11,698,586		9,682,640
Cash and cash equivalents at end of period	US$	7,391.1	Ps.	13,189,980	Ps.	11,199,244
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	US$	1,099.9	Ps.	1,962,907	Ps.	912,456
Income taxes	US$	467.2	Ps.	833,807	Ps.	380,215

(1)	See note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(1)	ORGANIZATION AND BACKGROUND

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund administration businesses in Colombia. Through its investments in BAC Credomatic, Grupo Aval is also present in the Central American banking market in seven countries of the region.

The corporate purpose of Grupo Aval (parent company) includes the purchase and sale of stock, bonds and other securities issued by financial and other commercial entities.

In exercising its activities, and pursuant to its by-laws, Grupo Aval may (i) promote the creation of all types of companies related to its corporate purpose; (ii) represent individuals or legal entities that engage in activities that are similar to those mentioned above; (iii) take or grant loans with or without interest; (iv) create liens on its properties as collateral; (v) issue, endorse, acquire, accept, cancel, collect, contest or pay drafts, checks, promissory notes or any other securities, or deliver them in payment; (vi) acquire, divest, encumber, lease or manage all kind of assets; (vii) subscribe or acquire all types of securities and sell or otherwise dispose of them; (viii) participate in companies that seek similar or complementary corporate purposes and freely divest its capital participations in all such companies, (ix) provide services in those areas related to the activities, experience and knowledge of the company; and (x) in general, enter into and execute all actions and agreements directly related to the above purposes in order to permit the exercise of its rights or compliance with its obligations.

Escision process related to Banco Popular

In these notes we refer to escisión as the process whereby, pursuant to Colombian commercial law, a company segregates a portion of its assets to transfer it to another company.

Banco Popular share ownership reorganization

On June 22, 2011, Rendifín S.A. (“Rendifín”) transferred to Grupo Aval 3,358,446,312 shares of Banco Popular capital stock, representing 43.47% of Banco Popular’s capital stock pursuant to an Escisión Agreement (the “First Escisión Agreement”). As consideration, Grupo Aval issued 2,073,115,004 preferred shares (the “Preferred Shares”) to Rendifín’s shareholders, at an exchange ratio of one (1) Preferred Share per 1.62 common shares of Banco Popular, per the exchange ratio contained in the First Escisión Agreement. The transaction was approved by the Superintendency of Corporations and the Superintendency of Finance.

On September 20, 2011, Grupo Aval completed its acquisition of additional ownership interests in Banco Popular to increase its direct ownership in Banco Popular to 93.73%. The acquisition was undertaken in two tranches with three entities, Rendifin S.A., Popular Securities and Inversiones Escorial S.A. An exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share was applied.

On September 20, 2011, Inversiones Escorial S.A. and Popular Securities S.A, , (together with Rendifin S.A. defined as “Sociedades Escindentes”) transferred to Grupo Aval 1,514,163,994 shares of Banco Popular capital stock, representing 19.6% of Banco Popular’s capital stock, pursuant to the second escisión agreement (the “Second Escisión Agreement”). As consideration, Grupo Aval issued 934,669,126 Preferred Shares to the Sociedades Escindentes’ shareholders, at an exchange ratio of one (1) Preferred Share per 1.62 common shares of Banco Popular, per the exchange ratio contained in the Second Escisión Agreement. The transaction was approved by the Superintendency of Corporations and the Superintendency of Finance of Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

Upon completion of the aforementioned transactions the total amount of Grupo Aval’s outstanding shares is of 18,551,766,453 (including common and preferred shares) and Grupo Aval increased its direct ownership in Banco Popular from 30.66% at December 31, 2010 to 93.73% at December 31, 2011

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

Grupo Aval has prepared these financial statements in accordance with the regulations of the Superintendence of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP” and, together with such regulations, “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries have been adjusted in order to adopt uniform accounting policies as required by Colombian Banking GAAP.

The results of interim periods are not necessarily indicative of results for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with Grupo Aval’s audited financial statements as of December 31, 2011.

b)	Equity tax

In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”).  The Equity Tax accrued on January 1, 2011 amounted to Ps. 783,354 payable in eight equal installments through 2014. The tax rate to be paid by Grupo Aval and its subsidiaries is 6.0% of their net fiscal worth as of January 1, 2011. As of June 30, 2012, Grupo Aval´s remaining consolidated liability was Ps. 469,612.

In accordance with Colombian Banking GAAP this liability was recorded as a deferred charge can be amortized on a straight line basis over 4 year period begining on January 1st, 2011 and ending on December 31st, 2014. According to Colombian regulation, this deferred charge can be amortized against the the “equity inflation adjustment” account in the shareholders’ equity, if such account has a posive balance, or as a tax expense in the statement of income.

c)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries present their financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps. 1,784.60 per US$1.00, which is the market exchange rate at June 30, 2012, as calculated by the Superintendence of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

d)	Shares obtained through the escisión process related to Banco Popular.

The shares obtained through the escisión process related to Banco Popular are recorded at the book value,   just as they were recorded at the Sociedades Escindentes’s financial statements. The difference between the historical cost and the book value of the shares carried by the Sociedades Escindentes was recorded in the “equity surplus/ reappraisal of assets” account for a net value of Ps. 201,750, such value is eliminated during the consolidation process.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

The following table presents the reappraisal recorded as a result of the escisión process:

	June 23, 2011		September 20, 2011		Total
Banco Popular equity at the end of the previous month	Ps.	1,758,109	Ps.	1,789,264		-
Shares outstanding		7,725,326,503		7,725,326,503		7,725,326,503
Book value per share (in pesos)	Ps.	228	Ps.	232		-
Acquired shares in escisión processes		3,358,446,312		1,514,163,995		4,872,610,307

Book value of acquired shares	Ps.	764,306	Ps.	350,696	Ps.	1,115,002
Value recorded as cost		(231,878)		(681,374)		(913,252)
Reappraisal assets in escisión process	Ps.	532,428	Ps.	(330,678)	Ps.	201,750

(3)	CASH AND CASH EQUIVALENTS

The balances of cash and cash equivalents consisted of the following:

	June 30, 2012		December 31, 2011
Colombian peso-denominated:
Cash	Ps.	2,047,676	Ps.	2,001,632
Due from the Colombian Central Bank		4,080,993		3,129,391
Due from domestic banks		233,066		234,284
Remittances of domestic negotiated checks in transit		2,449		2,127
Allowance for cash and cash equivalents		(2,791)		(2,248)
Total peso-denominated		6,361,393		5,365,186
Foreign currency-denominated:
Cash		418,210		481,417
Due from the Colombian Central Bank		343		375
Due from foreign banks		3,924,450		2,735,380
Remittances of foreign negotiated checks in transit		247,719		199,602
Total foreign currency-denominated		4,590,722		3,416,774
Interbank and overnight funds		2,237,865		2,916,627
Total cash and cash equivalents	Ps.	13,189,980	Ps.	11,698,587

The Central Bank of Colombia and of other foreign countries in which subsidiaries of Grupo Aval operate require financial institutions to set aside specific amounts of cash as reserves against their deposits. These reserves may be held as vault cash in a noninterest-bearing account with each of the Central Banks. Though one objective of the reserve requirements is to safeguard liquidity in the banking system, institutions do not look to their reserves as a primary source of liquidity.

Grupo Aval’s banking subsidiaries had reserves in cash and deposits with the Central Banks amounting Ps. 6,547,221 and Ps. 5,288,450 as of June 30, 2012 and December 31 2011, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(4)	INVESTMENT SECURITIES, NET

Investment securities, net consisted of the following:
	June 30, 2012		December 31, 2011
Debt securities:
Trading	Ps.	2,819,721	Ps.	3,554,761
Available for sale		11,325,315		9,693,147
Held to maturity		3,419,209		3,071,883
Total debt securities		17,564,245		16,319,791
Equity securities:
Trading		1,295,094		1,052,282
Available for sale		1,434,839		1,611,891
Total equity securities		2,729,933		2,664,173
Allowance for investment securities		(8,336)		(8,735)
Total investment securities, net	Ps.	20,285,842	Ps.	18,975,229

Investment in trading securities consisted of the following:

	June 30, 2012		December 31, 2011
Trading-debt securities
Colombian peso-denominated:
Colombian Government	Ps.	1,858,245	Ps.	2,181,405
Government entities		122,568		151,874
Financial institutions		317,668		586,848
Corporate bonds		96,264		114,414
Total Colombian-peso denominated		2,394,745		3,034,541
Foreign currency-denominated:
Colombian Government		5,474		28,113
Foreign governments		65,600		111,526
Government entities		44,907		85,366
Financial institutions		268,810		234,730
Corporate bonds		40,186		60,485
Total foreign currency-denominated		424,977		520,220
Total trading-debt securities	Ps.	2,819,721	Ps.	3,554,761

The foreign currency-denominated debt securities issued or secured by the Colombian Government are bonds denominated in U.S. dollars, purchased at nominal value, with annual average interest rates of 1.22%  and 1.30 % for the six-month period ended June 30, 2012 and for the year ended December 31, 2011, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

Available for sale debt securities as consisted of the following:

	June 30, 2012		December 31, 2011
Available for sale debt securities
Colombian peso-denominated:

Colombian Government	Ps.	8,492,451	Ps.	6,834,260
Financial institutions		57,121		54,813
Government entities		81,292		61,097
Others (1)		322,819		383,873
Total Colombian peso-denominated		8,953,683		7,334,043
Foreign currency-denominated:
Colombian Government		410,129		623,027
Government entities		54,213		237,984
Foreign government		736,512		653,699
Financial institutions		1,054,792		711,888
Others (1)		115,986		132,506
Total foreign currency-denominated		2,371,632		2,359,104
Total available for sale debt securities	Ps.	11,325,315	Ps.	9,693,147

(1)	Primarily includes securitizations.

Investment classified as held to maturity debt securities consisted of the following:

	June 30, 2012		December 31, 2011
Held to maturity debt securities
Colombian peso- denominated:
Colombian government	Ps.	710,575	Ps.	763,160
Colombian Government entities		2,332,927		2,250,100
Financial institutions		1,864		2,374
Corporate bonds		1,879		10,457
Total peso-denominated		3,047,245		3,026,091
Foreign currency-denominated:
Colombian government entities		1,913		15,126
Foreign government		14,405		11,854
Financial institutions (1)		331,673		14,486
Other		23,973		4,326
Total foreign currency-denominated		371,964		45,792
Total held to maturity debt securities	Ps.	3,419,209	Ps.	3,071,883

(1)	Increase is due to the acquisition of corporate bonds in foreign currency by Corficolombiana.

Grupo Aval sold equity and debt securities available for sale for Ps. 183,372 and Ps. 60,504 during the six-month period ended June 30, 2012 and for the year ended December 31, 2011, respectively.

The maturity and yield of debt securities held to maturity, as of June 30, 2012, were as follows:

	Balance		Yield(1)
Maturity
One year or less	Ps.	2,785,805	2.82%
One year through five years		631,224	3.74%
Five years through ten years		2,180	9.57%
Total	Ps.	3,419,209	2.99%

(1)	Calculated using internal return rate (IRR) as of June 30, 2012.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)
Investment classified as trading equity securities consisted of the following:

	June 30, 2012		December 31, 2011
Trading-equity securities

Colombian peso-denominated:
Private investment funds (1)	Ps.	883,922	Ps.	693,446
Mandatory Investment Funds		360,056		308,489
Common investment funds		41,016		40,750
Bolsa de Valores de Colombia S.A.		1,697		3,368
Others		7,043		5,630
Total Colombian peso-denominated		1,293,734		1,051,683

Foreign currency-denominated:
Banco de Comercio - Perú		-		563
Investment Funds		1,360		36
Total foreign currency-denominated		1,360		599
Total trading-equity securities	Ps.	1,295,094	Ps.	1,052,282

(1)
On February 10, 2011 Corficolombiana invested in a private fund (Fondo de Capital Privado Corredores Capital I) Ps. 424,585 to participate in the acquisition of shares or any other securities related with companies in USA, South America, Central America and The Caribbean.

Available for sale equity securities consisted of the following:

	Ownership % as of June 30, 2012			Ownership % as of December 31, 2011
Available for sale-equity securities
Promigás S.A. E.S.P. (1)	25.0%	Ps.	808,111	14.4%	Ps.	533,165
Empresa De Energía de Bogotá “EEB”	3.6%		325,515	3.6%		384,402
Proenergia Internacional S.A.	-		-	10.0%		117,482
Promigas Holding (1)	-		-	20.3%		112,524
Promigas Investment (1)	-		-	20.3%		100,351
Promigas LTD (1)	-		-	20.3%		100,351
Mineros S.A.	7.0%		81,508	7.0%		87,905
Gas Natural S.A.	1.7%		53,481	1.7%		53,481
Concesionaria Ruta del Sol S.A. (2)	33.0%		86,562	33.0%		41,534
Bolsa de Valores de Colombia S.A. “BVC”	4.5%		18,033	3.4%		17,215
Jardín Plaza S.A.	17.8%		10,031	17.8%		10,031
Concesionaria Tibitoc S.A.	33.3%		9,823	33.3%		9,823
Titularizadora Colombiana S.A.	10.0%		6,867	10.0%		6,867
Redeban Redmulticolor S.A.	20.2%		4,552	20.2%		4,552
Sociedad Transportadora de Gas de Occidente S.A.	2.8%		3,601	2.8%		4,236
Aerocali S.A.	33.3%		2,474	33.3%		2,474
Textiles del Espinal S.A.	8.6%		2,399	8.6%		2,399
ACH Colombia S.A.	33.8%		2,380	33.8%		2,380
Deposito Centralizado de Valores de Colombia “DECEVAL”	8.0%		2,843	8.0%		2,843
Others			16,658			17,876
Total available for sale equity securities		Ps.	1,434,839		Ps.	1,611,891

(1)
In addition to the 14.39% direct interest held by Corficolombiana in Promigas S.A. E.S.P. or “Promigas”, in February 2011, Corficolombiana acquired a 10.58% indirect economic interest in the company through the acquisition of a 20.30% stake in Promigas Holding, Promigas Investment and Promigas Ltd, which together held a 52.13% direct interest in Promigas.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

On June 5, 2012, the 10.58% indirect economic interest held by Corficolombiana in Promigas was transferred to CFC Limited, a wholly-owned subsidiary of Corficolombiana through an escisión. Following additional restructuring, CFC Limited merged into CFC Gas Holdings SAS, a Colombian wholly-owned subsidiary of Corficolombiana,

On June 13, 2012, CFC Limited paid dividends in kind of Ps 19.704 billion representing a foreign exchange gain caused by the peso-U.S. dollar appreciation that was recorded in the books of Promigas Holding, Promigas Investment and Promigas Ltd. prior to the escisión; and on June 27, 2012, CFC Gas Holdings SAS paid Ps 38.830 billion of dividends in cash representing dividends declared by Promigas to Promigas Holding, Promigas Investment and Promigas Ltd., before the escisión, on their 10.58% economic interest. Since February 2011, and up to the moment of the above mentioned escisión, Promigas Holding, Promigas Investment and Promigas Ltd were not consolidated entities by Corficolombiana.

(2)
In 2009, “Consesionaria Ruta del Sol S.A.”, signed an agreement with the Instituto Nacional de Concesiones or INCO, for the construction, operation and maintenance of a 528 km in length public toll road. Under the agreement “Consesionaria Ruta del Sol S.A.” would bear all costs of construction in exchange of having the right to impose and collect a toll on road users for a period of fifteen years ending in 2025.

Dividends received from equity investments amounted to Ps. 89,808 and Ps. 77,740 for the six-month periods ended June 30, 2012 and 2011, respectively.

(1)	All equity investments were classified as category A except for the investments shown in the table below:

	Category	June 2012 Allowance		Category	December 2011 Allowance
Agroganadera del Valle S.A.	E	Ps.	22	E	Ps.	22
Camara de Compensacion de Divisas	B		16	B		16
CCI Marketplace S. A.	C		133	D		138
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	C		117	C		107
Empresa de Desarrollo Urbano de Barranquiilla - Edubar	E		143	D		143
Fabrica de Textiles del Tolima Fetaxtol	E		379	E		379
Inducarbón	E		1	E		1
Inmobiliaria Selecta S.A.	D		84	D		84
Inversiones FCPM Holdings	E		368	E		433
Inversiones Sides S.A.S.	B		43	-		-
Petróleos Colombianos Limited	E		89	E		96
Petróleos Nacionales S.A.	E		257	E		257
Promotora de Inversiones de Santander S.A. Promisan S.A. En liquidación	E		30	E		30
Promotora de Inversiones Ruitoque S. A. (Promisión)	B		198	B		198
Promotora Industrial Comercial y Turística de Sevilla S.A.	E		2	E		3
Promotora la Alborada S.A.	E		316	E		316
Promotora la Enseñanza	E		70	E		70
Propalma S.A.	E		13	E		13
Reforestadora de Santa Rosalia	E		12	E		12
Textiles el Espinal S.A.	E		2,399	E		2,399
Triple A Barranquilla	E		15	E		15
Total allowance for available for sale equity securities		Ps.	4,707		Ps.	4,732

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

Allowance for investment securities as of June 30, 2012 and December 31, 2011, were as follows:

	June 30, 2012		December 31, 2011
Debt securities:
Trading	Ps.	1,316	Ps.	1,720
Available for sale		2,313		2,283
Total debt securities		3.629		4,003
Equity securities:
Available for sale		4,707		4,732
Total equity securities		4,707		4,732
Total allowance for investment securities	Ps.	8,336	Ps.	8,735

(5)	LOANS AND FINANCIAL LEASES, NET

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendence of Finance and were as follows:

As of June 30, 2012

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A” Normal risk	Ps.	39,945,919	Ps.	19,945,793	Ps.	256,309	Ps.	3,875,975	Ps.	5,467,641	Ps.	69,491,637
“B” Acceptable risk		1,381,297		388,682		8,209		102,576		260,231		2,140,995
“C” Appreciable risk		649,878		304,262		3,982		62,164		51,959		1,072,245
“D” Significant risk		362,393		392,069		3,008		20,713		91,199		869,382
“E” Unrecoverable		259,451		142,703		9,711		24,754		25,743		462,362
Total loans and financial leases	Ps.	42,598,938	Ps.	21,173,509	Ps.	281,219	Ps.	4,086,182	Ps.	5,896,773	Ps.	74,036,621
Allowance for loans and financial leases losses		(1,199,783)		(974,361)		(14,595)		(29,083)		(179,901)		(2,397,723)
Net Book Value	Ps.	41,399,155	Ps.	20,199,148	Ps.	266,624	Ps.	4,057,099	Ps.	5,716,872	Ps.	71,638,898

As of December 31, 2011

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A” Normal risk	Ps.	37,962,254	Ps.	18,675,229	Ps.	270,609	Ps.	3,975,342	Ps.	4,767,843	Ps.	65,651,277
“B” Acceptable risk		1,431,281		309,831		3,525		116,004		229,274		2,089,915
“C” Appreciable risk		529,818		266,578		1,895		70,797		51,345		920,433
“D” Significant risk		362,832		327,854		1,683		18,241		83,509		794,119
“E” Unrecoverable		259,359		156,393		6,455		37,993		31,796		491,996
Total loans and financial leases	Ps.	40,545,544	Ps.	19,735,885	Ps.	284,167	Ps.	4,218,377	Ps.	5,163,767	Ps.	69,947,740
Allowance for loans and financial leases losses		(1,191,324)		(902,648)		(10,267)		(40,996)		(161,265)		(2,306,500)
Net Book Value	Ps.	39,354,220	Ps.	18,833,237	Ps.	273,900	Ps.	4,177,381	Ps.	5,002,502	Ps.	67,641,240

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

The following table represents a summary of troubled loans that have been restructured:

	June 30, 2012		December 31, 2011
Ordinary restructurings	Ps.	1,171,279	Ps.	1,129,243
Extraordinary restructurings		9,941		11,399
Under Law 550		105,887		196,891
Under Law 617		273,410		281,879
Creditor agreement proceedings		38,151		40,206
Interest and other receivables items		36,288		34,534
Under Law 1116		150,515		16,992
Restructured loans		1,785,471		1,711,144
Allowances for loan losses		(489,221)		(443,080)
Restructured loans, net	Ps.	1,296,250	Ps.	1,268,064

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses:

	June 30, 2012		December 31, 2011
Balance at beginning of period	Ps.	2,306,500	Ps.	2,183,886
Balance at beginning of period (Acquisition) (*)		5,486		1,665
Allowance for financial leasing reclassification		-		84
Provision for loan losses		1,040,657		1,965,305
Charge-offs		(315,225)		(676,696)
Effect of changes in foreign exchange rate		(18,312)		10,049
Reclassification – Securitization		(1,016)		(9,667)
Recovery of provisions		(620,367)		(1,168,126)
Balance at end of period	Ps.	2,397,723	Ps.	2,306,500

(*) Banco de Bogotá acquired Ps. 5,486 of loans previously recorded in a trust. 100% of such loans were part of Corficolombiana´s loan portfolio were, at the time of the acquisition, 100% provisioned.

Recoveries of charge-offs are recorded separately in the consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(6)	OTHER ASSETS, NET

Other assets, net consisted of the following:
	June 30, 2012		December 31, 2011
Total interest accrued on loans and financial leases, net (1)	Ps.	664,257	Ps.	583,520
Bankers’ acceptances, spot transactions and derivatives (2)		345,350		418,809
Accounts receivable, net (1)		1,609,251		1,612,903
Property, plant and equipment, net		1,817,697		1,761,309
Operating leases, net		364,646		323,249
Foreclosed assets, net		88,405		77,761
Prepaid expenses and deferred charges (3)		1,883,622		1,956,204
Goodwill, net		2,899,495		3,110,745
Reappraisal of assets (4)		2,459,950		2,269,701
Assets held for sale		486,929		402,472
Value added tax deductible and withholding taxes		152,167		38,692
Restricted deposits		166,320		109,115
Investment in trusts		31,146		32,808
Prepaid taxes		428,803		65,507
Assets available for lease contracts		302,864		338,739
Joint ventures		80,334		75,663
Other		93,770		67,689
Total		13,875,006		13,244,886
Less: Allowance		(61,369)		(58,075)
Total other assets, net	Ps.	13,813,637	Ps.	13,186,811

(1)	Accrued interest receivable on loans and financial leases and accounts receivable, net, consisted on the following:

	June 30, 2012		December 31, 2011
Accrued interest receivable on loans and financial leases	Ps.	737,359	Ps.	644,676
Allowance for accrued interest losses		(73,102)		(61,156)
Total interest accrued on loans and financial leases, net		664,257		583,520
Accounts receivable:
Payments on behalf of customers		220,270		200,637
Commissions and fees		56,972		56,913
Governmental institutions (*)		74,141		221,691
Advances to contractors and suppliers		632,968		541,190
Receivable from customers		75,173		74,301
Advance in commitment to purchase		37,092		27,751
Dividends		43,993		26,298
Warehouse services		28,567		32,488
Insurance claims		10,111		5,553
Taxes		39,145		17,630
Sale of services and goods		128,857		172,096
Other receivables (**)		378,514		346,401
Total accounts receivable	Ps.	1,725,803	Ps.	1,722,949
Allowance for accounts receivable losses		(116,552)		(110,046)
Total accounts receivable, net		1,609,251		1,612,903
Total accrued interest receivable on loans and financial leases and accounts receivable, net	Ps.	2,273,508	Ps.	2,196,423

(*)  Balance owed by the Colombian Government related to investments made by Grupo Aval in road concessions that were not subsequently renewed by the grantor and that, based on previously signed agreements by both parties, will be fully reimbursed to Grupo Aval in 2012 including interest.

(**) Primarily includes Ps. 252,405 and Ps. 270,341 as of June 30, 2012 and December 31, 2011, respectively, of credit card´s accounts receivable.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

The changes in allowance for accrued interest receivable on loans and financial leases and accounts receivable were as follows:

	June 30, 2012		June 30, 2011
Balance at beginning of period	Ps.	171,202	Ps.	151,657
Provision for uncollectible amounts		77,632		73,305
Charge-offs		(29,697)		(33,903)
Recovery of provisions (*)		(37,105)		(36,390)
Reclassification – Securitization		209
Effect of changes in foreign exchange rate		7,413		3,410
Balance at end of period	Ps.	189,654	Ps.	158,079

(*)  Includes Ps. 1,626 of recovery of provisions for other assets from Corficolombiana, as of June 30, 2012.

(2)	Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives were as follows:

	June 30, 2012		December 31, 2011
Bankers’ acceptances
Total bankers’ acceptances	Ps.	86,858	Ps.	116,632
Derivatives (at fair values)
Spot transactions, net
Total rights		89,409		43,670
Total obligations		(89,393)		(43,629)
Total spot transactions, net		16		41
Forward contracts
Total rights		8,553,116		7,607,829
Total obligations		(8,367,732)		(7,397,507)
Total forward contracts, net		185,384		210,322
Futures contracts
Total rights		602,132		514,272
Total obligations		(601,964)		(514,162)
Total futures contracts, net		168		110
Swaps
Total swaps, net		54,613		51,385
Options
Total options, net		18,311		40,319
Total bankers’ acceptances, spot transactions and derivatives	Ps.	345,350	Ps.	418,809

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(3)	Prepaid expenses and deferred charges consisted of the following:

	June 30, 2012		December 31, 2011
Prepaid expenses:
Insurance premiums	Ps.	21,286	Ps.	15,124
Interest		-		4,511
Leases		1,356		1,281
Equipment maintenance		1,981		2,340
Other		70,819		73,934
Total prepaid expenses	Ps.	95,442	Ps.	97,190
Deferred charges:
Pre-operating and reorganization expenses	Ps.	4,032	Ps.	5,421
Remodeling expenses		9,807		17,016
Computer programs		79,846		78,691
Improvements on road constructions and inflation adjustments (*)		769,059		669,214
Leasehold improvements		44,082		47,003
Advertising		5,322		9,127
Deferred income tax asset (**)		116,293		132,667
Fees and commissions		25		43
Studies and projects		175,498		144,565
Equity tax		489,596		587,516
Other		94,620		167,751
Total deferred charges	Ps.	1,788,180	Ps.	1,859,014
Total prepaid expenses and deferred charges	Ps.	1,883,622	Ps.	1,956,204

(*) In 1993, “Proyecto de Infraestructura S.A. Pisa”, entered into an agreement with “Departamento del Valle del Cauca”, for the construction, operation and maintenance of a public highway. According to the agreement “Proyecto de Infraestructura S.A. Pisa” would fund all the construction costs in exchange for the right to charge and collect a toll to the users of the highway for a period of about fourteen years.

In 1994, “Sociedad Concesionaria Vial de los Andes S.A.” entered into an agreement with “Instituto Nacional de Vías”, for the construction, operation and maintenance of a public highway. According to the agreement “Sociedad Concesionaria Vial de los Andes S.A.”, would fund all the construction costs in exchange for the right to charge and collect a toll to the users of the highway for a period of about fifteen years.

In 1995, “Concesiones CCFC S.A.”, entered into an agreement with “Instituto Nacional de Vías”, for the construction, operation and maintenance of a public highway. According to the agreement “Concesiones CCFC S.A.”, would fund all the construction costs in exchange for the right to charge and collect a toll to the users of the highway for a period of twenty years.

(**) Deferred income tax assets relates to the following temporary differences:

	June 30, 2012		December 31, 2011
Deferred income tax asset
Estimated liabilities	Ps.	57,031	Ps.	55,954
Bankers’ acceptances and derivatives		6,388		22,319
Deferred charges		4,180		1,802
Other		48,694		52,592
Total deferred income tax asset	Ps.	116,293	Ps.	132,667

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(4)	The following table describes reappraisals of assets:

	June 30, 2012		December 31, 2011
Reappraisal of property plant and equipment	Ps.	2,220,191	Ps.	2,126,951
Revaluation of investments		229,000		131,991
Reappraisal of other assets		10,759		10,759
Total reappraisal of assets		2,459,950		2,269,701
Less: Non-controlling interests		(1,483,440)		(1,250,140)
Total equity revaluations	Ps.	976,511	Ps.	1,019,561

(7)	TIME DEPOSITS

Certificates of time deposit (classified per maturity at the inception date) were as follows:

	June 30, 2012		December 31, 2011
Less than six months	Ps.	5,998,908	Ps.	6,940,221
Between six to twelve months		4,817,827		4,389,043
Between twelve and eighteen months		2,975,903		2,930,874
More than 18 months		12,289,881		8,370,355
Total certificates of time deposits	Ps.	26,082,519	Ps.	22,630,493

(8)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds were as follows:

	June 30, 2012		December 31, 2011
Ordinary interbank funds purchased	Ps.	308,180	Ps.	594,116
Commitments of investment in simultaneous operations		1,591,056		1,936,713
Commitments of closed repo operations (*)		4,988,126		593,857
Commitments of open repo operations (*)		437,392		100,459
Total interbank and overnight funds	Ps.	7,324,754	Ps.	3,225,145

(*) Increase primarily corresponds to the constitution of repo operations by Corficolombiana with Banco de la Republica.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(9)	BORROWINGS FROM BANKS AND OTHERS

Borrowings from banks and others were as follows:

	Interest rates	June 30, 2012		December 31, 2011
Banco de Comercio Exterior (“Bancoldex”) (*)	-0.57% to 16.00%	Ps.	984,510	Ps.	1,224,976
Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) (*)	0.0% to 16.00%		566,596		601,895
Financiera de Desarrollo Territorial (“FINDETER”) (*)	1.16 % to 9.80%		952,373		1,075,625
Foreign Banks (**)	0.60% to 11.30%		5,067,735		6,443,326
Other financial institutions	2.70% to 26.80%		904,696		647,809
Indebtedness to related parties	DTF +3%		1,153,750		1,444,120
Total borrowings from banks and others		Ps.	9,629,660	Ps.	11,437,751

(*)
The Colombian Government has established programs to promote the development of specific sectors of the economy, including foreign trade, agriculture, tourism and many other industries. These programs are managed by the Colombian Central Bank and various government entities such asBanco de Comercio Exterior (“Bancoldex”), Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) and Financiera de Desarrollo Territorial (“FINDETER”).

(**)
Includes a three-year U.S$500 million (Ps. 892,300 million) loan agreement entered by Banco de Bogotá with various financial institutions, and Citigroup Global Markets Inc., HSBC Securities Inc., and J.P. Morgan Securities LLC, as joint lead arrangers, on December 19, 2011. Borrowings under the facility will accrue interest at three- or six-month LIBOR, at Banco de Bogotá’s election, plus 225 bPs.

Maturities of borrowings from banks and others as of June 30, 2012 are as follows:

2012	Ps.	2,307,115
2013		1,368,432
2014		1,993,838
2015		832,888
2016		751,726
2017 and thereafter		2,375,661
Total borrowings from banks and others	Ps.	9,629,660

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(10)	BONDS

Companies are authorized by the Superintendency of Finance to issue secured and unsecured bonds. As of June 30, 2012 and December 2011, the majority of the bonds issued by Grupo Aval and its subsidiaries are unsecured and are solely obligations of each issuer.

As of June 30, 2012 and December 31, 2011, bond issued were as follows:

Issuer	Issuance date	June 30, 2012	December 31, 2011	Maturity			Interest Rate
BAC Honduras	oct - 09	12,714	14,163	oct-12			14.38%,14.99%
	nov -09	10,146	11,303	oct-12			14.38%,14.99%
	dec - 09	24	26	oct-12			14.38%,14.99%
		22,884	25,492
Banco de America Central	mar-07	-	19,427	mar-12			4,19%
	may-07	-	19,427	mar-12			3.58%
	jan-08	17,846	19,427	jan-13			3.94% to 3.98%
	nov-08	26,769	29,141	nov-13			4,17%
	feb-09	26,769	29,141	feb-14			5,02%
	dec-10	22,512	23,170	jan-12			4.00%
	dec-11	7,745	7,771	dec-16			4.25%
	may-12	20,465	-	may-17			4.25%
		122,106	147,504
Banco de Bogotá S.A.	apr-08 (1)	211,792	209,960	apr-15			ICP+7.00% 4 UVR+7.00% to DTF+3.00%
	feb-10 (1)	209,046	206,545	feb-17			ICP+5.33% to UVR+5.29%,ICP +5.45% to UVR +5.45%.
	dec-11 (2)	1,065,988	1,165,619	jan-17			5.00%
		1,486,826	1,582,124
Banco de Occidente S.A.	aug-06 (1)	75,000	75,000	aug-13			DTF + 5.58%
	aug-07 (1)	80,000	80,000	aug-07	to	feb-15	DTF + 5.90%
	aug-08	186,910	186,910	aug-08	to	aug-18	DTF + 2.70% to ICP + 7.00%
	jun-07	53,842	135,406	jun-11	to	jun-14	DTF + 2.90% to ICP + 6.60%
	mar-09	174,536	236,439	mar-11	to	mar-19	DTF + 1.30% to DTF + 1.60% + ICP + 5.00% to ICP + 6.00%
	may-05 (1)	-	40,000	may-12			ICP + 5.09%
	nov-10	550,000	550,000	nov-10	to	nov-15	ICP + 2.72% to DTF + 1.35% to IBR + 1.42%
	oct-06 (1)	44,680	44,680	oct-13			ICP + 5.75%
	mar-11	400,000	400,000	mar-11	to	mar-16	ICP+2.49% + ICP+3.05%, 6.65%, 7.25%
	sep-11	247,119	247,119	sep-21			ICP + 4.5%
	feb-12	200,000	-	feb-21			ICP + 4.65%
		2,012,087	1,995,554
Banco Popular S.A.	oct-10	243,000	300,000	apr-12	to	oct-13	IBR + 1,10% MV to ICP+2,64%TV
	jun-10	47,575	151,158	dec-11	to	jun-13	DTF+ 0,95%TV to 4,98%MV to ICP + 3,23%TV to IBR + 1,20% MV
	feb-10	260,800	400,300	feb-12	to	feb-15	DTF + 1,10% TV to ICP + 3,30%TV to IBR + 1,44% MV
	jul-08 (1)	100,000	100,000	jul-15			ICP + 7,70%TV
	sep-06 (1)	100,000	100,000	sep-13			ICP + 5,49%TV
	aug-11	400,000	400,000	feb-13	to	aug-15	ICP + 7,00%TV
	jan-12	400,000	-	jun-13	to	jan-17	IBR+1.80%
							DTF+1.82% IPC+3.90%
		1,551,375	1,451,458

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

Issuer	Issuance date	June 30, 2012		December 31, 2011		Maturity			Interest Rate
Concesionaria Vial de los Andes S.A.	jul-07		47,700		47,700	jul-12	to	jul-14	ICP + 5.50% to ICP + 5.70%
			47,700		47,700
BAC Credomatic Guatemala	jan-11		45		11,365	jan-12	to	jan-14	5.14% to 8.69%
	feb-11		-		10,989	feb-12			6.31% to 8.50%
	mar-11		-		9,722	mar-12			6.31% to 8.69%
	apr-11		-		12,224	oct-11	to	apr-12	6.31% to 8.69%
	may-11		-		11,866	nov-11			6.31% to 8.50%
	jun-11		-		16,191	nov-11	to	jun-12	4.89% to 8.69%
	jul-11		14,079		15,663	jul-12			5.84% to 8.25%
	aug-11		13,969		15,675	aug-12			5.84% to 8.25%
	sep-11		14,141		18,471	sep-12			5.84% to 8.45%
	oct-11		6,276		15,790	oct-12			5.84% to 8.45%
	nov-11		11,318		13,676	nov-12			6.00% to 8.30%
	dec-11		7,043		13,136	dec-12			5.84% to 8.22%
	jan-12		14,779		-	jan-13			5.14% to 8.69%
	feb-12		16,939		-	feb-13			6.31% to 8.50%
	mar-12		12,931		-	mar-13			4.65% to 8.25%
	apr-12		14,518		-	apr-13			4.65% to 8.25%
	may-12		15,792		-	may-13			4.65% to 8.50%
	jun-12		21,994		-	jun-13			4.65% to 8.50%
			163,824		164,768
Grupo Aval Acciones y Valores S.A.	apr-05		-		94,700
						apr-12			ICP + 5.60%
	oct-05		100,000		100,000	oct-11	to	oct-15	ICP + 2.63% to ICP + 3.37%
	dec-09		749,733		749,733	dec-14	to	dec-24	ICP + 3.69% to DTF + 1.14%
			849,733		944,433
Grupo Aval Limited (3)	jan-12		1,070,760		V -	feb-17			5.25%
			1,070,760		-
Industrias Lenher S.A. (4)	jun-00		1,053		1,053				4.98%
			1,053		1,053
Leasing Corficolombiana	jan-05		9,861		10,117	jan-13	to	oct-14	6.91% to 8.70%
	jan-09		116,032		116,032	mar-13			7.18%
			125,893		126,149
Proyectos de Infraestructura S.A	may-09		80,000		80,000	may-19			ICP + 6.59% to ICP + 6.90%
			80,000		80,000
		Ps.	7,534,241	Ps.	6,566,235

(1)	Subordinated Bonds.

(2)	On December 2011, Banco de Bogotá issued a five year bond of US$600 million in the international market under rule 144-A/Reg S with a coupon of 5%, at 98.898% of its nominal value.

(3)
On January 23, 2012, Grupo Aval through its subsidiary in Cayman Island, Grupo Aval Limited, issued a five year bond of US$ 600 million in the international market under rule 144-A/Reg S with a coupon of 5.25% at 99.458% of its nominal value.

(4)
As part of its restructuring process, Industrias Lenher S.A. issued convertible bonds for Ps. 13,464 in April 2002. These bonds were offered to Lenher´s creditors to cover all or part of the accounts receivable that they had with the company. All bondholders had the right to exchange their bonds into shares at any time; the amount outstanding of Ps. 1,053 reflects the portion of the issuance that has not yet been converted.

In the table above “IBR” refers to the Colombian interbanking short-term borrowing rate.

Interest accrued for the six-month periods ended June 30, 2012 and 2011 amounted to Ps. 260,400 and Ps. 164,536, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)
The scheduled maturities of bonds as of June 30, 2012 are as follows:

2012	Ps.	190,769
2013		2,144,319
2014		343,086
2015		810,728
2016		225,128
2017 and thereafter		3,820,211
Total	Ps.	7,534,241

(11)	OTHER LIABILITIES

Other liabilities were as follows:

	June 30, 2012		December 31, 2011
Bankers´ acceptances and derivatives	Ps.	282,749	Ps.	468,964
Accounts payable (1)		2,912,674		3,093,949
Accrued interest payable		394,985		313,030
Estimated liabilities		1,011,838		855,261
Consolidated severance and interest on severance		60,595		87,290
Accrued vacations		73,001		69,197
Other labor benefits		86,319		70,493
Unearned interest (2)		57,995		56,076
Unapplied payments from customers		277,306		296,738
Deferred income		6,305		7,228
Dormant deposits		23,917		25,562
Pension obligations (3)		309,866		298,994
Deferred income tax (4)		207,352		183,691
Interest		2,837		8,592
Joint ventures		21,862		21,106
Other		313,389		322,797
Total other liabilities	Ps.	6,042,990	Ps.	6,178,968

(1)	Accounts payable were as follows:

	June 30, 2012		December 31, 2011
Dividends payable	Ps.	393,760	Ps.	377,815
Suppliers		399,774		551,476
Contribution on financial transactions		31,323		31,995
Taxes		689,400		915,168
Collections for third parties		279,946		152,826
Withholdings and labor contributions		83,771		48,977
Insurance		244,128		236,604
Pending checks		49,568		45,235
Other		741,004		733,853
Total accounts payable	Ps.	2,912,674	Ps.	3,093,949

(2)	Unearned interest primarily consists of prepayments of interest by customers.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(3)	The following is an analysis of Grupo Aval’s banking subsidiaries pension obligations:

	Pension liability		Deferred cost		Net pension liability
Balance at December 31, 2010	Ps.	347,996	Ps.	(67,415)	Ps.	280,581
Adjustment per actuarial valuation		51,586		(51,586)		-
Benefits paid		(32,662)		-		(32,662)
Pension expense		-		51,075		51,075
Balance at December 31, 2011	Ps.	366,920	Ps.	(67,926)	Ps.	298,994
Adjustment per actuarial valuation		614		(614)
Benefits paid		(15,175)		-		(15,175)
Pension expense		-		26,047		26,047
Balance at June 30, 2012	Ps.	352,359	Ps.	(42,493)	Ps.	309,866

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	June 30, 2012	June 30, 2011
Discount rate	4.8 % to 7.4%	4.8 % to 7.7%
Future pension increases	2.0 % to 3.3%	2.0 % to 3.5%

(4)	Deferred income tax liability relates to the following temporary differences:

	June 30, 2012		December 31, 2011
Deferred income tax liabilities
Unrealized gains on investment securities	Ps.	7,722	Ps.	4,255
Property, plant and equipment		41,178		38,096
Unrealized gains on derivatives		28,164		5,522
Deferred charges		10,230		10,401
Pension plan		21,052		21,052
Allowance for loan losses		4,802		6,657
Accrued expenses		4,080		6,509
Other		90,124		91,199
Total deferred income tax liabilities	Ps.	207,352	Ps.	183,691

(12)	NON-CONTROLLING INTEREST

Non-controlling interest in Grupo Aval consisted of the following:
	June 30, 2012		December 31, 2011
Banco de Bogotá and its subsidiaries	Ps.	4,206,791	Ps.	4,031,852
Banco de Occidente and its subsidiaries		717,231		561,147
Banco Comercial AV Villas and its subsidiaries		198,610		192,125
Banco Popular and its subsidiaries		153,719		141,905
Total non-controlling interest	Ps.	5,276,351	Ps.	4,927,029

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(13)	SHAREHOLDERS´ EQUITY

The number of shares authorized, issued and outstanding was follows:

	June 30, 2012	December 31, 2011
Number of shares:
Common shares subscribed	13,806,691,240	13,943,983,975
Unpaid shares subscribed	-	(1,652)
Total common shares subscribed	13,806,691,240	13,943,982,323
Convertion of common shares into preferred shares	(117,370,221)	(137,291,083)
Total common shares subscribed and paid	13,689,321,019	13,806,691,240
Preferred shares subscribed	4,745,075,213	4,608,248,935
Unpaid preferred shares subscribed		(464,805)
Conversion of common shares into preferred shares	117,370,221	137,291,083
Total preferred shares subscribed and paid	4,862,445,434	4,745,075,213
Total common and preferred shares paid and outstanding	18,551,766,453	18,551,766,453
Total amount in millions of shares	18,552	18,552

A public offering of 1,600,000,000 preferred shares was completed between March 22, 2011, and May 12,2011. As a result, capital increased by Ps. 1,600 and additional paid in capital increased in Ps. 2,077,770.

Another capital increase was obtained through the escisión process related to Banco Popular whereby Grupo Aval Acciones y Valores S.A. issued 2,073,115,007 preferred shares. As a result capital increased by Ps. 2,073 and additional paid in capital by Ps. 248,343.

A second escisión process whereby Grupo Aval obtained an additional participation of 19.56% in Banco Popular was completed on September 20, 2011. Grupo Aval issued 934,669,126 prefered shares, increasing its capital by Ps. 935 million and its additional paid-in capital by Ps. 697,519 million.

Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less that one Colombian peso (Ps.1).  Preferential minimum dividends are not cumulative.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(14)	MEMORANDUM ACCOUNTS

Memorandum accounts consisted of the following:

	June 30, 2012		December 31, 2011
Trusts:
Investment funds and assets from third parties held in trusts	Ps.	49.870.488	Ps.	47,724,152
Commitments receivable:
Securities transferred in repos and simultaneous transactions		7,270,201		3,318,200
Interests on loans		294,653		274,317
Rights in options		995,688		1,162,905
Lease rents receivable		7,513,946		7,330,035
Call options receivable		379,939		385,309
Other		909,836		1,136,560
Total commitments receivable		17,364,263		13,607,326
Commitments payable:
Unused credit card limits		9,820,045		9,538,766
Civil demands against the bank		672,176		646,367
Issued and confirmed letters of credit		924,253		638,059
Unused lines of credit		2,959,849		2,807,012
Bank guarantees		2,222,519		1,906,647
Approved credits not disbursed		1,839,185		2,013,505
Other		1,233,739		2,190,532
Total commitments payable		19,671,766		19,740,888
Total commitments accounts:		37,036,029		33,348,214

Memorandum accounts in favor:
Tax value of assets		106,432,420		92,288,818
Assets and securities given in custody		6,366,337		6,312,275
Assets and securities given as a collateral		2,105,052		444,257
Trading investments in debt securities		2,786,422		3,354,678
Written-off assets		4,141,021		3,997,275
Investments held to maturity		3,382,257		3,019,305
Adjustments for inflation of assets		1,044,824		1,048,890
Investments available for the sale in debt securities		8,464,392		6,686,579
Amortized debt securities investment		1,972,828		1,829,104
Other		75,007,367		62,578,098
Total memorandum accounts in favor		211,702,920		181,559,279
Memorandum accounts against:
Assets and securities received as collateral		47,120,209		47,129,540
Loans plus interest receivable on loans		74,360,355		70,229,105
Assets and securities received in custody		5,921,618		7,608,787
Tax value of shareholders’ equity		17,111,404		14,085,921
Adjustment for inflation of equity		1.895.378		1,896,223
Merchandise in owned warehouses		1,657,878		1,880,832
Other		22,295,523		20,409,929
Total memorandum accounts against		170,362,365		163,240,337
Total memorandum accounts:		382,065,285		344,799,616
Total assets in trusts, commitment and memorandum accounts	Ps.	468,971,802	Ps.	425,871,982

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(15)	PROVISION FOR LOANS AND OTHER ASSETS, NET

The following table presents the components of provision for investment, loans and other assets, net:
	June 30, 2012		June 30, 2011

Provision for loan losses, interest and other receivables, net	Ps.	462,524	Ps.	441,717
(Recovery) provision for charged off assets		(65,281)		(78,071)
Provision (recovery) for foreclosed assets and other assets		13,591		(137,281)
Total provisions, net	Ps.	410,834	Ps.	226,365

(16)	OTHER OPERATING INCOME, NET

The following table presents the components of total other operating income, net:

	June 30, 2012		June 30, 2011
Revenues from services and commissions	Ps.	1,160,481	Ps.	1,102,397
Loss on foreign exchange transactions		(106,581)		(64,646)
Gain on derivative transactions		172,958		116,026
Gain on sale of variable interest securities		9,967		14,522
Dividends (*)		89,808		77,740
Communications, rent and other		102,431		116,296
Revenues from entities other than the banking sector		197,855		175,325
Total other operating income, net	Ps.	1,626,919	Ps.	1,537,660

(*) Includes Ps. 19,704 and Ps. 38,830 of dividend income from CFC Ltd and CFC Gas Holding S.A.S respectively. (For further detail see note (4) included herein).

(17)	OPERATING EXPENSES

The following table presents the components of total operating expenses:

	June 30, 2012		June 30, 2011

Salaries and wages	Ps.	992,112	Ps.	919,378
Administrative expenses		1,243,529		1,197,473
Insurance for deposits		91,355		78,680
Depreciation		143,079		135,573
Other		62,486		72,553
Total operating expenses	Ps.	2,532,561	Ps.	2,403,657

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)

(18)	NON-OPERATING INCOME (EXPENSES), NET

The following table presents the components of total non-operating income and expenses:

	June 30, 2012		June 30, 2011
Non-operating income:
Gain on sale of foreclosed assets	Ps.	5,273	Ps.	12,433
Gain on sale of property, plant and equipment		6,942		16,580
Recoveries of other provisions		132,580		82,712
Other (1)		64,732		75,182
Total non-operating income		209,527		186,907
Non-operating (expenses):
Loss on sale of property, plant and equipment		(145)		(1,182)
Indemnities		(985)		(1,884)
Penalties		(5,605)		(7,031)
Others (2)		(81,472)		(50,946)
Total non-operating (expenses)		(88,207)		(61,043)
Total non-operating income (expenses), net	Ps.	121,320	Ps.	125,864
(1)	Corresponds primarily to foreign exchange gains.

(2)
Other non-operating expenses in 2011 include, among other accounts “Other provisions” for Ps. 99,020, part of which were recovered during the same year and included in the “recoveries of other provisions” account, as part of total Non-operating income.

(19)	RELATED PARTY TRANSACTIONS

Related parties are considered to be Grupo Aval’s main shareholders, members of the board of directors and related companies in which Grupo Aval holds an interest of 10% or more of total equity, or where it holds economic, administrative or financial interests. It also considers investments in which Grupo Aval’s shareholders or members of the board of directors hold an interest of 10% or more of total equity. Grupo Aval’s banking subsidiaries have loans outstanding with, and deposits from, their officers all reflecting current fair market conditions.

Shareholders

Significant balances and transactions with shareholders were as follows:

	June 30, 2012		December 31, 2011
Borrowings from banks and other:
Adminegocios y Cia. S.A. (1)	Ps.	8.333	Ps.	343,704
Rendifin S.A.		789.717		789,716
Bienes y comercio S.A.		355.700		310,700
Total borrowings from banks and other	Ps.	1.153.750	Ps.	1,444,120
(1)	During the six-month period ended June 30, 2012, Grupo Aval paid Ps. 355,370 to, and acquired a new Ps. 20,000 financial obligation with, Adminegocios y Cia S.A.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
and for the six-month periods ended June 30, 2012 (unaudited) and 2011(unaudited)
(Stated in millions of Colombian pesos)
These obligations have a five-year maturity and have a cost of DTF + 3.0%

	June 30, 2012		December 31, 2011

Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	108	Ps.	3,750
Rendifin S.A.		8.673		8,096
Bienes y comercio S.A.		4.014		3,062
Total accrued interest payable	Ps.	12.795	Ps.	14,908
Accounts payable: (1)
Adminegocios y Cia. S.A.	Ps.	46.553	Ps.	45,260
Rendifin S.A.		5.539		5,386
Actiunidos S.A.		37.014		35,986
Total accounts payable	Ps.	89.106	Ps.	86,632
(1)	Accounts payable reflect dividends payable by Grupo Aval to Adminegocios y Cia. S.A. and to Actiunidos S.A.

Grupo Aval’s financial obligation with related parties generated an interest expense for Ps. 55,514 and Ps. 53,386 for the six-month periods ended June 30, 2012 and 2011, respectively. Those expenses were accrued in Grupo Aval’s statement of income in each period.

Members of the Board of Directors:

The transactions with members of the board of directors were as follows:

	June 30, 2012		June 30, 2011
Fees	Ps.	239	Ps.	114

(20)	SUBSEQUENT EVENTS

On July 31, 2012, Corficolombiana launched a tender offer (oferta pública de adquisición) for the purchase the remaining 75.03%, or 99,726,875, of outstanding common shares in Promigas at a purchase price of Ps 25,000 per share.  The tender offer closed on September 12, 2012 with the purchase of 1,281,993 shares for a total consideration of Ps. 32.0 billion.